scivanta
MEDICAL CORPORATION

215 Morris Avenue
Spring Lake, NJ 07762
Tel.: 732-282-1620
Fax: 732-282-1621




SEC MAIL
PROCESSING
RECEIVED
MAY 0 1 2007
WASH, D.C.
185
SECTION

April 27, 2007

Dear Stockholder:

You are cordially invited to attend the annual meeting of stockholders of Scivanta Medical Corporation (formerly Medi-Hut Co., Inc.) to be held at the offices of Giordano, Halleran & Ciesla, P.C., located at 125 Half Mile Road, Red Bank, New Jersey, on May 31, 2007 at 10:00 a.m., local time.

At the annual meeting, you will be asked to elect five nominees for director, to consider and adopt the Scivanta Medical Corporation 2007 Equity Incentive Plan and to consider and act upon such other business as may properly come before the annual meeting or any adjournment or postponement thereof.

It is important that your shares of Scivanta Medical Corporation common stock are represented at the annual meeting, whether or not you attend the annual meeting in person and regardless of the number of shares you own. To ensure that your shares of common stock are represented, we urge you to complete, sign, date and return your proxy card in the enclosed postage prepaid envelope. If you attend the annual meeting, you may vote in person even if you have previously submitted a proxy. Your prompt attention is greatly appreciated.

Very truly yours,

Thomas S. Gifford
Secretary

scivanta MEDICAL CORPORATION

215 Morris Avenue
Spring Lake, New Jersey 07762
(732) 282-1620

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held On May 31, 2007

To the Stockholders of Scivanta Medical Corporation:

NOTICE IS HEREBY GIVEN, that the annual meeting of stockholders (the "Annual Meeting") of Scivanta Medical Corporation (formerly Medi-Hut Co., Inc.) will be held at the offices of Giordano, Halleran & Ciesla, P.C., located at 125 Half Mile Road, Red Bank, New Jersey, on May 31, 2007 at 10:00 a.m., local time, for the following purposes:

1. To elect five nominees for director who will serve on Scivanta Medical Corporation's Board of Directors for the following year and until their successors have been elected and qualify;
2. To consider and vote on the proposal to approve and adopt the Scivanta Medical Corporation 2007 Equity Incentive Plan; and
3. To transact such other business as may properly come before the Annual Meeting, or any adjournment or postponement thereof.

Stockholders of record at the close of business on April 23, 2007, are entitled to notice of and to vote at the Annual Meeting and at any adjournment or postponement thereof.

Whether or not you expect to attend the Annual Meeting, please complete, sign and date the enclosed proxy card and return it in the accompanying postage prepaid envelope. You may revoke your proxy either by written notice to Scivanta Medical Corporation, by submitting a proxy card dated as of a later date or in person at the Annual Meeting. The Board of Directors of Scivanta Medical Corporation recommends that you vote **"FOR"** each of the nominees for director and **"FOR"** the proposal to approve and adopt the Scivanta Medical Corporation 2007 Equity Inventive Plan.

By Order of the Board of Directors



Thomas S. Gifford
Secretary

YOU ARE CORDIALLY INVITED TO ATTEND THE ANNUAL MEETING OF STOCKHOLDERS. HOWEVER, TO ENSURE YOUR REPRESENTATION AT THE ANNUAL MEETING, YOU ARE URGED TO SIGN AND DATE THE ACCOMPANYING PROXY AND MAIL IT AT ONCE IN THE ENCLOSED POSTAGE PREPAID ENVELOPE. PROMPT RESPONSE IS HELPFUL AND YOUR COOPERATION WILL BE APPRECIATED.

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SCIVANTA MEDICAL CORPORATION

PROXY STATEMENT
FOR
ANNUAL MEETING OF STOCKHOLDERS

General Information

This Proxy Statement is being furnished to the holders of common stock, with a par value of $.001 per share ("Common Stock"), of Scivanta Medical Corporation (formerly Medi-Hut Co., Inc.) ("Scivanta") in connection with the solicitation of proxies by its Board of Directors (the "Board" or "Board of Directors") for use at the annual meeting of stockholders of Scivanta to be held at 10:00 a.m., local time, on May 31, 2007 at the offices of Giordano, Halleran & Ciesla, P.C., located at 125 Half Mile Road, Red Bank, New Jersey (the "Annual Meeting"). The Board of Directors has fixed the close of business on April 23, 2007 as the record date for the determination of stockholders entitled to notice of and to vote at the Annual Meeting.

At the Annual Meeting, stockholders of Scivanta will consider and vote on:

- the election of five nominees for director;
- the proposal to approve and adopt the Scivanta Medical Corporation 2007 Equity Incentive Plan (the "2007 Equity Incentive Plan"); and
- any other business as may properly come before the Annual Meeting.

Stockholders may revoke the authority granted by their execution of proxies at any time before the effective exercise of such proxies by filing written notice of such revocation with the secretary of the Annual Meeting. Presence at the Annual Meeting does not, in and of itself, revoke the proxy. Also, any grant of a proxy subsequent to an earlier grant of a proxy, revokes the earlier proxy. All shares of Common Stock represented by executed and unrevoked proxies will be voted in accordance with the specifications therein. Proxies submitted without specification will be voted "**FOR**" the election of each of the nominees for director and "**FOR**" the proposal to approve and adopt the 2007 Equity Incentive Plan. Neither the Board nor management of Scivanta is aware, to date, of any matter being presented at the Annual Meeting other than the election of directors and the proposal to approve and adopt the 2007 Equity Incentive Plan, but, if any other matter is properly presented, the persons named in the proxy will vote thereon according to their best judgment.

Proxies for use at the Annual Meeting are being solicited by the Board of Directors. The cost for preparing, assembling and mailing the proxy materials is to be borne by Scivanta. It is not anticipated that any compensation will be paid for soliciting proxies, and Scivanta does not intend to employ specially engaged personnel in the solicitation of proxies. It is contemplated that proxies will be solicited principally through the mail, but directors, officers and employees of Scivanta, without additional compensation, may solicit proxies personally or by telephone, telegraph, facsimile transmission or special letter.

This Proxy Statement and the enclosed proxy card are being mailed to stockholders on or about April 27, 2007.

Voting Securities

Stockholders of record at the close of business on April 23, 2007 are entitled to one vote for each share of Common Stock then held by them. As of that date, Scivanta had 23,301,156 shares of Common Stock issued and outstanding. The presence, in person or by proxy, of at least a majority of the total number of outstanding shares of Common Stock entitled to be voted at the Annual Meeting is necessary to constitute a quorum at the Annual Meeting. Abstentions and broker non-votes will be counted as shares present and entitled to be voted at the Annual Meeting for the purpose of determining the existence of a quorum.

Directors will be elected by a plurality of the votes cast at the Annual Meeting whether in person or by proxy. A majority of the outstanding shares of Common Stock voted at the Annual Meeting at which a quorum is present must be voted in favor of the proposal to approve and adopt the 2007 Equity Incentive Plan. All votes will be tabulated by the inspector of election appointed at the Annual Meeting who will separately tabulate affirmative votes, negative votes, abstentions and broker non-votes.

Principal Stockholders and Security Ownership of Management

The following table sets forth information as of April 23, 2007, with respect to the beneficial ownership (as defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of Scivanta's Common Stock, which is the only class of Scivanta capital stock with shares issued and outstanding, by (1) each director and nominee for director of Scivanta, (2) each of the Named Executive Officers (as hereinafter defined) for the fiscal year ended October 31, 2006, (3) each person or group of persons known by Scivanta to be the beneficial owner of 5% of Scivanta's outstanding Common Stock, and (4) all directors and executive officers of Scivanta as a group. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the "SEC") and generally includes voting or investment power with respect to securities. Except as indicated by footnote, the persons named in the table below have sole voting power and investment power with respect to the shares of Common Stock shown as beneficially owned by them.

Name of Beneficial Owner	Beneficial Ownership of Common Stock	
	No. of Shares (1)	Percent of Class
David R. LaVance (2)(3)(4)(5)	4,118,500	17.52%
Thomas S. Gifford (3)(6)(7)	4,429,438	18.85%
Lawrence M. Levy (3)(8)	6,250	*
Anthony Giordano, III (3)(9)	7,250	*
Richard E. Otto (3)(10)	707,250	2.95%
John A. Moore (11)(12)	1,580,000	6.70%
Richard S. Rimer (13)(14)	3,163,000	13.57%
All directors and executive officers as a group (4)(5)(7)(8)(9)(10)	8,757,750	35.44%

* Represents less than 1% of the issued and outstanding shares of Common Stock.

(1) In accordance with Rule 13d-3 of the Exchange Act, a person is deemed to be the beneficial owner, for purposes of this table, of any shares of Scivanta's Common Stock if he, she or it has voting or investment power with respect to such security. This includes shares (a) subject to options and warrants exercisable within sixty days, and (b)(1) owned by a spouse, (2) owned by other immediate family members, or (3) held in trust or held in retirement accounts or funds for the benefit of the named individuals, over which shares the person named in the table may possess voting and/or investment power.

(2) Such person serves as Scivanta's President and Chief Executive Officer.

(3) Such person serves as a director of Scivanta and maintains a mailing address of 215 Morris Avenue, Spring Lake, New Jersey 07762.

(4) Includes 56,000 shares currently available for purchase or which are available for purchase within sixty days of April 23, 2007 under the option granted to Mr. LaVance on February 5, 2007 by Scivanta. Also, includes 310,938 shares held by the LaVance Trust for Children, a trust established for the benefit of Mr. LaVance's children. Mr. LaVance disclaims beneficial ownership of these securities.

(5) Includes 200,000 shares currently available for purchase under the warrant issued on May 14, 2004 to Century Capital Associates, LLC ("Century Capital"). Each of Mr. LaVance and Mr. Gifford disclaims beneficial ownership of these securities except to the extent of his ownership in Central Capital.

(6) Such person serves as Scivanta's Executive Vice President, Chief Financial Officer (Treasurer) and Secretary.

(7) Includes 56,000 shares currently available for purchase or which are available for purchase within sixty days of April 23, 2007 under the option granted to Mr. Gifford on February 5, 2007 by Scivanta. Also includes 310,938 shares held by the LaVance Trust for Children. Mr. Gifford is the trustee for the LaVance Trust for Children. Mr. Gifford disclaims beneficial ownership of these securities.

(8) Represents the shares available for purchase within sixty days of April 23, 2007 under the warrant issued to Mr. Levy on March 15, 2007 by Scivanta.

(9) Represents the shares available for purchase within sixty days of April 23, 2007 under the warrant issued to Mr. Giordano on March 15, 2007 by Scivanta.

(10) Represents the shares currently available for purchase or which are available for purchase within sixty days of April 23, 2007 under the warrants issued to him on July 24, 2003, May 14, 2004, February 25, 2005 and February 5, 2007 by Scivanta.

(11) Mr. Moore, a former director of Scivanta, maintains a mailing address at 403 Marsh Lane, Wilmington, Delaware 19804.

(12) Includes 300,000 shares currently available for purchase or which are available for purchase within sixty days of April 23, 2007 under the warrants issued to him on July 24, 2003 and February 5, 2007 by Scivanta.

(13) Mr. Rimer maintains a mailing address at 17 Chemin De La Sapinere, 1253 Vandoeuvres, Geneva, Switzerland.

(14) Includes 375,000 shares subject to a convertible debenture issued as of May 1, 2005.

ELECTION OF DIRECTORS

The By-laws of Scivanta provide that the number of directors shall not be less than one director nor more than twelve directors, and permit the exact number of directors to be determined from time to time by the Board. Currently, the Board has fixed the number of directors at five.

Nomination Process

Effective May 24, 2006, Scivanta's Board of Directors adopted a formal process by which nominees for director of Scivanta are selected. Because Scivanta does not currently have a nominating committee, those members of the Board who qualify as independent pursuant to the standards set forth by the SEC propose nominees for director for consideration by the full Board.

In making its recommendations to the Board, the independent directors consider, at a minimum, candidates who have expertise that may be useful to Scivanta as well as those candidates who exhibit the highest personal and professional ethics. When considering candidates for director, the independent directors of the Board, in addition to the minimum criteria set forth above, consider various factors, including (i) relevant business experience; (ii) independence from management; (iii) judgment, skill, integrity and reputation; (iv) existing commitments and potential conflicts of interest; (v) financial and accounting background; and (vi) the size and composition of the existing Board. In determining whether to recommend a director for re-election, the independent directors also consider the director's past attendance at meetings and participation in and contributions to the activities of the Board.

Nominees

It is intended that the proxies solicited by the Board will be voted **"FOR"** the five nominees listed below in the section captioned "Board of Directors" (unless a stockholder otherwise directs). If, for any reason, any of the nominees becomes unavailable for election to or service on the Board, the proxies solicited by the Board of Directors will be voted for such substituted nominee(s) as is (are) selected by the Board of Directors. The Board has no reason to believe that any of the named nominees are not available or will not serve if elected. Each nominee for director currently serves as a director of Scivanta. Directors will be elected by a plurality of the votes cast at the Annual Meeting whether in person or by proxy.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE NOMINEES FOR DIRECTOR.

Board of Directors

Each candidate for director currently serves as a director of Scivanta and has been nominated to serve for an additional one year term to expire at the next annual meeting of stockholders of Scivanta. The name, age, principal occupation or employment and biographical information of each person nominated to serve as a member of the Board of Directors of Scivanta is set forth below:

Name and Address	Age	Principal Occupation or Employment
David R. LaVance	53	Chairman of the Board, President and Chief Executive Officer
Thomas S. Gifford	38	Executive Vice President, Chief Financial Officer (Treasurer), Secretary and Director
Richard E. Otto	57	Chief Executive Officer and Director of Corautus Genetics Inc.
Lawrence M. Levy	69	Senior Counsel at Brown Rudnick Berlack Israels LLP.
Anthony Giordano, III	41	Executive Vice President and Chief Financial Officer of Central Jersey Bancorp and Central Jersey Bank, National Association.

There are no family relationships among the current executive officers and directors of Scivanta. None of the current executive officers or directors of Scivanta are directors of any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940, as amended, except for Mr. LaVance and Mr. Levy, who serve as directors of Hologic, Inc. (NASDAQ: HOLX), and Mr. Otto, who serves as a director of Corautus Genetics Inc. (AMEX: VEGF).

Biographical Information

David R. LaVance: Mr. LaVance became Scivanta's President and Chief Executive Officer and the Chairman of its Board of Directors on March 21, 2003. He also is the President and co-founder of Century Capital which was founded in 1997. Mr. LaVance was a Managing Director of KPMG Health Ventures, an advisory group providing investment banking services to healthcare companies from 1995 through 1997. Prior to joining KPMG Health Ventures, Mr. LaVance was a founder of Physicians Data Corporation, a startup health informatics company formed in 1994, and served as the President of Nuclear Care, Inc., a nuclear imaging clinical services provider from 1992 through 1995. Before founding Nuclear Care, Mr. LaVance held a series of operating positions with Dornier MedTech America, Inc., a medical device company that specializes in lithotriptors and other medical devices, ultimately serving as the President of Dornier MedTech in Japan. Mr. LaVance currently is a member of the Board of Directors of

Hologic, Inc. (NASDAQ: HOLX), a publicly traded medical device company specializing in digital imaging. Mr. LaVance received a B.A. degree from Furman University and a J.D. degree from Washington College of Law of the American University.

Thomas S. Gifford: Mr. Gifford became Scivanta's Executive Vice President, Chief Financial Officer (Treasurer) and a director on March 21, 2003. He later became the Secretary of Scivanta on July 22, 2003. Mr. Gifford is also the Vice President and co-founder of Century Capital. He is a licensed attorney in New York and New Jersey and is a Certified Public Accountant. He was formerly a Manager and Associate Director of KPMG Health Ventures. Prior to KPMG Health Ventures, Mr. Gifford was an accountant for KPMG Peat Marwick LLP from 1990 through 1994, where he provided auditing and financial due diligence services to various publicly traded and privately held emerging technology companies. Mr. Gifford currently serves on the Board of Directors of Maloy Risk Services, Inc., a privately held insurance brokerage. Mr. Gifford received a B.S. degree from Rutgers University and a J.D. degree from Seton Hall University School of Law.

Richard E. Otto: Mr. Otto was elected as a director of Scivanta on May 6, 2003. He has been the Chief Executive Officer and a director of Corautus Genetics Inc. (formerly GenStar Therapeutics Corporation), a publicly traded biopharmaceutical company (AMEX: VEGF) dedicated to the development of innovative gene therapy products for the treatment of cardio and vascular disease, since the merger of Corautus and Vascular Genetics Inc. on February 5, 2003. Prior to the merger, he served as Chief Executive Officer and a director of Vascular Genetics Inc., a developer of gene therapy for the treatment of severe cardiovascular disease, since January, 2002. From June 1995 through April 1998, he was Chief Executive Officer and director of CardioDynamics International Corporation (NASDAQ: CDIS), a publicly traded company that develops, manufactures and markets noninvasive heart-monitoring devices. Mr. Otto has served as a consultant to the founder of WebMD and as a consultant to key management positions with Cardiac Pacemakers Inc. (now a Guidant company). Mr. Otto also held positions at Intermedics, Inc., Medtronic Inc., and Eli Lilly and Company. Mr. Otto currently serves as a director and Chairman of ImaRx Therapeutics, a privately-held company engaged in medical technology development. He received a B.S. degree from the University of Georgia.

Lawrence M. Levy: Mr. Levy was elected as a director of Scivanta on March 15, 2007. He has been Senior Counsel at Brown Rudnick Berlack Israels LLP, an international law firm, since February 2005 and, for more than 30 years before that, had been a Partner at Brown Rudnick, specializing in corporate and securities law. Mr. Levy is also a member of the Boards of Directors of Hologic, Inc. (NASDAQ: HOLX), a publicly traded medical device company specializing in digital imaging, Option N.V. of Belgium, a broadband wireless company specializing in data cards, embedded wireless modules, fixed mobile devices and related software and the Facing History and Ourselves National Foundation. Mr. Levy received a B.A. from Yale University and a L.L.B. from Harvard Law School.

Anthony Giordano, III: Mr. Giordano was elected as a director of Scivanta on March 15, 2007. He has served as the Executive Vice President, Chief Financial Officer, Treasurer and Assistant Secretary of Central Jersey Bancorp (formerly Monmouth Community Bancorp), a publicly traded bank holding company (NASDAQ: CJBK), since January 1, 2005. Prior to the consummation of the combination of Monmouth Community Bancorp and Allaire Community

Bank on January 1, 2005, he served as an Executive Vice President and the Chief Financial Officer, Treasurer and Secretary of Monmouth Community Bancorp and its bank subsidiary, Monmouth Community Bank, N.A. Prior to joining Monmouth Community Bank, N.A. in May 1998, Mr. Giordano was employed by PNC Bank (formerly Midlantic Bank), where he served as Real Estate Banking Officer from 1996 to 1998 and Senior Accountant/Financial Analyst from 1994 to 1996. From 1988 to 1994, Mr. Giordano served in various positions at Shadow Lawn Savings Bank, including Budget and Financial Planning Manager and Financial Analyst. Mr. Giordano received a M.B.A degree from Monmouth University and a B.S. degree in finance from Kean University.

Meetings and Committees of the Board of Directors

The Board of Directors of Scivanta conducts business through meetings of the Board and sometimes by unanimous written consent. In addition, the Board sometimes conducts business through its committees, including an Audit Committee and Compensation Committee. The Board of Directors for the fiscal year ended October 31, 2006 consisted of: David R. LaVance, Thomas S. Gifford, John A. Moore and Richard E. Otto. Mr. Moore resigned from the Board on January 2, 2007.

During fiscal 2006, the Board held 2 meetings, with each director of Scivanta serving on the Board in fiscal 2006 attending at least 75% of the aggregate of (1) the total number of Board meetings held during fiscal 2006 and (2) the total number of meetings of all committees of the Board on which he served during fiscal 2006. Scivanta also encourages all of its directors to attend the Annual Meeting and typically schedules a Board meeting immediately preceding or after the Annual Meeting.

Compensation Committee

The Compensation Committee of the Board of Directors currently is comprised of directors Richard E. Otto, Lawrence M. Levy and Anthony Giordano, III. Mr. Otto is the Chairman of the Compensation Committee. The Compensation Committee is responsible for determining whether Scivanta's compensation and benefits packages are suitable and do not provide excessive benefits or result in material financial loss to Scivanta. The Compensation Committee is also responsible for approving or recommending to the Board compensation packages and plans for senior management and directors. These compensation packages include salaries, bonuses, vacations, termination benefits, profit-sharing plans, contributions to employee pension plans, stock option and stock purchase plans, indemnification agreements and employment/change of control contracts. When reviewing the proposed compensation packages, the Compensation Committee will consider: (1) the combined value of all cash and noncash benefits provided to the individual or individuals; (2) the compensation history of the individual or individuals as compared to other individuals with comparable expertise at Scivanta; (3) the financial condition of Scivanta; (4) comparable compensation packages at similar institutions based upon such factors as asset size, geographic location and the services provided; (5) the projected total cost and benefit to Scivanta for post employment benefits; and (6) any connection between the individual and any fraudulent act or omission, breach of trust of fiduciary duty or insider abuse with regard to Scivanta. During the fiscal year ended October 31, 2006, the Compensation Committee met 2 times.

Audit Committee

For the year ended October 31, 2006, the Audit Committee of the Board of Directors of Scivanta consisted of directors John A. Moore and Richard E. Otto. Thereafter, Mr. Moore continued to serve on the Audit Committee until his resignation from the Board on January 2, 2007. On March 15, 2007, Lawrence M. Levy and Anthony Giordano, III were appointed to the Audit Committee, and Mr. Giordano was appointed Chairman of the Audit Committee. Each of Mr. Giordano, Mr. Otto and Mr. Levy qualify as an independent director in accordance with the rules of NASDAQ and the rules and regulations of the SEC. In addition, the Board has determined that Mr. Otto and Mr. Giordano are both independent and qualify as a financial experts by SEC rules. The Audit Committee's primarily responsibility is to assist the Board in fulfilling its oversight responsibilities with respect to financial reports and other financial information, as well as such other responsibilities set forth in the Amended and Restated Charter of the Audit Committee which was adopted on May 14, 2004.

Report of the Audit Committee of the Board of Directors

Notwithstanding anything to the contrary set forth in any of Scivanta's previous or future filings under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, that might incorporate this Proxy Statement, in whole or in part, the following report shall not be deemed to be incorporated by reference into any such filing.

Audit Committee Charter. The Audit Committee had developed an Audit Committee Charter (the "Charter") in consultation with Scivanta's Board of Directors and independent public accountants. The Board adopted an amended and restated version of the Charter on May 14, 2004.

Review of Audited Financial Statements for the fiscal year ended October 31, 2006. The Audit Committee, as in place for fiscal 2006, reviewed and discussed with Scivanta's management the audited financial statements of Scivanta for the fiscal year ended October 31, 2006. In addition, the Audit Committee discussed with Weiser LLP, Scivanta's independent public accountants, those matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees).

The Audit Committee also received the written disclosures and the letter from Weiser LLP required by Independence Standards Board Standard No. 1 (Independence Discussion with Audit Committees), and the Audit Committee discussed the independence of Weiser LLP with that firm.

Based on the Audit Committee's review and discussions noted above, the Audit Committee, as in place for fiscal 2006, recommended to the Board that Scivanta's audited financial statements for the fiscal year ended October 31, 2006 be included in its Annual Report on Form 10-KSB for the fiscal year ended October 31, 2006 and that such Form 10-KSB be filed with the SEC.

Submitted by: Richard E. Otto

Principal Accounting Fees and Services

Audit Fees. Scivanta was billed $49,500 by Weiser LLP for audit fees relating to Scivanta's fiscal year ended October 31, 2006 and was billed $35,000 by Weiser LLP for audit fees relating to Scivanta's fiscal year ended October 31, 2005. Audit fees consisted of fees for the audit of Scivanta's annual financial statements and review of quarterly financial statements as well as services normally provided in connection with statutory and regulatory filings or engagements, comfort letters, consents and assistance with and review of Scivanta documents filed with the SEC.

Audit Related Fees. Scivanta did not incur any fees associated with audit related services with Weiser LLP, or any other accounting firm, relating to fiscal years ended October 31, 2006 and 2005. Audit-related fees are fees for assurance and related services, including primarily employee benefit plan audits, due diligence related to acquisitions, accounting consultations in connection with acquisitions, consultation concerning financial accounting and reporting standards and consultation concerning matters related to Section 404 of the Sarbanes Oxley Act of 2002.

Tax Fees. Scivanta did not incur any fees associated with tax services with Weiser LLP relating to fiscal years ended October 31, 2006 and 2005. Scivanta was billed $1,750 by Karl Dienes, CPA, for tax compliance services relating to fiscal year ended October 31, 2006 and was billed $1,750 by Karl Dienes, CPA, for tax compliance services relating to fiscal year ended October 31, 2005. Tax fees consisted primarily of fees for tax compliance, tax advice and tax planning services.

All Other Fees. Scivanta did not incur any fees associated with non-audit services with Weiser LLP, or any other accounting firm, relating to fiscal years ended October 31, 2006 and 2005.

EXECUTIVE OFFICERS

The name, age, current position and biographical information of each executive officer of Scivanta is set forth below:

Name and Address	Age	Capacities in Which Served
David R. LaVance	53	Chairman of the Board, President and Chief Executive Officer
Thomas S. Gifford	38	Executive Vice President, Chief Financial Officer (Treasurer), Secretary and Director

Biographical Information

For the biographical information for David R. LaVance and Thomas S. Gifford, see "ELECTION OF DIRECTORS - Board of Directors."

Executive Compensation

The following table sets forth information concerning the annual and long-term compensation for services in all capacities to Scivanta for the fiscal years ended October 31, 2006, 2005 and 2004 of any person who served as Scivanta's President and Chief Executive Officer during the fiscal year ended October 31, 2006 and each other executive officer of Scivanta whose total annual salary and bonus for the fiscal year ended October 31, 2006 exceeded $100,000 (the "Named Executive Officers").

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Position	Year	Salary ($)	Bonus ($)	Other Annual Compensa -tion ($)	Restricted Stock Award(s) ($)	Securities Underlying Options #	LTIP Payouts ($)	All Othe Compens tion ($)
David R. LaVance,	2006	$ --	$ --	$ --	$ --	--	$ --	$ --
President and Chief	2005	--	--	--	--	--	--	--
Executive Officer (1)	2004	--	--	--	--	--	--	--
Thomas S. Gifford,	2006	--	--	--	--	--	--	--
Executive Vice	2005	--	--	--	--	--	--	--
President, Chief Financial Officer (Treasurer) and Secretary (1)	2004	--	--	--	--	--	--	--

(1) For the fiscal years ended October 31, 2006, 2005 and 2004, Century Capital provided consulting services to Scivanta pursuant to Consulting Services Agreements. Under these Consulting Services Agreements, Scivanta paid consulting fees and other remuneration to Century Capital. Mr. LaVance and Mr. Gifford are owners and officers of Century Capital. Neither Mr. LaVance nor Mr. Gifford received any direct compensation from Scivanta for the fiscal years ended October 31, 2006, 2005 and 2004. See "Amended and Restated Consulting Services Agreement," "Warrants Issued to Century Capital" and "Certain Relationships and Related Transactions."

Employment Agreements

Currently, there exists no employment agreement with any of Scivanta's executive officers. However, Scivanta and Messrs. LaVance and Gifford are in the process of negotiating employment contracts.

Amended and Restated Consulting Services Agreement

Effective February 1, 2005, Scivanta and Century Capital entered into an amended and restated Consulting Services Agreement which replaced the original Consulting Services Agreement that was entered into by such parties as of February 1, 2003. Pursuant to the amended and restated Consulting Services Agreement, Century Capital provided the services of David R. LaVance and Thomas S. Gifford as Scivanta's corporate officers for a monthly fee of $50,000. Both Messrs. LaVance and Gifford served Scivanta as independent contractors and were not able to participate in Scivanta's employee benefit plans. Effective February 1, 2007,

Mr. LaVance became an employee of Scivanta and will continue to serve as Scivanta's President and Chief Executive Officer and Mr. Gifford became an employee of Scivanta and will continue to serve as Scivanta's Executive Vice President, Chief Financial Officer, Treasurer and Secretary. Contemporaneously with Scivanta's employment of Messrs. LaVance and Gifford, Scivanta and Century Capital terminated the amended and restated Consulting Services Agreement.

As employees of Scivanta, each of Mr. LaVance and Mr. Gifford will receive a base salary of $275,000 per annum, will be entitled to receive an annual bonus based on achievement of objectives agreed to by the Board of Directors and Messrs. LaVance and Gifford and will be able to participate in Scivanta's employee benefit plans.

Stock Option Plan

On July 5, 2002, the stockholders of Scivanta approved the Scivanta Medical Corporation 2002 Equity Incentive Plan (the "2002 Equity Incentive Plan") effective as of January 1, 2002. The 2002 Equity Incentive Plan was placed into effect in order to promote the long-term success of Scivanta and to (1) encourage employees, independent directors and consultants of Scivanta to focus on critical long-range objectives, (2) encourage the attraction and retention of employees, independent directors and consultants with exceptional qualifications, and (3) link employees, independent directors and consultants directly to stockholders' interests through increased stock ownership.

The 2002 Equity Incentive Plan provides for awards in the form of restricted shares, incentive stock options, nonstatutory stock options and stock appreciation rights. The aggregate number of shares of Common Stock which may be awarded under the 2002 Equity Incentive Plan is 2,000,000 shares.

A copy of the 2002 Equity Incentive Plan was attached as "Exhibit B" to Scivanta's definitive proxy statement filed with the SEC on June 10, 2002. As of April 23, 2007, options to purchase 1,470,000 shares of Common Stock had been granted under the 2002 Equity Incentive Plan to employees of Scivanta.

Warrants Issued to Century Capital

Warrant Dated May 14, 2004

On May 14, 2004, Scivanta issued Century Capital a ten year, non-cancelable warrant to purchase 700,000 shares of Common Stock at a purchase price of $0.04 per share. 100,000 shares of Common Stock underlying the warrant became available for purchase as of May 14, 2004, with the remaining shares of Common Stock underlying the warrant becoming available for purchase upon the achievement of specific milestones as follows: 100,000 shares of Common Stock shall be available for purchase upon Scivanta's receipt of at least $2,000,000 in cumulative proceeds related to the litigation with respect to Scivanta's exclusive right to distribute the hormone replacement therapy drug, Syntest; 100,000 shares of Common Stock shall be available for purchase upon the filing of Scivanta's annual report on Form 10-KSB for the fiscal year ended October 31, 2002; 100,000 shares of Common Stock shall be available for purchase upon the filing of Scivanta's quarterly reports on Form 10-QSB for the quarters ended

January 31, 2003, April 30, 2003 and July 31, 2003; 100,000 shares of Common Stock shall be available for purchase upon Scivanta's receipt of at least $500,000 in cumulative proceeds from the litigation against certain former officers, directors and others and/or the litigation against the Rosenberg, Rich, Baker, Berman & Company and Koenig, Russo & Associates accounting firms; 100,000 shares of Common Stock shall be available for purchase upon Scivanta becoming eligible to register its Common Stock pursuant to the Securities Act; and 100,000 shares of Common Stock shall be available for purchase upon the acquisition by Scivanta of a product or line of business. The warrant contains certain limited registration rights.

On November 1, 2004, Century Capital exercised its right to purchase 200,000 shares of Common Stock underlying the warrant. Of the shares purchased, 100,000 shares of Common Stock became available for purchase on May 14, 2004, the issuance date of the warrant, and the other 100,000 shares of Common Stock became available for purchase during the fiscal year ended October 31, 2004 as a result of Scivanta's receipt of $500,000 of cumulative proceeds from the litigation against certain former officers, directors and others which occurred in 2004. The $8,000 due to Scivanta from Century Capital as a result of this exercise was offset by Scivanta against monthly consulting fees due and owing to Century Capital that had been deferred for payment.

On November 13, 2006, Century Capital exercised its right to purchase 300,000 shares of Common Stock underlying the warrant. Of the shares of Common Stock purchased, 100,000 shares of Common Stock became available for purchase on November 24, 2005, the date Scivanta filed its annual report on Form 10-KSB for the fiscal year ended October 31, 2002. In addition, 100,000 shares of Common Stock became eligible for purchase on May 27, 2006, the date Scivanta filed its quarterly reports on Form 10-QSB for the quarters ended January 31, 2003, April 30, 2003 and July 31, 2003 and the other 100,000 shares of Common Stock became available for purchase on November 10, 2006, the date Scivanta acquired the exclusive world-wide rights to develop, make and sell the HCMS. The $12,000 due to Scivanta from Century Capital as a result of this exercise was offset by Scivanta against monthly consulting fees due and owing to Century Capital that had been deferred for payment.

On January 29, 2007, Scivanta filed with the SEC its annual report on Form 10-KSB for the fiscal year ended October 31, 2006. As a result, Scivanta became current with its periodic report filings with the SEC and, thereby, should be eligible to register shares of Common Stock pursuant to the Securities Act. Consequently, 100,000 shares of Common Stock available for purchase under the warrant vested as of January 29, 2007. In addition, on March 27, 2007, Scivanta received the final payment of $2,550,000 from Syntho Pharmaceuticals, Inc. and its principal owner, Muhammed Malik, related to the settlement of the Syntest litigation. Consequently, 100,000 shares of Common Stock available for purchase under the warrant vested as of March 27, 2007. As of April 23, 2007, 500,000 shares of Common Stock underlying the warrant had been purchased and 200,000 shares of Common Stock underlying the warrant were available for purchase.

Warrant Dated February 25, 2005

On February 25, 2005, a warrant to purchase 500,000 shares of Common Stock was issued to Century Capital. The warrant had a ten year term and was exercisable at $0.03 per share until February 25, 2015. The warrant vested as follows: (a) 250,000 of the shares of Common Stock underlying the warrant became available for purchase as of February 25, 2005; (b) an additional 20,833 of the shares of Common Stock underlying the warrant became available for purchase on the last day of each month commencing February 28, 2005 and ending December 31, 2005; and (c) 20,837 of the shares of Common Stock underlying the warrant became available for purchase on January 31, 2006. The warrant contained standard anti-dilution provisions and limited registration rights.

On February 25, 2005, Century Capital exercised its right to purchase 250,000 shares of Common Stock underlying the warrant. The $7,500 due to Scivanta from Century Capital as a result of this exercise was offset by Scivanta against amounts due and owing to Century Capital related to deferred monthly consulting fees.

On both May 20, 2005 and August 25, 2005, Century Capital exercised its right and purchased 62,500 shares of Common Stock (125,000 shares of Common Stock in total). The $3,750 due to Scivanta from Century Capital as a result of these exercises was offset by Scivanta against deferred monthly consulting fees due to Century Capital.

On November 13, 2006, Century Capital exercised its right to purchase 125,000 shares of Common Stock underlying the warrant. The $3,750 due to Scivanta from Century Capital as a result of this exercise was offset by Scivanta against monthly consulting fees due and owing to Century Capital that had been deferred for payment. As of November 13, 2006, all 500,000 shares underlying the warrant had been purchased.

Warrants Issued to Directors

Warrants Dated July 24, 2003

On July 24, 2003, a warrant to purchase 200,000 shares of Common Stock was issued to each of its then outside directors, James G. Aaron, Richard E. Otto, John A. Moore and Salvatore J. Badalamenti. An aggregate amount of 800,000 shares of Common Stock could be issued pursuant to these warrants. Each warrant has a five year term and is exercisable at $0.26 per share until July 24, 2008. The shares of Common Stock underlying each warrant vested on the date of issuance (66,666 shares of Common Stock), on the first anniversary of the date of issuance (66,666 shares of Common Stock) and on the second anniversary of the date of issuance (66,668 shares of Common Stock). Each warrant contains standard anti-dilution provisions and limited registration rights.

On February 19, 2007, James G. Aaron exercised his right to purchase 66,660 shares of Common Stock underlying the warrant that was issued to him. The Company received $17,334 in connection with the issuance of these shares of Common Stock. As of April 23, 2007, an aggregate of 66,666 shares of Common Stock underlying the warrants had been purchased, an aggregate of 533,332 shares of Common Stock were available for purchase under the warrants and an aggregate of 200,002 shares of Common Stock underlying the warrants had been cancelled.

Warrants Dated May 14, 2004

On May 14, 2004, a warrant to purchase 200,000 shares of Common Stock was issued to each of its then outside directors, Richard E. Otto, John A. Moore and Salvatore J. Badalamenti. An aggregate amount of 600,000 shares of Common Stock could be issued pursuant to these warrants. Each warrant has a five year term and is exercisable at $0.04 per share until May 14, 2009. The shares of Common Stock underlying each warrant vested on the date of issuance (66,600 shares of Common Stock) and on the first anniversary of the date of issuance (133,400 shares of Common Stock). Each warrant contains standard anti-dilution provisions and limited registration rights.

On February 25, 2005, John A. Moore exercised his right to purchase 66,600 shares of Common Stock underlying the warrant that was issued to him. The Company received $2,664 in connection with the issuance of these shares of Common Stock. In addition, on April 20, 2007, Mr. Moore exercised his right to purchase 133,400 shares of Common Stock underlying the warrant that was issued to him. The Company received $5,336 in connection with the issuance of these shares of Common Stock. As of April 23, 2007, an aggregate of 200,000 shares of Common Stock underlying the warrants had been purchased, an aggregate of 266,600 shares of Common Stock underlying the warrants were available for purchase and an aggregate of 133,400 shares of Common Stock underlying the warrants had been cancelled.

Warrants Dated February 25, 2005

On February 25, 2005, a warrant to purchase 200,000 shares of Common Stock was issued to each of its then outside directors, Richard E. Otto and John A. Moore. An aggregate amount of 400,000 shares of Common Stock could be issued pursuant to these warrants. Each warrant has a five year term and is exercisable at $0.03 per share until February 25, 2010. The shares of Common Stock underlying each warrant vested on the date of issuance (100,000 shares of Common Stock) and on the first anniversary of the date of issuance (100,000 shares of Common Stock). Each warrant contains standard anti-dilution provisions and limited registration rights.

On February 25, 2005, John A. Moore exercised his right to purchase 100,000 shares of Common Stock underlying the warrant that was issued to him. The Company received $3,000 in connection with the issuance of these shares of Common Stock. In addition, on April 20, 2007, Mr. Moore exercised his right to purchase 100,000 shares of Common Stock underlying the warrant that was issued to him. The Company received $3,000 in connection with the issuance of these shares of Common Stock. As of April 23, 2007, an aggregate of 200,000 shares of Common Stock underlying the warrants had been purchased and an aggregate of 200,000 shares of Common Stock underlying the warrants were available for purchase.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information as of October 31, 2006 on the number of securities to be issued upon the exercise of outstanding options, warrants and rights and the number of securities remaining available for future issuance under the Equity Incentive Plan and certain other compensation arrangements entered into or established for the officers and directors of Scivanta:

EQUITY COMPENSATION PLAN TABLE

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plan approved by security holders (1)	370,000 (2)(3)(4)	$ 0.07	1,630,000
Equity compensation arrangements not approved by security holders	1,499,998 (5)(6)(7)(8)	$ 0.13	--
Total	1,869,998 (2)(3)(4)(5) (6) (7)(8)	$ 0.12	1,630,000

(1) Scivanta currently has no equity compensation plans other than the 2002 Equity Incentive Plan described herein which has been approved by its stockholders.

(2) Includes 185,000 shares available for purchase at a price of $0.08 per share pursuant to stock options granted to employees of Scivanta on December 23, 2003.

(3) Includes 50,000 shares available for purchase at a price of $0.08 per share pursuant to stock options granted to an employee of Scivanta on May 4, 2004 and 35,000 shares available for purchase at a price of $0.02 per share pursuant to stock options granted to employees of Scivanta on December 23, 2004.

(4) Includes 100,000 shares available for purchase at a price of $0.08 per share pursuant to stock options granted to an employee of Scivanta on December 23, 2005.

(5) Includes 200,000 shares available for purchase at a price of $0.04 per share under the warrant issued to Century Capital on May 14, 2004.

(6) Includes 200,000 shares available for purchase at a price of $0.26 per share under the warrant issued on July 24, 2003 to Richard E. Otto, a current director of Scivanta. Also includes 399,998 shares available for purchase at a price of $0.26 per share under warrants granted on July 24, 2003 to John A. Moore (200,000 shares available for purchase), Salvatore J. Badalamenti (133,332 shares available for purchase), and James G. Aaron (66,666 shares available for purchase), each a former director of Scivanta.

(7) Includes 200,000 shares available for purchase at a price of $0.04 per share under the warrant issued on May 14, 2004 to Richard E. Otto, a current director of Scivanta. Also includes 200,000 shares available for purchase at a price of $0.04 per share under warrants granted on May 14, 2004 to John A. Moore (133,400 shares available for purchase) and Salvatore J. Badalamenti (66,600 shares available for purchase), each a former director of Scivanta.

(8) Includes 200,000 shares available for purchase at a price of $0.03 per share under the warrant issued on February 25, 2005 to Richard E. Otto, a current director of Scivanta. Also includes 100,000 shares available for purchase at a price of $0.03 per share under the warrant granted on February 25, 2005 to John A. Moore, a former director of Scivanta.

Option Grants in the Last Fiscal Year

There were no grants of stock options during the year ended October 31, 2006 to the Named Executive Officers.

Aggregated Option/Warrant Exercises in Last Fiscal Year and Year End Option/Warrant Values

The following table provides certain information with respect to options and/or warrants to purchase Scivanta's Common Stock held by the Named Executive Officers at October 31, 2006.

Name	Shares Acquired on Exercise (#)	Value Realized($)	Number of Shares of Common Stock Underlying Unexercised Options/Warrants at October 31, 2006 (1)		Value of Unexercised In-the-Money Options/Warrants at October 31, 2006 ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
David R. LaVance	--	$ --	325,000 (2)	300,000 (3)	$ -- (4)	$ -- (4)
Thomas S. Gifford	--	$ --	325,000 (2)	300,000 (3)	$ -- (4)	$ -- (4)

(1) Shares reported are beneficially owned by the Named Executive Officers.

(2) Includes 125,000 shares subject to the warrant issued on February 25, 2005 to Century Capital to purchase a total of 500,000 shares of Scivanta's Common Stock. Also includes 200,000 shares subject to the warrant issued on May 14, 2004 to Century Capital to purchase a total of 700,000 shares of Scivanta's Common Stock. Mr. LaVance and Mr. Gifford are owners and officers of Century Capital. Each of Mr. LaVance and Mr. Gifford disclaims beneficial ownership of these securities except to the extent of his ownership interest in Century Capital.

(3) Includes 300,000 shares subject to the warrant issued on May 14, 2004 to Century Capital to purchase a total of 700,000 shares of Scivanta's Common Stock. Mr. LaVance and Mr. Gifford are owners and officers of Century Capital. Each of Mr. LaVance and Mr. Gifford disclaims beneficial ownership of these securities except to the extent of his ownership interest in Century Capital.

(4) The exercise price of the warrant issued on May 14, 2004 was $0.04 per share and the exercise price of the warrant issued on February 25, 2005 was $0.03 per share. The per share market price of Scivanta's Common Stock on October 31, 2006 was $0.01. Inasmuch as the per share market price of the Common Stock on October 31, 2006 did not exceed the per share exercise price of either warrant, such warrants are not considered in-the-money and no value is attributable to such warrants for purposes of this table.

Directors' Compensation

Currently, Scivanta does not provide any cash compensation to its directors. Scivanta has, in prior fiscal years, issued to each of the outside directors warrants to purchase shares of Common Stock. During the fiscal year ended October 31, 2006, Scivanta did not issue any warrants to purchase shares of its Common Stock to the outside directors.

Certain Relationships and Related Party Transactions

David R. LaVance, Scivanta's Chairman, President and Chief Executive Officer, and Thomas S. Gifford, Scivanta's Executive Vice President, Chief Financial Officer (Treasurer) and Secretary, are owners and officers of Century Capital. Effective February 1, 2005, Scivanta and Century Capital entered into an amended and restated Consulting Services Agreement, pursuant to which Messrs. LaVance and Gifford provided services to Scivanta as executive management. The amended and restated Consulting Services Agreement replaced the original Consulting

Services Agreement entered into as of February 1, 2003. For the fiscal year ended October 31, 2006, Scivanta was billed $600,000 for consulting services rendered by Century Capital and Scivanta recorded $75,000 of consulting expense related to the annual bonus due to Century Capital for the one year period commencing February 1, 2006 and ending January 31, 2007. During the fiscal year ended October 31, 2006, Scivanta also reimbursed Century Capital for expenses incurred in conjunction with performing the consulting services. As of October 31, 2006, Scivanta owed Century Capital $506,456 for unpaid monthly fees, bonuses and expenses, which was paid in full by Scivanta subsequent to the fiscal year ended October 31, 2006.

For the fiscal year ended October 31, 2005, Scivanta was billed $675,000 for consulting services rendered by Century Capital and Scivanta recorded $31,250 of consulting expense related to the annual bonus due to Century Capital, pursuant to the original Consulting Services Agreement, for the one year period commencing February 1, 2004 and ending January 31, 2005. During the fiscal year ended October 31, 2005, Scivanta also reimbursed Century Capital for expenses incurred in conjunction with performing the consulting services and issued Century Capital a warrant to purchase 500,000 shares of Common Stock. As of October 31, 2005, Scivanta owed Century Capital $242,132 for unpaid monthly fees, bonuses and expenses.

On May 1, 2004, Scivanta and Century Capital entered into a Shared Services Agreement whereby Scivanta rented three fully furnished, business equipped offices approximating 340 square feet inside Century Capital's existing offices. This agreement commenced has a month to month term that requires sixty days' written notice to terminate and a monthly rental fee of $2,500. During both the fiscal year ended October 31, 2006 and the fiscal year ended October 31, 2005, Scivanta was billed $30,000 for rent pursuant to the Shared Services Agreement. As of the fiscal year ended October 31, 2006, Scivanta owed Century Capital $50,000 for rent, which was paid by Scivanta subsequent to October 31, 2006.

Effective February 1, 2007, the Shared Services Agreement between Scivanta and Century Capital was terminated and was replaced with a Sublease Agreement. Pursuant to this Sublease Agreement, Scivanta will rent approximately 2,000 square feet of office space inside Century Capital's existing offices. In addition, Scivanta will rent office furniture and other equipment from Century Capital. This agreement has a month-to-month term that requires sixty days written notice to terminate and a monthly rental fee of $5,000. Scivanta is responsible for all operating costs associated with the office space, including utilities, maintenance and property taxes.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires Scivanta's directors, executive officers and persons who own more than 10% of Scivanta's Common Stock, to file with the SEC initial reports of ownership and reports of changes in ownership of Scivanta's Common Stock and other equity and derivative securities. Officers, directors and greater than 10% beneficial owners are required by SEC regulations to furnish Scivanta with copies of all Section 16(a) reports they file. To the knowledge of management, based upon review of the copies of the forms furnished to Scivanta during the fiscal year ended October 31, 2006, all filings required to be made by Scivanta's executive officers and directors pursuant to Section 16(a) of the Exchange Act for the fiscal year ended October 31, 2006 were filed within the time periods prescribed.

STOCKHOLDER COMMUNICATIONS WITH DIRECTORS

The Board has adopted a formal process to be followed for those stockholders who wish to communicate directly with the Board or any individual director of Scivanta. A stockholder can contact the Board, or any individual director, by sending a written communication to: Scivanta, Board of Directors, c/o Chairman of the Board, 215 Morris Avenue, Spring Lake, New Jersey 07762. A stockholder's letter should also indicate that he, she or it is a stockholder of Scivanta. The Chairman shall either (1) distribute such communication to the Board, or a member or members thereof, as appropriate, depending upon the facts and circumstances described in the communication received; or (2) determine that the communication should not be forwarded to the Board because, in his or her judgment, (a) the communication is primarily commercial in nature and relates to Scivanta's ordinary business or relates to a topic that is improper or not relevant to the Board; or (b) Scivanta's management can adequately handle the stockholder inquiry or request, in which case the inquiry or request will be forwarded to the appropriate individual. If a stockholder communication is addressed to one or more members of the Board, but not the entire Board, the Chairman shall notify any member of the Board to whom such communication was not addressed that such communication was received and shall provide a copy of such communication upon request.

At each Board meeting, the Chairman shall present a summary of all communications received since the last Board meeting which were not forwarded to the Board, as well as the basis for the determination by the Chairman as to why the communications were not forwarded to the Board, and shall make those communications available upon request.

STOCKHOLDER PROPOSALS AND NOMINEES FOR DIRECTOR

Stockholder proposals for presentation at Scivanta's next annual meeting of stockholders must be received by Scivanta at its principal executive offices for inclusion in its proxy statement and form of proxy relating to that meeting no later than October 31, 2007. Scivanta's By-laws contain certain procedures which must be followed in connection with stockholder proposals.

The Board of Directors will also consider nominees for director suggested by stockholders of Scivanta applying the same criteria for nominees described under "Election of Directors – Nomination Process" and considering the additional information required below. A stockholder's nominee(s) for director for consideration by the Board of Directors must be received by Scivanta at its principal executive offices no later than October 31, 2007 and must be accompanied by the following information: (1) the name and contact information for the nominee; (2) a statement of the nominee's business experience and educational background; (3) a detailed description describing any relationship between the nominee and the proposing stockholder; (4) a statement by the stockholder explaining why he, she or it believes that the nominee is qualified to serve on the Board and how his or her service would benefit Scivanta; and (5) a statement that the nominee is willing to be considered and willing to serve as a director of Scivanta if nominated and elected. The Board retains complete discretion for making nominations for election as a member of the Board.

ANNUAL REPORT

The annual report to stockholders for the fiscal ended October 31, 2006 accompanies this Proxy Statement. Weiser LLP has audited the financial statements for the fiscal year ended October 31, 2006, which statements are contained in the annual report to stockholders. Such annual report, including the audited financial statements contained therein, is not incorporated in this Proxy Statement and is not to be deemed a part of the proxy soliciting material.

RELATIONSHIP WITH INDEPENDENT ACCOUNTANTS

Selection of the independent public accountants for Scivanta is made by the Audit Committee of the Board of Directors. Weiser LLP replaced Eisner, LLP as Scivanta's independent auditors on March 3, 2005. The Audit Committee has selected Weiser LLP to serve as Scivanta's independent public accountants for the year ended October 31, 2007.

A representative of Weiser LLP will be present at the Annual Meeting and will have an opportunity to make a statement if the representative desires to do so. Said representative will also be available to respond to appropriate questions from stockholders of Scivanta.

PROPOSAL TO ADOPT THE SCIVANTA MEDICAL CORPORATION 2007 EQUITY INCENTIVE PLAN

Introduction

The Board of Directors has approved and adopted, subject to approval and ratification by Scivanta's stockholders, the Scivanta Medical Corporation 2007 Equity Incentive Plan. The 2007 Equity Incentive Plan is designed to encourage and enable employees and directors of Scivanta to acquire or increase their holdings of Common Stock and other proprietary interests in Scivanta. It is intended to promote these individual's interests in the company thereby enhancing the efficiency, soundness, profitability, growth and stockholder value of Scivanta.

Under the 2007 Equity Incentive Plan, incentive and nonqualified stock options may be granted to eligible employees and/or employee-directors and nonqualified stock options may be granted to eligible non-employee directors. In addition, pursuant to the 2007 Equity Incentive Plan, participants may be eligible to receive, under certain conditions, stock appreciation rights in the form of related stock appreciation rights and freestanding stock appreciation rights, restricted awards in the form of restricted stock awards and restricted stock units, performance awards in the form of performance share awards and performance unit awards, phantom stock awards and dividend equivalent awards.

No awards have been awarded under the 2007 Equity Incentive Plan nor will any awards be awarded under the 2007 Equity Incentive Plan unless and until the stockholders of Scivanta approve the 2007 Equity Incentive Plan.

The terms of the 2007 Equity Incentive Plan are complex and it is accordingly recommended that stockholders thoroughly read the following description of the 2007 Equity Incentive Plan which describes certain of the provisions of the 2007 Equity Incentive Plan in greater detail. On written request, Scivanta will provide without charge to each record or beneficial holder of Scivanta's Common Stock, a copy of the 2007 Equity Incentive Plan. Requests should be addressed to Mr. Thomas S. Gifford, Executive Vice President, Chief Financial Officer (Treasurer) and Secretary, 215 Morris Avenue, Spring Lake, New Jersey 07762.

Administration of the 2007 Equity Incentive Plan

The 2007 Equity Incentive Plan will be administered by the Board of Directors of Scivanta or its Compensation Committee (hereinafter referred to as the "Administrator"). Under the 2007 Equity Incentive Plan, the Administrator is authorized to:

- determine all matters relating to awards, including selection of individuals to be granted awards, the types of awards, the number of shares of Common Stock, if any, subject to an award, and all terms, conditions, restrictions and limitations of an award;
- prescribe the form or forms of award agreements evidencing any awards granted under the 2007 Equity Incentive Plan;
- establish, amend and rescind rules and regulations for the administration of the 2007 Equity Incentive Plan;
- construe and interpret the 2007 Equity Incentive Plan and any awards and award agreements made under the 2007 Equity Incentive Plan;
- interpret rules and regulations for administering the 2007 Equity Incentive Plan; and
- make all other determinations deemed necessary or advisable for administering the 2007 Equity Incentive Plan.

Effective Date of the 2007 Equity Incentive Plan

Pending approval of the 2007 Equity Incentive Plan by the stockholders, the effective date of the 2007 Equity Incentive Plan will be May 31, 2007. All eligible participants may receive awards under the 2007 Equity Incentive Plan for ten years minus one day from the date of stockholder approval.

Shares of Common Stock Available under the 2007 Equity Incentive Plan

3,000,000 shares of Common Stock have been reserved for issuance under the 2007 Equity Incentive Plan, including shares reserved for issuance relating to incentive stock options; provided, however, the that within sixty (60) days of the end of each fiscal year following the adoption of the 2007 Equity Incentive Plan, the Board, in its discretion, may increase the aggregate number of shares of Common Stock available for issuance under the 2007 Equity Incentive Plan by an amount not greater than the difference between (i) the number of shares of Common Stock available for issuance under the 2007 Equity Incentive Plan on the last day of the immediately preceding fiscal year, and (ii) the number of shares of Common Stock equal to 15% of the shares of Common Stock outstanding on the last day of the immediately preceding fiscal year. The shares of Common Stock available under the 2007 Equity Incentive Plan will not be reduced by:

- dividends, including dividends paid in shares, or dividend equivalents paid in cash in connection with outstanding awards;
- awards which by their terms are settled in cash rather than the issuance of shares;
- any shares subject to an award under the 2007 Equity Incentive Plan which award is forfeited, cancelled or terminated, expires or lapses for any reason; and
- any shares surrendered by a participant or withheld by Scivanta to pay the option price or purchase price for an award or shares or used to satisfy any tax withholding requirement in connection with the exercise, vesting or earning of an award if, in accordance with the terms of the 2007 Equity Incentive Plan, a participant pays such purchase price or satisfies such tax withholding by either tendering previously owned shares or having Scivanta withhold shares.

Any change in the outstanding shares of Scivanta's Common Stock because of a merger, reorganization, stock split or any other event affecting the Common Stock shall result in a corresponding adjustment to the shares of Common Stock reserved for issuance under the 2007 Equity Incentive Plan.

Awards Available Under the 2007 Equity Incentive Plan:

Stock Options:

The Administrator may grant either incentive stock options or nonqualified stock options. Only employees of Scivanta may be granted incentive stock options. The exercise price of each stock option shall be equal to the "fair market value" (as defined below) of the Common Stock on the date the award is granted to the participant; provided, however, that:

- in the Administrator's discretion, the exercise price of a nonqualified stock option may be less than the fair market value of the Common Stock on the date of grant, but not less than 85% of the fair market value of the Common Stock;
- with respect to a participant who owns more than 10% of the total combined voting power of all classes of stock of Scivanta, the option price of an incentive stock option granted to such participant shall not be less than 110% of the fair market value of the Common Stock on the date the award is granted; and
- in no event shall the option price per share of a stock option be less than the par value per share of the Common Stock.

For purposes of the exercise price of a stock option, "fair market value" shall mean the closing sales price per share of the Common Stock as reported on the last trading date immediately preceding the date the stock option is granted on the New York Stock Exchange or the American Stock Exchange, or, if not so listed, the closing sales price (or the closing bid, if no sales were reported) of the Common Stock as listed on the NASDAQ Global Select Market, the NASDAQ Global Market or the NASDAQ Capital Market, or, if not reported on the NASDAQ Stock Market, as determined by the Administrator based on such valuation measures or other factors as it deems appropriate. The term of each stock option granted to a participant pursuant to an award shall be determined by the Administrator; provided, however, that in no case shall a stock option be exercisable more than 10 years (5 years in the case of an incentive stock option granted to a 10% stockholder) from the date of the award.

Generally, an employee may only exercise a stock option while an employee of Scivanta; provided, however, that or if the employee's employment is terminated because of disability or death, the stock option may be exercised up to one year after the employee's employment terminates, but only to the extent exercisable on the employee's termination date. The Administrator may in its sole discretion accelerate the date for exercising all or any part of the deceased or disabled employee's stock options which were not otherwise exercisable on the termination date. In the event of a participant's death, his or her stock options shall be exercisable by such person or persons as shall have acquired the right to exercise the stock options by will or by the laws of intestate succession.

Unless the Administrator determines otherwise, if the employment of the participant is terminated for any reason, other than disability, death or for "cause" (as such term is defined and used in the 2007 Equity Incentive Plan) his or her stock options may be exercised for up to three months after the termination of his or her employment to the extent exercisable on his or her termination date, except that the Administrator may in its sole discretion accelerate the date for exercising all or any part of the stock options which were not otherwise exercisable on the termination date. If the employment of a participant is terminated for "cause," his or her stock options shall lapse and no longer be exercisable.

In no event shall there first become exercisable by an employee in any one calendar year incentive stock options with respect to shares having an aggregate fair market value (as determined at the time the incentive stock options are granted) greater than $100,000. To the extent that any incentive stock options are first exercisable by an employee in excess of such limitation, the excess shall be considered nonqualified stock options.

Each non-employee director is eligible for the grant of nonqualified options. All nonqualified options granted to non-employee directors will have a per share exercise price equal to 100% of the fair market value of a share of Common Stock on the date the nonqualified stock option is granted.

Unless the Administrator determines otherwise, a stock option granted to a non-employee director at the time of grant may be exercised only to the extent exercisable on the date his or her directorship terminated and must be exercised within six months following the termination of his or her directorship (or such other period stated in the award agreement).

Except as may be permitted by the Administrator in accordance with applicable laws, stock options granted under the 2007 Equity Incentive Plan shall not be transferable other than by will or the laws of intestate succession.

Stock Appreciation Rights:

A stock appreciation right ("SAR") is an award entitling the recipient to receive payment, in cash and/or shares of Common Stock, determined in whole or in part by reference to appreciation in the value of a share or shares of Common Stock from the date the SAR is granted to the date it is exercised. The base price per share of a SAR shall be no less than 100% of the fair market value of a share of Common Stock on the date the SAR is granted. A SAR granted in tandem with a stock option will be exercisable only at such times and to the extent that the related stock option is exercisable (a related SAR). A related SAR granted in tandem with an incentive stock option may be exercised only when the fair market value of the shares of Common Stock subject to the incentive stock option exceeds the exercise price of the incentive stock option, and the SAR may be for no more than 100% of the difference between the exercise price of the underlying incentive stock option and the fair market value of the Common Stock subject to the underlying incentive stock option at the time the SAR is exercised. At the option of the Administrator, upon exercise, a SAR may be settled in cash, Common Stock or a combination of both.

A related SAR may be granted either concurrently with the grant of a stock option or, if the option is a nonqualified stock option, at any time thereafter prior to the complete exercise, termination, expiration or cancellation of such stock option. The base price of these related SAR shall be equal to the option price of the stock option. Related SARs shall be exercisable only at the time and to the extent that the stock option to which it relates is exercisable and may be subject to such additional limitations on exercisability as the Administrator may provide in the award agreement, and in no event after the complete termination or full exercise of the stock option.

A SAR may also be granted without relationship to a stock option (a freestanding SAR) and, in such case, will be exercisable upon such terms and subject to such conditions as may be determined by the Administrator, subject to the terms of the 2007 Equity Incentive Plan.

Each participant's award agreement shall set forth the extent to which the participant shall have the right to exercise a SAR following termination of the participant's employment or service with Scivanta. Notwithstanding the foregoing, the Administrator in its sole discretion may limit, in any manner, the amount payable with respect to a SAR. SARs shall not be transferable (including by sale, assignment, pledge or hypothecation) other than by will or the laws of intestate succession, and may be exercised during the participant's lifetime only by him or her or by his or her guardian or legal representative.

Restricted Awards:

Subject to the limitations of the 2007 Equity Incentive Plan, the Administrator may, in its sole discretion, grant restricted awards to such eligible employees or directors in such numbers, upon such terms and at such times as the Administrator shall determine. Such restricted awards may be in the form of restricted stock awards and/or restricted stock units that are subject to certain conditions, which conditions must be met in order for the restricted award to vest and be earned (in whole or in part) and no longer subject to forfeiture. Restricted stock awards shall be payable in shares of Common Stock. Restricted stock units shall be payable in cash or whole shares of Common Stock, or partly in cash and partly in whole shares of Common Stock, in accordance with the terms of the 2007 Equity Incentive Plan and the sole discretion of the Administrator. The Administrator shall determine the nature, length and starting date of the period, if any, during which a Restricted Award may be earned (the restriction period), and shall determine the conditions which must be met in order for a restricted award to be granted or to vest or be earned (in whole or in part), which conditions may include, but are not limited to, payment of a stipulated purchase price, attainment of performance objectives, continued service or employment for a certain period of time (or a combination of attainment of performance objectives and continued service), retirement, displacement, disability, death, or any combination of such conditions.

Notwithstanding the foregoing, restricted awards that vest based solely on continued service or the passage of time shall be subject to a minimum restriction period of one year except in the case of:

- restricted awards assumed or substituted in connection with mergers, acquisitions or other business transactions;
- restricted awards granted in connection with the recruitment or hiring of a participant; and/or
- restricted awards granted pursuant to any incentive compensation or bonus program established by Scivanta.

If the employment or service of a participant shall be terminated for any reason and all or any part of a restricted award has not vested or been earned pursuant to the terms of the 2007 Equity Incentive Plan and the individual award, such award, to the extent not then vested or earned, shall be forfeited immediately upon such termination and the participant shall have no further rights with respect thereto. The Administrator shall have sole discretion to determine whether a participant shall have dividend rights, voting rights or other rights as a stockholder with respect to shares of Common Stock subject to a restricted award which has not yet vested or been earned.

Performance Awards:

Subject to the terms of the 2007 Equity Incentive Plan, the Administrator may in its sole discretion grant performance awards to such eligible individuals upon such terms and conditions and at such times as the Administrator shall determine. Performance awards may be in the form of performance shares and/or performance units. An award of performance shares is a grant of a right to receive shares of Common Stock, the cash value thereof, or a combination thereof (in the Administrator's sole discretion), which is contingent upon the achievement of performance or other objectives during a specified period and which has a value on the date of grant equal to the fair market value of the shares of Common Stock covered by the performance award. The Administrator shall determine the nature, length and starting date of the period during which a performance award may be earned (the performance period), and shall determine the conditions which must be met in order for a performance award to be granted, vest or be earned (in whole or in part), which conditions may include but are not limited to specified performance objectives, continued service or employment for a certain period of time, or a combination of such conditions.

If the employment or service of a participant shall terminate for any reason and the participant has not earned all or part of a performance award pursuant to the terms of the 2007 Equity Incentive Plan and individual award, such award, to the extent not then earned, shall be forfeited immediately upon such termination and the participant shall have no further rights with respect thereto.

Performance awards that have not been earned shall not be transferable (including by sale, assignment, pledge or hypothecation) other than by will or the laws of intestate succession, and the recipient of a performance award shall not sell, transfer, assign, pledge or otherwise encumber any shares subject to the award until the performance period has expired and until the conditions to earning the award have been met.

Phantom Stock Awards:

Subject to the terms of the 2007 Equity Incentive Plan, the Administrator may in its sole discretion grant phantom stock awards to such eligible individuals, in such numbers, upon such terms and at such times as the Administrator shall determine. A phantom stock award is an award to a participant of a number of hypothetical share units with respect to shares of Common Stock, with a value based on the fair market value of the shares of Common Stock.

The Administrator shall have sole authority to determine whether and to what degree phantom stock awards have vested and are payable and to interpret the terms and conditions of phantom stock awards. If the employment or service of a participant shall be terminated for any reason and all or any part of a phantom stock award has not vested and become payable pursuant to the terms of the 2007 Equity Incentive Plan and the individual award, such award, to the extent not then vested or earned, shall be forfeited immediately upon such termination and the participant shall have no further rights with respect thereto.

Upon vesting of all or a part of a phantom stock award and satisfaction of such other terms and conditions as may be established by the Administrator, the participant shall be entitled to a payment of an amount equal to fair market value of the shares of Common Stock with respect to each such phantom stock award which has vested. Payment may be made, in the discretion of the Administrator, in cash or in shares of Common Stock valued at their fair market value on the applicable vesting date or dates (or other date or dates determined by the Administrator), or in a combination thereof. The Administrator may, however, establish a limitation on the amount payable in respect of each share of phantom stock. Payment may be made in a lump sum or upon such terms as may be established by the Administrator.

Unless the Administrator determines otherwise, (1) phantom stock awards that have not vested shall not be transferable (including by sale, assignment, pledge or hypothecation) other than by will or the laws of intestate succession, (2) phantom stock awards may be exercised during the participant's lifetime only by him or her or by his or her guardian or legal representative, and (3) shares of Common Stock (if any) subject to a phantom stock award may not be sold, transferred, assigned, pledged or otherwise encumbered until the phantom stock award has vested and all other conditions established by the Administrator have been met.

Dividends and Dividend Equivalents:

The Administrator may, in its sole discretion, provide that awards granted under the 2007 Equity Incentive Plan earn dividends or dividend equivalents. Such dividends or dividend equivalents may be paid currently or may be credited to a participant's account. Any crediting of dividends or dividend equivalents may be subject to such restrictions and conditions as the Administrator may establish, including reinvestment in additional shares of Common Stock or share equivalents.

Amendment and Termination of the 2007 Equity Incentive Plan

The 2007 Equity Incentive Plan may be amended, altered and/or terminated at any time by the Board; provided, however, that: (1) approval of an amendment to the 2007 Equity Incentive Plan by the stockholders of Scivanta shall be required to the extent, if any, that stockholder approval of such amendment is required by applicable law, rule or regulation; and (2) with the minor exception set forth below, the option price for any outstanding stock option or base price of any outstanding SAR may not be decreased after the date of grant, nor may any outstanding option or SAR be surrendered to Scivanta as consideration for the grant of a new stock option or SAR with a lower option price or base price than the original stock option or SAR, as the case may be, without stockholder approval of any such action.

The Administrator may amend, alter or terminate any award granted under the 2007 Equity Incentive Plan, prospectively or retroactively, but such amendment, alteration or termination of an award shall not, without the consent of the recipient of an outstanding award, materially adversely affect the rights of the recipient with respect to the award.

Change in Control

All stock options and SARs outstanding as of the date of a change in control shall become fully exercisable, whether or not then otherwise exercisable. Any restrictions, including but not limited to the restriction period, performance period, performance criteria and/or vesting conditions applicable to any restricted award, performance award and/or phantom stock award, shall be deemed to have been met, and such awards shall become fully vested, earned and payable to the fullest extent of the original grant of the applicable award.

Notwithstanding the foregoing, in the event of a merger, share exchange, reorganization, sale of all or substantially all of the assets of Scivanta or other similar transaction or event affecting Scivanta or its stockholders, the Administrator may, in its sole and absolute discretion, determine that any or all awards granted pursuant to the 2007 Equity Incentive Plan shall not vest or become exercisable on an accelerated basis, if Scivanta or the surviving or acquiring corporation, as the case may be, shall have taken such action, including but not limited to the assumption of awards granted under the 2007 Equity Incentive Plan or the grant of substitute awards (in either case, with substantially similar terms or equivalent economic benefits as awards granted under the 2007 Equity Incentive Plan), as the Administrator determines to be equitable or appropriate to protect the rights and interests of participants under the 2007 Equity Incentive

Plan. If the Compensation Committee is acting as the Administrator authorized to make the determinations provided for above, such determination must also be approved by the Board prior to such determination being placed into effect.

Unfunded 2007 Equity Incentive Plan

The 2007 Equity Incentive Plan shall be unfunded, and Scivanta shall not be required to create a trust or segregate any assets that may at any time be represented by awards under the 2007 Equity Incentive Plan. The 2007 Equity Incentive Plan shall not establish any fiduciary relationship between Scivanta and any participant or other person. Neither a participant nor any other person shall, by reason of the 2007 Equity Incentive Plan, acquire any right in or title to any assets, funds or property of Scivanta, including, without limitation, any specific funds, assets or other property which Scivanta may set aside in anticipation of a liability under the 2007 Equity Incentive Plan. A participant shall have only a contractual right to the Common Stock or other amounts, if any, payable under the 2007 Equity Incentive Plan, unsecured by any assets of Scivanta. Nothing contained in the 2007 Equity Incentive Plan shall constitute a guarantee that the assets of such entities shall be sufficient to pay any benefits to any person.

Compliance with Code Section 409A

Notwithstanding any other provision in the 2007 Equity Incentive Plan or an award to the contrary, if and to the extent that Section 409A ("Section 409A") of the Internal Revenue Code of 1986, as amended (the "Code"), is deemed to apply to the 2007 Equity Incentive Plan or any award granted under the 2007 Equity Incentive Plan, it is the general intention of Scivanta that the 2007 Equity Incentive Plan and all such awards shall comply with Section 409A, related regulations or other guidance, and the 2007 Equity Incentive Plan and any such award shall, to the extent practicable, be construed in accordance therewith. Deferrals of shares issuable pursuant to a stock option, a SAR settled in shares of Common Stock, a restricted award or any other award otherwise exempt from Section 409A in a manner that would cause Section 409A to apply shall not be permitted. Without in any way limiting the effect of the foregoing, in the event that Section 409A, related regulations or other guidance require that any special terms, provisions or conditions be included in the 2007 Equity Incentive Plan or any award, then such terms, provisions and conditions shall, to the extent practicable, be deemed to be made a part of the 2007 Equity Incentive Plan or award, as applicable. Further, in the event that the 2007 Equity Incentive Plan or any award shall be deemed not to comply with Section 409A or any related regulations or other guidance, then neither Scivanta, the Administrator nor its or their designees or agents shall be liable to any participant or other person for actions, decisions or determinations made in good faith.

Federal Income Tax Consequences

Stock Options: The grant of an incentive stock option or a nonqualified stock option does not result in income for the grantee or in a deduction for Scivanta.

The exercise of a nonqualified stock option results in ordinary income for the grantee and a business deduction for Scivanta measured by the difference between the option's exercise price and the fair market value of the shares of Common Stock received at the time of exercise;

provided, however, that Scivanta will not be able to deduct compensation to a Named Executive Officer of Scivanta to the extent such compensation exceeds $1 million in any tax year unless such compensation qualifies as performance-based compensation under Section 162(m) of the Code and the regulations related thereto. If Scivanta is required to withhold income taxes in connection with the exercise of a nonqualified stock option, the Administrator may, in its discretion, permit such withholding obligation to be satisfied by the delivery of shares of Common Stock held by the grantee or to be delivered to the grantee upon exercise of the stock option.

The exercise of an incentive stock option does not result in income for the grantee or in a business deduction for Scivanta; provided, that the employee does not dispose of the shares of Common Stock acquired upon exercise within two years after the date of grant of the option and one year after the transfer of the shares of Common Stock upon exercise, and provided that, the employee is employed by Scivanta or a subsidiary of Scivanta from the date of grant until three months before the date of exercise. If these requirements are met, the employee's basis in the shares of Common Stock would be the exercise price. Any gain related to the subsequent disposition of shares of Common Stock will be taxed to the employee as a long-term capital gain and Scivanta will not be entitled to any deduction. The excess of the fair market value of the Common Stock on the date of exercise over the exercise price is an item of tax preference for the employee, potentially subject to the alternative minimum tax.

If an employee should dispose of the shares of Common Stock acquired pursuant to the exercise of an incentive stock option prior to the expiration of either of the designated holding periods, the employee recognizes ordinary income and Scivanta is entitled to a business deduction in an amount equal to the lesser of the fair market value of the shares of Common Stock on the date of exercise minus the stock option exercise price or the amount realized on disposition of the shares of Common Stock minus the stock option exercise price. Any gain in excess of the ordinary income recognized by the employee is taxable as long-term or short-term capital gain, depending on the holding period. If a stock option, intended to be an incentive stock option, does not satisfy all of the requirements of an incentive stock option pursuant to Section 422 of the Code when granted, the employee recognizes ordinary income upon exercise of the option and Scivanta is entitled to a business deduction in an amount equal to the fair market value of the shares of Common Stock on the exercise date minus the stock option exercise price. Income tax withholding would be required. In the event a stock option intended to be an incentive stock option does not qualify as such when granted to or exercised by a Named Executive Officer, the $1 million per capita limitation on compensation to the Named Executive Officer imposed by Section 162(m) of the Code will apply unless such compensation qualifies as performance-based compensation under 162(m) of the Code and the regulations related thereto.

SARS: The grant of a SAR does not result in income for the grantee or in a business deduction for Scivanta for federal income tax purposes. Upon the exercise of a SAR, the grantee recognizes ordinary income and Scivanta is entitled to a business deduction measured by the fair market value of the shares of Common Stock and/or cash received; provided, however, that, if the grantee is a Named Executive Officer, the $1 million per capita limitation on compensation to the Named Executive Officer imposed by Section 162(m) of the Code will apply unless such compensation qualifies as performance-based compensation under 162(m) of the Code and the regulations related thereto. Income tax withholding would be required for employees of Scivanta and its subsidiaries.

Restricted Awards: If the shares of Common Stock issued pursuant to a restricted award are subject to restrictions resulting in a "substantial risk of forfeiture" pursuant to the meaning of such term under Section 83 of the Code, the restricted award does not result in income for the grantee or in a business deduction for Scivanta for federal income tax purposes. If there are no such restrictions, conditions, limitations or forfeiture provisions, the grantee recognizes ordinary income and Scivanta is entitled to a business deduction upon receipt of the shares of Common Stock. Dividends paid to the grantee while the Common Stock remained subject to any restrictions would be treated as compensation for federal income tax purposes. At the time the restrictions lapse, the grantee receives ordinary income and Scivanta is entitled to a business deduction, subject to the $1 million deduction limitation under Section 162(m) of the Code, measured by the fair market value of the shares of Common Stock at the time of lapse. Income tax withholding would be required for employees of Scivanta and its subsidiaries.

Other Stock Based Awards: Any employee of Scivanta or any of its subsidiaries who receives shares of Common Stock as bonus compensation or in lieu of the employee's cash compensation shall recognize ordinary income, and Scivanta shall be entitled to a business deduction, subject to the $1 million deduction limitation under Section 162(m), measured by the fair market value of the shares of Common Stock issued to the employee.

Vote Required

Approval by Scivanta's stockholders of the proposal to approve and adopt the 2007 Equity Incentive Plan requires the affirmative vote of a majority of the votes cast at the Annual Meeting by the holders of shares of Common Stock present in person or represented by proxy.

The Board of Directors recommends a vote **"FOR"** the proposal to approve and adopt the 2007 Equity Incentive Plan.

OTHER MATTERS

It is not expected that any matter not referred to herein will be presented for action at the Annual Meeting. If any other matters are properly brought before the Annual Meeting, the persons named in the proxies or authorized substitutes will have discretion to vote on such matters and on matters incident to the conduct of the Annual Meeting in accordance with their best judgment.

ANNUAL REPORT ON FORM 10-KSB

On written request, Scivanta will provide without charge to each record or beneficial holder of Scivanta's Common Stock, a copy of Scivanta's annual report on Form 10-KSB for the fiscal year ended October 31, 2006, as filed with the SEC. Requests should be addressed to Mr. Thomas S. Gifford, Executive Vice President, Chief Financial Officer (Treasurer) and Secretary, Scivanta, 215 Morris Avenue, Spring Lake, New Jersey 07762. It should be noted that a copy of the annual report on Form 10-KSB is included with the annual report to stockholders which accompanies this Proxy Statement.

ALL STOCKHOLDERS ARE URGED TO COMPLETE, SIGN, DATE AND RETURN THEIR PROXIES WITHOUT DELAY TO THE REGISTRAR AND TRANSFER COMPANY IN THE SELF ADDRESSED, POSTAGE PREPAID ENVELOPE ENCLOSED HEREWITH. PROMPT RESPONSE IS HELPFUL AND YOUR COOPERATION WILL BE APPRECIATED. THANK YOU.

By Order of the Board of Directors



Thomas S. Gifford
Secretary

scivanta
MEDICAL CORPORATION

215 Morris Avenue
Spring Lake, NJ 07762
Tel.: 732-282-1620
Fax: 732-282-1621

April 27, 2007

Dear Fellow Stockholder:

I am pleased to report that after years of challenging times at Scivanta Medical Corporation we have rebuilt our company through the settlement of litigations and claims against former officers, accountants and business partners, the replacement of management and appointment of new board members, the discontinuance of unprofitable product lines and the acquisition of a new product. Our transformed company now focuses on the development and acquisition of medical technologies and products.

In November 2006, we acquired the Hickey Cardiac Monitoring System (the "HCMS"), a minimally-invasive two-balloon esophageal catheter system used to monitor cardiac performance. The HCMS is expected to provide the primary measurements of cardiac performance in a minimally invasive and cost-effective manner and is designed to be used outside of an intensive care setting. We believe that the HCMS represents a significant market opportunity for us and anticipate that is will take approximately 18 months to complete the development, the related clinical trials and receive appropriate regulatory approvals.

We have also been able to bring to conclusion all of our major litigations. During November 2006, we settled the final aspects of the litigation surrounding Syntest, a hormone therapy replacement drug. Scivanta received $3,100,000 as a result of this settlement, which will be used for working capital purposes and to fund the development of the HCMS and potential new product acquisitions.

During January 2007, the Company changed its name from Medi-Hut Co., Inc to Scivanta Medical Corporation to reflect our transformation to a company that acquires and develops medical technologies and products which offer advantages over available medical procedures and treatments and that are sold, or are capable of being sold, in specialty of niche markets. In addition, we launched our new web-site (www.scivanta.com) and were able to recruit two new independent board members that bring a tremendous amount of experience to our company.

We are very excited about Scivanta's prospects for the remainder of fiscal 2007 and beyond. I would like to thank our business partners, our employees and our stockholders for their ongoing support. We look forward to updating you on our progress throughout the upcoming year.

Sincerely,



David R. LaVance
Chairman, President and
Chief Executive Officer

Scientific advantages for medicine

www.scivanta.com

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-KSB

(Mark One)

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended October 31, 2006

OR

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from ______ to ______

Commission file number 0-27119

SCIVANTA MEDICAL CORPORATION

(Name of small business issuer in its charter)

Nevada	22-2436721
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
215 Morris Avenue, Spring Lake, New Jersey	07762
(Address of principal executive offices)	(Zip Code)

(732) 282-1620
Issuer's telephone number

Securities registered under Section 12(b) of the Exchange Act: None

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, par value $0.001
(Title of class)

Check whether the issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. [ ]

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes____ No X

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes_____ No_X_

Revenues for the fiscal year ended October 31, 2006 were $0.

The aggregate market value of the shares of the Registrant's common stock, par value $0.001 per share, held by non-affiliates of the Registrant, as of December 31, 2006, was approximately $3,093,088. The Registrant has no other class of capital stock outstanding.

As of December 31, 2006, 21,701,090 shares of the Registrant's common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

None.

Transitional Small Business Disclosure Format (check one): Yes___ No_X

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included in this annual report on Form 10-KSB and other filings of the Registrant under the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as well as information communicated orally or in writing between the dates of such filings, contains or may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Exchange Act. Such statements are subject to certain risks, trends and uncertainties that could cause actual results to differ materially from expected results. Among these risks, trends and uncertainties are economic conditions generally and in the industries in which the Registrant may participate; competition within the Registrant's chosen industries, including competition from much larger competitors; technological advances; available capital; regulatory approvals; and failure by the Registrant to successfully develop or acquire products and form new business relationships.

In some cases, forward-looking statements can be identified by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Although the Registrant believes that the expectations reflected in the forward-looking statements contained herein are reasonable, the Registrant cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither the Registrant, nor any other person assumes responsibility for the accuracy and completeness of such statements. The Registrant is under no duty to update any of the forward-looking statements contained herein after the date this annual report on Form 10-KSB is submitted to the Securities and Exchange Commission.

SCIVANTA MEDICAL CORPORATION

INDEX TO FORM 10-KSB

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PART I

Item 1. Description of Business

General

On January 4, 2007, Medi-Hut Co., Inc. changed its name to Scivanta Medical Corporation ("Scivanta" or the "Company"). Scivanta is a Nevada corporation that is headquartered in Spring Lake, New Jersey. The Company was incorporated in the State of New Jersey on November 29, 1982. On January 28, 1998, the Company entered into an Agreement and Plan of Reorganization with Indwest, Inc., a Utah corporation, whereby the Company changed its domicile to the State of Utah and became subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). On February 2, 1998, the Company completed a second change of domicile transaction and became a Delaware corporation, and, in the fall of 2001, completed a third and final change of domicile transaction and became a Nevada corporation.

On October 17, 2003, the Company formed Scivanta Corporation, a New Jersey corporation and wholly-owned subsidiary of the Company. Scivanta Corporation was formed to be an operating subsidiary of the Company, but is currently inactive.

Currently, the Company is not selling any products or technologies. On November 10, 2006, the Company acquired the exclusive world-wide rights to develop, make and sell certain proprietary technologies known as the Hickey Cardiac Monitoring System (the "HCMS"), a minimally invasive two-balloon esophageal catheter system used to monitor cardiac performance. The HCMS is currently in the development stage and the Company anticipates that it will take approximately 18 months to complete development and related clinical trials. In addition, the Company must also receive the appropriate regulatory approvals before the HCMS can be marketed in the United States or abroad. See "Strategy for Business Development;" "Company Developments;" and "Principal Products."

Strategy for Business Development

On November 10, 2006, the Company acquired the exclusive world-wide rights to develop, make and sell the HCMS. The HCMS will provide the primary measures of cardiac performance and left atrial pressure which are crucial measurements in treating critically ill patients. The HCMS is currently in the development stage and the Company anticipates that it will take approximately 18 months to complete development and related clinical trials. In addition, the Company must also receive the appropriate regulatory approvals before the HCMS can be marketed in the United States or abroad.

The Company anticipates funding the development of the HCMS through equity and/or debt financing and from the settlement proceeds received in connection with the Syntest litigation. See "Item 3. Legal Proceedings – Syntest Litigation." No assurances can be given that the proceeds from the settlement of the Syntest Litigation will be sufficient to develop the HCMS or that the Company will otherwise have, or obtain through equity and/or debt financing, the financial and other resources necessary for it to successfully develop the HCMS, or that if successfully developed and marketed, the HCMS will be profitable.

In addition to developing the HCMS, the Company's strategy for business development will focus on the acquisition, through licensing or purchasing, of technologies or products that are sold or are capable of being sold in a specialty or niche market. Technologies or products of interest include, but are not limited to, medical devices, pharmaceuticals and other proprietary technologies or patented products. Specialty or niche-market technologies or products, as opposed to commodities, generally offer greater margins. These products are distributed through specialty distributor networks or manufacturer representatives to the original equipment manufacturer market, supplier and provider markets and to the general marketplace.

Annual sales, if any, of the technologies and products that the Company will review are generally less than $5 million. The Company believes that these technologies or products generally are not attractive to larger companies because they do not represent opportunities for revenues and earnings that would be material to those companies. The Company will consider technologies and products that suffer from lower sales or lack of development because of inadequate distribution channels, lack of companion products or insufficient capital.

Following is a listing of criteria being utilized by the Company in identifying and reviewing potential technology or product acquisitions:

- Whether the technology or product is a specialty or niche-market product which is distributed through specialty distributors.
- Whether the technology or product is unique or patented.
- Whether the technology or product has, or is capable of achieving, an attractive gross margin, usually in excess of 35%.
- Whether the prospective seller is receptive to receiving equity as part of the purchase price.
- Whether the market for the technology or product is expanding, but not to such a degree as to attract larger manufacturers or result in the technology or product achieving commodity status.
- Whether the Company can access marketing channels to sell and distribute the technology or product.

No assurances can be given that the Company will have the financial and other resources necessary for it to acquire additional technologies or products or implement any part of its business development strategy. In addition, no assurances can be given that any technology or product that the Company acquires as part of its business development strategy will be profitable.

Company Developments

Litigation

Syntest Litigation - See "Item 3. Legal Proceedings – Syntest Litigation."

Litigation Against Certain Former Officers and Directors and Others - See "Item 3. Legal Proceedings – Litigation Against Certain Former Officers and Directors and Others."

Litigation Against Former Accounting Firms - See "Item 3. Legal Proceedings – Litigation Against Former Accounting Firms."

Loures Lawsuit - See "Item 3. Legal Proceedings – Loures Lawsuit."

Acquisition of the HCMS

On November 10, 2006, the Company entered into a technology license agreement (the "License Agreement") with The Research Foundation of State University of New York, for and on behalf of the University at Buffalo (the "Foundation"), Donald D. Hickey, M.D. ("Hickey") and Clas E. Lundgren ("Lundgren"). The Foundation, Hickey and Lundgren shall be collectively referred to herein as the "Licensor."

Pursuant to the License Agreement, the Licensor granted the Company the exclusive world-wide rights to develop, make and sell the HCMS, a minimally invasive two-balloon esophageal catheter system used to monitor cardiac performance. The term of the License Agreement commenced on November 10, 2006, the date of the License Agreement, and ends on the later of (i) the expiration date of the last to expire patent right related to the HCMS, which is currently June 12, 2018, or (ii) ten years from the sale of the first HCMS product.

Under the License Agreement, the Company is required to pay the Licensor a royalty of 5% on annual net sales, as defined in the License Agreement, subject to certain reductions as detailed in the License Agreement. Beginning with the first full year of sales of the HCMS in the United States and for two years thereafter, the Company is required to pay an annual minimum royalty of $100,000 to the Licensor against which any royalty on net sales paid in the same calendar year for sales in the United States will be credited. Further, beginning with the first full year of sales of the HCMS outside the United States and for two years thereafter, the Company is required to pay an annual minimum royalty of $100,000 to the Licensor against which any royalty on net sales paid in the same calendar year for sales outside the United States will be credited. In addition, the Company is required to pay the Licensor 25% of all sublicensing revenue received by the Company in connection with the HCMS. The Company is also obligated to make milestone payments to the Licensor as follows: (i) first insertion of a catheter utilizing the HCMS in a human clinical trial - $75,000; (ii) first submission of the HCMS for regulatory approval in any country - $100,000; and (iii) first notice of regulatory approval to market the HCMS in any country - $150,000. Further, the Company will reimburse the Licensor a total of $264,300 for patent costs incurred prior to the execution of the License Agreement as follows: $40,900 within five (5) days of the signing of the License Agreement; $80,000 on or before November 1, 2007 and $143,400 on or before November 1, 2008. The $40,900 payment has been made by the Company in accordance with the License Agreement.

The License Agreement also requires the Company to use commercially reasonable efforts to commercialize and market the HCMS within certain timeframes, subject to specified exceptions as detailed in the License Agreement. Further, the License Agreement contains standard provisions regarding indemnification, termination and patent prosecution. See "Principal Products."

Principal Product

The HCMS is a minimally invasive two-balloon esophageal catheter system that will provide the primary measures of cardiac performance and left atrial pressure which are crucial measurements in treating critically ill patients. The HCMS two balloon catheter is inserted into the esophagus and capitalizes on the anatomic relationship of the left atrium and aortic arch proximate to the esophagus. Once positioned, the catheter's balloons are inflated. The wall motion in the left atrium and the aorta generates pressure changes in the respective balloons. These signals, along with signals from an electrocardiogram, phonocardiogram and automated blood pressure cuff, are transmitted to the monitoring system, which converts the data into important, real-time, clinical measurements utilizing a proprietary software algorithm.

The current standard of care for monitoring critically ill patients suffering from various cardiovascular conditions is an invasive procedure known as pulmonary artery catheterization. That procedure requires an incision into a patient's neck or groin and the insertion of a Swan-Ganz catheter into the right atrium and ventricle of the heart, and then into a pulmonary artery. That procedure must be performed in an intensive care unit.

Unlike the Swan-Ganz catheter, the HCMS will provide the primary measurements of cardiac performance in a minimally invasive and more cost effective manner and is designed to be used outside of an intensive care setting. In addition, the HCMS also provides clinical measurements of left ventricular contractility, left atrial transmural pressure and pleural pressure, which the Swan–Ganz does not provide. The Company believes that the measure of contractility during isovolumic contraction is an important advance offered by the HCMS, and is a distinct advantage over the Swan-Ganz catheter. Measurement of left ventricular contractility is potentially a new standard for monitoring the treatment of congestive heart failure.

The HCMS is currently in the development stage and the Company anticipates that it will take approximately 18 months to complete development and related clinical trials. In addition, the Company must also receive the appropriate regulatory approvals before the HCMS can be marketed in the United States or abroad. See "Strategy for Business Development."

Patents and Copyrights

The HCMS is the subject of 11 United States patents and corresponding patents in major international markets, including Canada, European Union, Japan and India. The patents cover the important facets of the HCMS, including catheter design and construction, catheter positioning, monitor design, algorithms and balloon inflation techniques. The United States patents include United States Patent and Trademark Office numbers 5,048,532; 5,181,517; 5,263,485; 5,398,692; 5,551,439; 5,570,671; 5,697,375; 5,921,935; 6,120,442; 6,238,349 and 6,432,059. In addition, the software that converts the pressure signals into useful clinical information is the subject of copyright.

Manufacturing; Principal Suppliers

The Company outsourced all of its manufacturing requirements with respect to products previously sold by the Company. The Company currently intends to outsource the manufacturing of the components for the HCMS. No formal manufacturing agreements have been entered into at this time.

Distribution, Sales and Marketing

The Company currently does not maintain a dedicated sales force and currently does not sell any products. The Company currently intends to outsource the distribution and sales requirements related to the HCMS. No formal distribution or sales agreements have been entered into at this time.

Competition

The following devices are used to measure cardiac performance and it is anticipated that such devices would compete with the HCMS for market share.

The pulmonary artery catheter, otherwise known as the Swan-Ganz catheter, is the established tool for monitoring cardiac performance and left atrial pressure. The Swan-Ganz catheter is inserted through a vein into the right atrium and ventricle of the heart, and threaded into the pulmonary artery. Due to the invasive nature of the Swan-Ganz catheter, it must be inserted within a hospital's intensive care unit and is not recommended for long-term cardiac monitoring. Major distributors of the Swan-Ganz catheter are Edwards Lifesciences Corporation and Hospira Inc.

Currently, there are products in the market that measure cardiac performance on a non-invasive or minimally-invasive basis. None of these products have been as successful as the Swan-Ganz catheter. Echocardiography has been utilized to measure cardiac performance. The echocardiography device measures the aortic diameter and the movement of red blood cells to determine the velocity and direction of blood flow to calculate stroke volume and thus cardiac performance. Echocardiography is thought to generate inconsistent results, is dependent on technician skill and technique, is limited in the kinds of patients it can address and is time intensive. Accordingly, echocardiography has not been widely accepted as an alternative device for measuring cardiac performance. Major distributors of echocardiography devices include Siemens Medical Solutions Inc. and Philips Medical Systems.

Trans-esophageal probes featuring a doppler transducer on the end of large bore esophageal catheters have been utilized to generate echocardiographic images from a position in close proximity to the heart. This method also has not met with widespread clinical acceptance for reasons of accuracy, significant patient discomfort in administration and its time-intensive nature. Arrow International, Inc. markets this type of device.

Impedance cardiography uses the heart's electrical characteristics in order to measure the heart's mechanical, or blood flow, characteristics. The procedure is inaccurate in many circumstances, such as in patients with septic shock and/or severe aortic valve regurgitation and/or irregular heartbeats. In addition, measurements can be inaccurate if the patient moves excessively while monitoring. CardioDynamics International Corporation markets this type of device.

Government Regulation

Medical Devices

As a developer and possible future distributor of medical devices, the Company is subject to regulation by, among other governmental entities, the United States Food and Drug Administration (the "FDA"), and the corresponding agencies of the states and foreign countries in which the Company may sell its products. These regulations govern the introduction of new medical devices, the observance of certain standards with respect to the manufacture, testing and labeling of such devices, the maintenance of certain records, the tracking of devices, and other matters, and could have a material impact on the Company's future operations in the event the Company successfully develops the HCMS and implements its strategy for its business development and acquires or develops additional medical devices and related products. See "Strategy for Business Development."

All medical device manufacturing establishments are required to be registered with the FDA. Similarly, all categories of medical devices marketed by a company in the United States are required to be listed. This listing information must be updated pursuant to FDA regulations. The FDA can take regulatory action against a company that does not provide or update its registration and listing information. Pursuant to the Food, Drug and Cosmetic Act (the "FDC Act"), medical devices intended for human use are classified into three categories, Classes I, II and III, on the basis of the controls deemed necessary by the FDA to reasonably assure their safety and effectiveness. Class I devices are subject to general controls (for example, labeling, premarket notification and adherence to good manufacturing practice regulations) and Class II devices are subject to general and special controls (for example, performance standards, postmarket surveillance, patient registries, and FDA guidelines). Generally, Class III devices are those which must receive premarket approval ("PMA") from the FDA to ensure their safety and effectiveness (for example, life-sustaining, life-supporting and implantable devices, or new devices which have not been found substantially equivalent to legally marketed devices).

Some Class I devices and most Class II devices require premarket notification (510(k)) clearance pursuant to Section 510(k) of the FDC Act. Most Class III devices are required to have an approved PMA application. Obtaining PMA approval can take up to several years or more and involve preclinical studies and clinical testing. In contrast, the process of obtaining a 510(k) premarket notification clearance typically requires the submission of substantially less data and generally involves a shorter review period. A 510(k) premarket notification clearance indicates that the FDA agrees with an applicant's determination that the product for which clearance has been sought is substantially equivalent in terms of safety and effectiveness to another medical device that has been previously marketed, but does not indicate that the product is safe and effective.

In addition to requiring clearance or approval for new products, the FDA may require clearance or approval prior to marketing products that are modifications of existing products. FDA regulations provide that new 510(k) premarket notification clearances are required when, among other things, there is a major change or modification in the intended use of the device or a change or modification to a legally marketed device that could significantly affect its safety or effectiveness. The developer and/or manufacturer is expected to make the initial determination as to whether a proposed change to a cleared device or to its intended use is of a kind that would necessitate the filing of a new 510(k) premarket notification.

In order to conduct clinical trials of an uncleared or unapproved device, companies generally are required to comply with the FDA's Investigational Device Exemptions regulations ("IDE regulations"). For significant risk devices, the IDE regulations require FDA approval of an investigational device before a clinical study may begin. In its approval letter for significant risk investigational device studies, the agency may limit the number of patients that may be treated with the device and/or the number of institutions at which the device may be used. Device studies subject to the IDE regulations, including both significant risk and non-significant risk device studies, are subject to various restrictions imposed by the FDA. Patients must give informed consent to be treated with an investigational device. The institutional review board of each institution where a study is being conducted must also approve the clinical study. The device generally may not be advertised or otherwise promoted. Unexpected adverse experiences must be reported to the FDA. The company sponsoring the investigation must ensure that the investigation is being conducted in accordance with the IDE regulations.

Pursuant to the FDA's Good Manufacturing Practices under the Quality System Regulations ("GMP/QSR"), a medical device manufacturer must manufacture products and maintain records in a prescribed manner with respect to manufacturing, testing and control activities. Further, the manufacturer, distributor and/or owner of a medical device is required to comply with FDA requirements for labeling and promotion of its medical devices. For example, the FDA prohibits cleared or approved devices from being marketed or promoted for uncleared or unapproved uses. The medical device reporting regulations require that a company provide information to the FDA whenever there is evidence to reasonably suggest that one of the company's devices may have caused or contributed to a death or serious injury, or that there has occurred a malfunction that would be likely to cause or contribute to a death or serious injury if the malfunction were to recur. Additionally, the FDA imposes other requirements on medical device manufacturers, including reporting and record keeping requirements for device corrections and removals (recalls).

Medical device manufacturers and distributors are generally subject to periodic inspections by the FDA. If the FDA determines that a company is not in compliance with applicable laws and regulations, it can, among other things, issue a warning letter apprising the company of violative conduct, detain or seize products, issue a recall, enjoin future violations and assess civil and criminal penalties against the company, its officers or its employees. In addition, it is possible that clearances or approvals could be withdrawn in certain circumstances. Failure to comply with regulatory requirements or any adverse regulatory action could have a material adverse effect on the Company's future business, financial condition and results of operations.

Medical device laws and regulations are also in effect in many of the countries in which the Company may conduct business outside the United States. These range from comprehensive device approval requirements for certain medical device products to simple requests for product data or certifications. The number and scope of these requirements are increasing. Medical device laws and regulations are also in effect in many of the states in which the Company may conduct business in the future. State and foreign medical device laws and regulations may have a material impact on the Company. In addition, international sales of certain medical devices manufactured in the United States, but not cleared or approved by the FDA for distribution in the United States, are subject to FDA export requirements and policies, including a policy whereby the Company provides a statement to FDA certifying that the product to be exported meets certain criteria and FDA issues a certificate to facilitate device export.

Federal, state and foreign laws and regulations regarding the manufacture, sale and distribution of medical devices are subject to future changes. For example, the Congress enacted the Medical Device User Fee and Modernization Act of 2002, which included several significant amendments to the prior law governing medical devices. Additionally, the FDA made significant changes to its GMP/QSR regulations in 1996 and may make changes to other regulations as well. The Company cannot predict what impact, if any, such changes might have on its future business; however, such changes could have a material impact on the Company and its business, financial condition and operating results.

The Company currently believes that the HCMS will require 510(k) premarket notification clearance from the FDA. A working prototype of the HCMS currently exists. However, in order for the Company to be in a position to market the HCMS, the Company needs to: (1) design and construct production models of the HCMS for clinical testing, (2) file a request with the FDA for authority to conduct clinical trials, (3) undertake the clinical trials, (4) file for 510(k) premarket notification clearance to distribute the HCMS and (5) initiate manufacturing and distribution of the HCMS. The Company currently anticipates that it will take approximately 18 months to complete development and the related clinical trials and receive the appropriate regulatory approvals. If the FDA does not grant the Company a 510(k) premarket notification clearance for the HCMS, the Company would be required to apply for a PMA from the FDA which could significantly increase the amount of time required to receive the FDA's approval to market the HCMS. No assurance can be given that the FDA will ultimately approve the HCMS for sale.

Pharmaceutical Products

Although the Company is not currently selling or developing any pharmaceutical products, if the Company can successfully implement its strategy for business development, it may acquire or develop one or more pharmaceutical products, which sale and development thereof will be subject to government regulation as briefly described below. See "Strategy for Business Development."

The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the clinical development, manufacture and marketing of pharmaceutical products. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of such products. Under the FDC Act, all drugs require FDA approval before marketing, with certain limited exceptions. This approval requires that the drug company establish that the drug is safe and effective for its labeled use. These regulations could have a material impact on the Company's future ability to distribute pharmaceutical products.

Additionally, products that contain controlled substances are subject to the requirements of the Drug Enforcement Administration ("DEA") relating to the manufacturing, marketing and selling of such products. Under the DEA's requirements, there are two ways in which a product can be legally manufactured, marketed and sold: registration or exemption. Under the registration requirements, a company that wishes to produce or market any product containing a controlled substance can register to manufacture, market and sell such product and this registration is done by schedule and not by product. Further, if a company is registered to produce products containing substances at a certain schedule level, the registration also includes the right to produce products containing ingredients on a "higher" numbered schedule. Under the exemption requirements, a product can be exempted from DEA requirements and can be legally manufactured, marketed and distributed. Exemptions are given on a product by product basis.

General

When offering for sale medical devices and pharmaceutical products, the Company may also have to comply with federal and state anti-kickback and other healthcare fraud and abuse laws. Moreover, approval must be obtained for a pharmaceutical product by comparable governmental regulatory authorities in foreign countries prior to the commencement of clinical trials and subsequent marketing of such product in those countries. The approval procedure varies from country to country, and the time required may be longer or shorter than that required for FDA approval.

The regulatory policies of the FDA and other regulatory bodies may change and additional governmental regulations may be enacted which could prevent or delay regulatory approval of the products the Company may distribute in the future. The Company cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, within the United States or abroad.

Insurance

The Company maintains insurance in such amounts and against such risks as it deems prudent, although no assurance can be given that such insurance will be sufficient under all circumstances to protect the Company against significant claims for damages. The occurrence of a significant event not fully insured could materially and adversely affect the Company's business, financial condition and results of operations. Moreover, no assurance can be given that the Company will be able to maintain adequate insurance in the future at commercially reasonable rates or on acceptable terms.

Employees

As of December 31, 2006, David R. LaVance (President and Chief Executive Officer) and Thomas S. Gifford (Executive Vice President, Chief Financial Officer (Treasurer) and Secretary) are the only executive officers of the Company. Mr. LaVance and Mr. Gifford are engaged by the Company pursuant to the amended and restated Consulting Services Agreement, dated as of February 1, 2005, between the Company and Century Capital Associates, LLC ("Century Capital"). See "Item 10. Executive Compensation – Amended and Restated

Consulting Services Agreement." Excluding Messrs. LaVance and Gifford, who are consultants to the Company, the Company currently has one full-time employee.. The Company has not experienced any work stoppages to date and management believes that the Company's relationship with its employee is good.

Item 2. Description of Property

On May 1, 2004, the Company and Century Capital entered into a Shared Services Agreement whereby the Company rented three fully furnished, business equipped offices approximating 340 square feet inside Century Capital's existing offices. This agreement has a month to month term that requires sixty day written notice to terminate. The monthly rental is $2,500. Century Capital is owned by David R. LaVance and Thomas S. Gifford, the Company's executive management team. See "Item 12. Certain Relationships and Related Transactions."

Item 3. Legal Proceedings

Syntest Litigation

On May 12, 2003, the Company commenced an action in the United States District Court for the Eastern District of New York against Syntho Pharmaceuticals Inc. ("Syntho") and its principal owner, Muhammed Malik (collectively, the "Syntho Group"), Breckenridge Pharmaceutical Inc. ("Breckenridge") and its principal owner, Larry Runsdorf (the "Breckenridge Group"), Scott Schrader and his affiliates, namely Schrader Associates, Bluegrass Drug LLC and Medpharm Corporation (collectively, the "Schrader Group"), relating to the Company's exclusive right to distribute the hormone replacement therapy drug, Syntest, under an agreement with Syntho which expired no earlier than November 2006. In its complaint, the Company alleged, among other things, that Syntho permitted Breckenridge, Medpharm Corporation and Bluegrass Drug LLC to distribute Syntest in violation of its agreement with Syntho and that Scott Schrader and Schrader Associates, which had been appointed by the Company as the exclusive broker with respect to sales of Syntest to drug wholesalers, chain drug stores and managed care companies, offered discounts, incentives and rebates to customers of the Company without the Company's authorization.

On April 21, 2004, the Company entered into a settlement agreement and limited release with the Schrader Group. Pursuant to this agreement, the Company and the Schrader Group agreed to dismiss with prejudice the actions which were pending against each other. As part of the settlement reached by the Company and the Schrader Group, the Schrader Group paid to the Company a cash payment of $375,000. In addition, the parties released each other from certain claims arising out of the distribution and sale of Syntest.

On October 17, 2005, the Company and Breckenridge entered into a purchase and settlement agreement pursuant to which the Company sold its distribution and other rights and business with respect to the hormone replacement drug, Syntest, to Breckenridge. In consideration for the sale of such rights and the other benefits provided under the purchase and settlement agreement, Breckenridge agreed to pay the Company an aggregate of $1,000,000 as follows: (1) $250,000 was paid shortly after the execution of the purchase and settlement agreement, and (2) $50,000 will be paid on the first day of each month for a 15 month period commencing on November 1, 2005 and ending on January 1, 2007. Further, pursuant to the settlement agreement, the Company and Breckenridge dismissed their actions against each other and released each other from any further claims arising out of the distribution and sale of Syntest, except as provided under the purchase and settlement agreement. As of December 31, 2006, the Company received an aggregate of $950,000 of payments from Breckenridge pursuant to the purchase and settlement agreement.

On November 22, 2006, the Company, Century Capital, David R. LaVance and Thomas S. Gifford entered into a settlement agreement and release with the Syntho Group and Intermax Pharmaceuticals, Inc. ("Intermax"). Pursuant to the settlement agreement, the Company and the Syntho Group agreed to dismiss with prejudice the actions against each other which were pending in the United States District Court for the Eastern District of New York and in the Superior Court of New Jersey. See "Litigation Against Certain Former Officers and Directors and Others." In addition, the Syntho Group agreed to dismiss with prejudice the related actions against Century Capital, David R. LaVance and Thomas S. Gifford which were pending in the United States District Court for the Eastern District of New York and the Company and Intermax agreed to dismiss with prejudice the related actions against each other which were pending in the United States District Court for the Eastern District of New York and in the Superior Court of New Jersey. As part of the settlement reached by the parties, the Syntho Group agreed to pay the Company an aggregate of $3,100,000 (the "Settlement Amount") as follows: (1) $250,000 was paid upon the execution of the settlement agreement; (2) $100,000 will be paid on the 27th day of each month for a three month period commencing on December 27, 2006 and ending on February 27, 2007 and (3) $2,550,000 will be paid on or before March 27, 2007. A portion of the Settlement Amount, $2,850,000, is secured by a first priority mortgage on real property owned by the spouse of Muhammed Malik. In the event that the Syntho Group defaults on the settlement agreement, the Syntho Group and Intermax will be responsible for all reasonable costs and expenses incurred by the Company as a result of the default, including any foreclosure related expenses associated with the real property which secures the first priority mortgage. In addition, upon a default by the Syntho Group, a consent judgment in favor of the Company in the amount of $4,000,000 will be entered into in the Superior Court of New Jersey against the Syntho Group and Intermax. As of December 31, 2006, the Company received an aggregate of $350,000 of payments from the Syntho Group pursuant to the settlement agreement.

Litigation Against Certain Former Officers and Directors and Others

On December 4, 2003, the Company commenced litigation in the Superior Court of New Jersey against certain of its former officers and directors, Healthgen Distributors, Inc. (formerly known as Larval Corp.), Kinray, Inc. and Santi Greco, an officer of Kinray, Inc. In its complaint, the Company alleged that Joseph A. Sanpietro, a former director and the former President and Chief Executive Officer of the Company, Vincent J. Sanpietro, a former director and the former Chief Operating Officer and Secretary of the Company, Laurence M. Simon, the former Chief Financial Officer of the Company, and Lawrence P. Marasco, the former Vice President of Sales of the Company, caused the Company to suffer significant damage and incur substantial costs by engaging in a scheme to overstate the Company's revenues and earnings through fraudulent accounting practices. The Company also alleged in its complaint that these former officers and directors, in furtherance of their scheme to defraud, filed materially false and misleading documents with the Securities and Exchange Commission (the "SEC") and disseminated materially false and misleading information to the general public, investors and financial advisors and brokers. In addition to the foregoing, the Company alleged in its complaint that these former officers and directors, with the assistance of Larval Corp., an entity controlled by Mr. Marasco, Kinray, Inc., a New York based pharmaceutical distributor, and Santi Greco, an officer of Kinray, Inc., committed violations of state and federal laws prohibiting forgery and fraudulent practices and otherwise participated in "racketeering activity" as that term is defined in 18 U.S.C. §1961(1) and N.J.S.A. 2C:41-1. Further, as set forth in the complaint, the Company sought payment of a promissory note in the principal amount of $575,000 issued to it by former officer and director Robert S. Russo, plus all accrued interest thereon.

On February 4, 2004, the Company entered into a settlement and release agreement with Vincent J. Sanpietro. In exchange for a one-time payment of $20,000, the return of 554,800 shares of the Company's common stock and certain other non-monetary considerations, the Company agreed to discharge its claims against Mr. Sanpietro.

On April 14, 2004, the Company entered into a settlement and release agreement with Joseph A. Sanpietro. In exchange for a one-time payment of $60,000 and the return of 3,179,200 shares of the Company's common stock and certain other non-monetary consideration, the Company agreed to discharge its claims against Mr. Sanpietro.

On May 14, 2004, the Company entered into a settlement and release agreement with Robert S. Russo. In exchange for a one-time payment of $300,000, the return of 125,000 shares of the Company's common stock and other non-monetary consideration, the Company agreed to discharge its claims against Mr. Russo.

On September 16, 2004, the Company entered into a settlement agreement and release with Lawrence P. Marasco. As part of the settlement, Mr. Marasco paid to the Company the sum of $60,000, returned 405,000 shares of the Company's common stock and agreed to provide certain other non-monetary consideration.

On November 29, 2004, the Company entered into a settlement agreement and release with Laurence M. Simon. In exchange for the return of 30,000 shares of the Company's common stock and certain other non-monetary consideration, the Company agreed to dismiss its claims against Mr. Simon.

On January 19, 2005, the Company entered into a settlement agreement and release in connection with its action against Kinray, Inc. and its officer, Santi Greco. As part of this settlement, Kinray, Inc. agreed to pay to the Company the sum of $300,000. This settlement was entered into without any admission of liability or any inferences of wrongdoing by any settling party.

On November 22, 2006, the Company entered into a settlement agreement and release with the Syntho Group and Intermax pursuant to which the Company, the Syntho Group and Intermax agreed to dismiss with prejudice the actions against each other which were pending in the Superior Court of New Jersey. See "Syntest Litigation."

Litigation Against Former Accounting Firms

On January 9, 2004, the Company commenced litigation in the Superior Court of New Jersey against two of its former accounting firms, Rosenberg, Rich, Baker, Berman & Company ("Rosenberg") which served as the Company's independent registered public accounting firm from February 1998 to March 2003, excluding a three week period in early 2002, and Koenig, Russo & Associates ("Koenig"), an accounting consultant engaged by the Company to review various tax documents, financial statements and filings by the Company with the SEC. Robert S. Russo, a former officer and director of the Company and a defendant in a litigation commenced by the Company against certain of its former officers and directors on December 4, 2003, is a principal of Koenig. In its complaint, the Company, among other things, alleged that Rosenberg and Koenig, through their negligence and accounting malpractice, caused the Company to suffer significant damage and incur substantial costs.

In connection with the settlement of the Company's separate action against Robert S. Russo in the Superior Court of New Jersey (see "Litigation Against Certain Former Officers and Directors and Others"), on May 14, 2004, the Company entered into a settlement and release agreement with Koenig. In exchange for certain non-monetary consideration, the Company agreed to discharge its claims against Koenig.

On February 21, 2006, the Company entered into a settlement agreement and release with Rosenberg. As part of the settlement, the parties released each other from all claims and Rosenberg paid the Company the sum of $425,000. This settlement was entered into without any admission of liability or any inferences of wrongdoing by any settling party.

Loures Lawsuit

On December 28, 2004, an action was commenced in the Superior Court of New Jersey by James J. Loures, Jr. and his wife, Christine Loures, against the Company and certain of its former officers and directors. The plaintiffs allege that the Company, its former officers and certain of its former directors engaged in a scheme to inflate the Company's revenues and earnings through a series of accounting irregularities and fraudulent financial disclosures during the period June 2001 through March 2003 which resulted in the plaintiffs' loss of approximately $120,000. The plaintiffs allegations are the same as those alleged in the consolidated class action lawsuit against the Company which was settled by the Company in 2004. The plaintiffs were one of eight parties that opted out of the settlement related to the consolidated class action lawsuit.

On October 4, 2006, the Company filed a motion to dismiss the plaintiffs' complaint for failure to comply with discovery requests in the time required by the court. On November 3, 2006, the court granted the Company's motion and dismissed the complaint without prejudice.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of the Company's shareholders during the fourth quarter of fiscal 2006.

PART II

Item 5. Market for Common Equity, Related Stockholder Matters and Small Business Issuer Purchases of Equity Securities

No established public trading market exists for the Company's common stock and shares of the Company's common stock are neither listed on any national securities exchange, or presently traded on any public stock exchange or in any other public market. Although quotations for shares of the Company's common stock may be obtained through the Pink Sheets maintained by Pink Sheets LLC, because secondary market activity for shares of the Company's common stock has been limited and sporadic, such quotations may not actually reflect the price or prices at which purchasers and sellers would currently be willing to purchase or sell such shares.

The following table shows the range of high and low closing bid prices for the Company's common stock for the period commencing November 1, 2005 through January 24, 2007 as reported by the Pink Sheets. For the period commencing November 1, 2005 through January 19, 2007, the Company's common stock traded under the symbol "MHUT." In connection with the change of the Company's name to Scivanta Medical Corporation, effective January 22, 2007, the Company's symbol changed to "SCVM." These quotations represent prices between dealers and may not include retail markups, markdowns or commissions and may not necessarily represent actual transactions.

Year Ending October 31, 2007	High	Low
First Quarter (through January 24, 2007)	$ 0.29	$ 0.015
Year Ending October 31, 2006	**High**	**Low**
First Quarter	$ 0.15	$ 0.07
Second Quarter	0.08	0.03
Third Quarter	0.08	*
Fourth Quarter	0.07	*
Year Ended October 31, 2005	**High**	**Low**
First Quarter	$ 0.15	$ 0.02
Second Quarter	0.14	0.03
Third Quarter	0.11	0.05
Fourth Quarter	0.10	0.04

* Less than $0.01.

Pink Sheets LLC is an electronic quotation and information service that collects and publishes market maker quotes for over-the-counter ("OTC") securities and thereby enables National Association of Securities Dealers (NASD) broker-dealer firms to more efficiently deal in OTC securities. The Company's common stock is currently classified as an OTC security. An investment in an OTC security is speculative and involves a degree of risk. Many OTC securities are relatively illiquid, or "thinly traded," which can enhance volatility in the share price and make it difficult for investors to buy or sell without dramatically affecting the quoted price or may be unable to sell a position at a later date.

Shareholders

As of December 31, 2006, there were approximately 425 shareholders of record of the Company's common stock and 21,701,090 shares of common stock outstanding.

Dividends

The Company has not paid cash or stock dividends on its common stock and does not intend to pay cash or stock dividends in the foreseeable future.

Sales of Unregistered Securities for the Fiscal Year Ended October 31, 2006

There were no sales unregistered securities by the Company during the fiscal year ended October 31, 2006.

Repurchases of Securities

The Company did not repurchase any securities within the fourth quarter of the fiscal year covered by this report.

Item 6. **Management's Discussion and Analysis or Plan of Operation**

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's audited financial statements for the fiscal years ended October 31, 2006 and 2005 and the related notes thereto appearing elsewhere in this annual report on Form 10-KSB.

Background

On January 4, 2007, the Company changed its name from Medi-Hut Co., Inc. to Scivanta Medical Corporation. Scivanta is a Nevada corporation headquartered in Spring Lake, New Jersey. The Company was incorporated in the State of New Jersey on November 29, 1982. On January 28, 1998, the Company entered into an Agreement and Plan of Reorganization with Indwest, Inc., a Utah corporation, whereby the Company changed its domicile to the State of Utah and became subject to the reporting requirements of the Exchange Act. On February 2, 1998, the Company completed a second change of domicile transaction and became a Delaware corporation, and, in the fall of 2001, completed a third and final change of domicile transaction and became a Nevada corporation.

On October 17, 2003, the Company formed Scivanta Corporation, a New Jersey corporation and wholly-owned subsidiary of the Company. Scivanta Corporation was formed to be an operating subsidiary of the Company, but is currently inactive.

Currently, the Company is not selling any products or technologies. On November 10, 2006, the Company acquired the exclusive world-wide rights to develop, make and sell the HCMS, a minimally invasive two-balloon esophageal catheter system used to monitor cardiac performance. The HCMS is currently in the development stage and the Company anticipates that it will take approximately 18 months to complete development and related clinical trials. In addition, the Company must also receive the appropriate regulatory approvals before the HCMS can be marketed in the United States or abroad. No assurance can be given that the Company will receive the appropriate regulatory approvals to market the HCMS. See "Item 1. Description of Business - Strategy for Business Development."

Results of Operations

Net Sales. The Company discontinued all product sales during the fiscal year ended October 31, 2004 and currently does not have any revenue from any sources. The Company is currently developing the HCMS.

General and Administrative. For the fiscal year ended October 31, 2006, general and administrative expenses were $1,288,869, as compared to $1,414,390 for the fiscal year ended October 31, 2005. The $125,521, or 9%, decrease in general and administrative expenses for the fiscal year ended October 31, 2006 was primarily due to a $21,217 decrease in the cost of director and officer liability insurance, a $6,698 decrease in legal expenses primarily related to a reduction in general corporate and litigation costs, a $26,134 decrease in compensation and related benefits as a result of a reduction in personnel, a $10,509 decrease in accounting related fees, a $7,990 decrease in general office expenses and a $38,223 decrease in amortization expense.

The Company expects legal expenses related to litigation to decrease commencing with the first quarter of the fiscal year ending October 31, 2007 as a result of its settlement with the Syntho Group. General and administrative expenses overall should increase in the fiscal year ending October 31, 2007 as the Company develops the HCMS and pursues other corporate activities and strategic initiatives. The Company also expects research and development expenses to increase as a result of the development efforts related to the HCMS.

Other Income (Expenses). During the fiscal year ended October 31, 2006, the Company recorded $433,500 of other income primarily related to the settlement of litigation against Rosenberg as compared to $300,000 for the fiscal year ended October 31, 2005 which was related to the settlement of litigation with Kinray, Inc. During the fiscal year ended October 31, 2006, the Company incurred interest expense of $23,999, as compared to $13,808 for the fiscal year ended October 31, 2005. The $10,191 increase in interest expense for the fiscal year ended October 31, 2006 was due to interest accrued on the debentures issued by the Company on May 26, 2005.

On November 22, 2006, the Company entered into a settlement agreement with the Syntho Group. See "Item 3. Legal Proceedings – Syntest Litigation." The Company does not expect any further significant litigation settlements beyond the first quarter of the fiscal year ending October 31, 2007.

Net Loss. For the fiscal year ended October 31, 2006, the Company had a net loss of $897,324, or $0.04 per share (basic and diluted), as compared to a net loss of $1,127,493, or $0.07 per share (basic and diluted), for the fiscal year ended October 31, 2005.

Liquidity and Capital Resources

As of October 31, 2006, the Company had a working capital deficiency of $302,418. As of October 31, 2006, cash on hand was $680,381, an increase of $68,305 from October 31, 2005. The increase in cash on hand was primarily due to an increase in accounts payable and related party accounts payable of $267,424, an increase in related party accrued expenses of $75,000 and a $600,000 decrease in the note receivable related to the sale of the Syntest distribution rights. These increases in cash were offset by the net loss of $897,324, which included $433,500 of other income related to the settlement of litigation and a decrease in accrued expenses of $29,579.

On February 21, 2006, the Company entered into a settlement agreement and release with Rosenberg pursuant to which the Company was paid $425,000. See "Item 3. Legal Proceedings – Litigation Against Former Accounting Firms."

On November 22, 2006, the Company, Century Capital, David R. LaVance, Thomas S. Gifford, the Syntho Group and Intermax entered into a settlement agreement and release whereby the Syntho Group agreed to pay the Company an aggregate of $3,100,000 as follows: (1) $250,000 was paid upon the execution of the settlement agreement; (2) $100,000 will be paid on the 27th day of each month for a three month period commencing on December 27, 2006 and ending on February 27, 2007 and (3) $2,550,000 will be paid on or before March 27, 2007. As of December 31, 2006, the Company received an aggregate of $350,000 of payments from the Syntho Group pursuant to the settlement agreement. See "Item 3. Legal Proceedings – Syntest Litigation."

The Company has sustained recurring losses and negative cash flows from operations. The Company's operations have been funded through a combination of convertible debentures, private equity and proceeds received from the settlement of litigation.

No revenue is currently generated by the Company. As of December 31, 2006, the Company's cash position was approximately $790,000. As of that date, $50,000 was due from Breckenridge pursuant to the purchase and settlement agreement entered into on October 17, 2005 by the Company and Breckenridge and $2,750,000 is to be received no later than March 27, 2007 from the Syntho Group pursuant to the settlement agreement and release entered into on November 22, 2006 by the Company, Century Capital, David R. LaVance, Thomas S. Gifford, the Syntho Group and Intermax. The Company estimates that the combination of the cash on hand and the monies due from Breckenridge and the Syntho Group is sufficient in order to fund the Company's operations and the development of the HCMS for at least the next 12 months.

Management believes that the Company will require additional capital in order to complete the development of the HCMS, to acquire additional products and technologies and to otherwise implement its strategy for business development. The Company currently does not have any lending relationships with commercial banks and does not anticipate establishing such a relationship in the foreseeable future due to the Company's limited operations and assets. Consequently, management believes that the Company will have to focus on obtaining additional capital through the private placement of its securities. There can be no assurance as to the availability or terms upon which such capital might be available.

Inflation and Seasonality

Inflation has had no material effect on the operations or financial condition of the Company's business. In addition, the Company's operations are not considered seasonal in nature.

Critical Accounting Policies

The discussion and analysis of the Company's financial condition is based upon the financial statements contained elsewhere herein, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements required the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to bad debts, income taxes, contingencies and litigation. The Company based its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect the more significant judgments and estimates used in preparation of the financial statements contained elsewhere herein.

Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*. This statement requires that the Company recognize a current tax liability or asset for current taxes payable or refundable and a deferred tax liability or asset for the estimated future tax effects of temporary differences and carryforwards to the extent they are realizable. The Company records a valuation allowance to reduce the Company's deferred tax assets to the amount that is more likely than not to be realized. While the Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event the Company was to determine that it would be able to realize the deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should the Company determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

The valuation allowance as of October 31, 2006 and 2005 primarily relates to net operating losses for which the Company can only realize a benefit through the generation of future taxable income for which realization is uncertain. The Company's net deferred tax asset was $0 as of October 31, 2006 and 2005. As a result of the settlement agreement with the Syntho Group, the Company expects to utilize a portion of its federal and state net operating losses during the fiscal year ending October 31, 2007.

Stock-based Compensation

Stock Option Grants to Employees. Stock-based compensation charges represent the difference between the exercise price of options granted to employees and the market value of the Company's common stock on the date of grant for financial statement purposes in accordance with Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and its related interpretations. The Company recognizes this compensation charge over the vesting periods of the shares purchasable upon exercise of options and applies a straight-line amortization policy for the deferred compensation. Should the Company's assumptions of market value change, the amount recorded as intrinsic value may increase or decrease in the future. During the fiscal years ended October 31, 2006 and 2005, the Company recorded $0 of amortization expense related to the grant of stock options to the Company's employees.

Stock Option Grants to Non-Employees. The Company accounts for options granted to non-employees under SFAS 123 and Emerging Issues Task Force Consensus No. 96-18, *Accounting for Equity Investments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling Goods or Services* ("EITF 96-18"), and may be subject to periodic re-valuation over their vesting terms. The resulting stock-based compensation expense is recorded over the service period in which the non-employee provides services to the Company.

During the fiscal years ended October 31, 2006 and 2005, the Company recorded $18,071 and $60,747, respectively, of consulting and amortization expense related to the grant of stock options and warrants to the Company's non-employees.

Legal Contingencies

During the fiscal years ended October 31, 2006 and 2005, the Company was involved in certain legal proceedings. These legal proceedings against the Company were either settled or dismissed as of December 31, 2006. During the period when these legal proceedings were active, management periodically reviewed estimates of potential costs to be incurred by the Company in connection with the adjudication or settlement, if any, of the proceedings. Estimates were developed in consultation with outside counsel and were based on an analysis of potential litigation outcomes and settlement strategies. In accordance with the Financial Accounting Standards Board (the "FASB") Statement No. 5, *Accounting for Contingencies*, loss contingencies are accrued if, in the opinion of management, an adverse outcome is probable and such outcome can be reasonably estimated. The Company does not believe that there are any proceedings that could have a material adverse effect on its financial position; however, it is possible that future results for any particular quarter or annual period may be materially affected by changes in management's assumptions or the effectiveness of the Company's strategies relating to any legal proceedings. See "Item 3. Legal Proceedings." As of the fiscal years ended October 31, 2006 and 2005, the Company did not record any liability related to its legal proceedings.

Recent Accounting Pronouncements

In October 2004, the FASB concluded that the proposed SFAS No. 123R, *Share-Based Payment* ("SFAS 123R"), which would require all companies to measure compensation cost for all share-based payments, including employee stock options, at fair value, would be effective for public companies (except small business issuers as defined in SEC Regulation S-B) for interim or annual periods beginning after June 15, 2005. The Company will not have to adopt SFAS 123R until the fiscal year ending October 31, 2007. The Company does not expect SFAS 123R to have a material impact on its consolidated results of operations or financial condition.

In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109* ("FIN 48"), which clarifies the accounting and disclosure for uncertain tax positions, as defined. FIN 48 seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company does not expect FIN 48 to have a material impact on its consolidated results of operations or financial condition.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements regarding fair value measurement. Where applicable, this statement simplifies and codifies fair value related guidance previously issued within United States of America generally accepted accounting principles. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently reviewing SFAS 157 and has not yet determined the impact that the adoption of SFAS 157 will have on its consolidated results of operations or financial condition.

Item 7. Financial Statements

The financial statements and supplementary data of the Company called for by this item are submitted under a separate section of this report. Reference is made to the Index of Financial Statements contained on page F-1 hereof.

Item 8. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

On March 3, 2005, the Company replaced Eisner, LLP ("Eisner") as its independent auditors with the accounting firm, Weiser LLP ("Weiser"). Management believed that it was in the best interest of the Company to change auditors in order to facilitate the completion of the audit of the Company's balance sheet as of October 31, 2002. The change in auditing firms was reviewed and recommended by the Company's Audit Committee and approved by the Company's Board of Directors. The Company reported the dismissal of the Eisner firm as its independent auditors in a current report on Form 8-K, dated March 3, 2005. In that current report on Form 8-K, the Company stated that in connection with its audits as of and for the fiscal years ended October 31, 2002 and 2001, respectively, and during any subsequent interim periods preceding the date of dismissal, there were no disagreements with Eisner on any matter regarding accounting principles or practices, financial statement disclosure, or auditing scope or procedure. In addition, during its engagement by the Company, Eisner did not issue any report on the financial statements or review any financial statements of the Company.

Pursuant to the procedure outlined in SEC Regulation S-B, Item 304, the Company included in the current report on Form 8-K a letter from Eisner in which the accounting firm agreed with the Company's statements that there were no disagreements between the Company and Eisner on any matter regarding accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

Item 8A. Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, as of the end of the period covered by this Annual Report on Form 10-KSB, the Company carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of the Company's management, including the Company's President and Chief Executive Officer and the Company's Chief Financial Officer and Secretary, who concluded that the Company's disclosure controls and procedures are effective. There has been no change in the Company's internal control over financial reporting during the Company's last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in the Company's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the Company's reports filed under the Exchange Act is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Item 8B. Other Information

None.

PART III

Item 9. **Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act**

The Company's current executive officers and directors, their respective ages, positions with the Company and biographical information, including business experience, are set forth below.

Name	Age	Position Held
David R. LaVance	53	Chairman of the Board, President and Chief Executive Officer
Thomas S. Gifford	38	Executive Vice President, Chief Financial Officer (Treasurer), Secretary and Director
Richard E. Otto	57	Director

There are no family relationships among the current executive officers and directors of the Company. None of the current executive officers or directors of the Company are directors of any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940, as amended, except for Mr. LaVance, who serves as a director of Hologic, Inc. (NASDAQ: HOLX) and Mr. Otto, who serves as a director of Corautus Genetics Inc. (AMEX: VEGF).

David R. LaVance: Mr. LaVance became the Company's President and Chief Executive Officer and the Chairman of its Board of Directors on March 21, 2003. He also is the President and co-founder of Century Capital which was founded in 1997. Mr. LaVance was a Managing Director of KPMG Health Ventures, an advisory group providing investment banking services to healthcare service providers from 1995 through 1997. Prior to joining KPMG Health Ventures, Mr. LaVance was a founder of Physicians Data Corporation, a startup health informatics company formed in 1994, and served as the President of Nuclear Care, Inc., a nuclear imaging clinical services provider from 1992 through 1995. Mr. LaVance currently is a member of the Board of Directors of Hologic, Inc. (NASDAQ: HOLX), a medical device company specializing in digital imaging. Mr. LaVance received a B.A. degree from Furman University in 1976 and a J.D. degree from Washington College of Law of the American University in 1979.

Thomas S. Gifford: Mr. Gifford became the Company's Executive Vice President, Chief Financial Office (Treasurer) and a director on March 21, 2003. He later became the Secretary of the Company on July 22, 2003. Mr. Gifford is also the Vice President and co-founder of Century Capital. He is a licensed attorney in New York and New Jersey and is a Certified Public Accountant. He was formerly a Manager and Associate Director of KPMG Health Ventures. Prior to KPMG Health Ventures, Mr. Gifford was an accountant for KPMG Peat Marwick LLP from 1990 through 1994, where he provided auditing and financial due diligence services to various publicly traded and privately held emerging technology companies. Mr. Gifford currently serves on the Board of Directors of Maloy Risk Services, Inc., a privately held insurance brokerage. Mr. Gifford received a B.S. degree from Rutgers University in 1990 and a J.D. degree from Seton Hall University School of Law in 1995.

Richard E. Otto: Mr. Otto was elected as a director of the Company on May 6, 2003. He has been the Chief Executive Officer and a director of Corautus Genetics Inc. (formerly GenStar Therapeutics Corporation), a publicly traded biopharmaceutical company (AMEX: VEGF) dedicated to the development of innovative gene therapy products for the treatment of cardio and vascular disease, since the merger of Corautus and Vascular Genetics Inc. on February 5, 2003. Prior to the merger, he served as Chief Executive Officer and a director of Vascular Genetics Inc., a developer of gene therapy for the treatment of severe cardiovascular disease, since January 2002. From June 1995 through April 1998, he was Chief Executive Officer and director of CardioDynamics International Corporation (NASDAQ: CDIS), a publicly traded company that develops, manufactures and markets noninvasive heart-monitoring devices. Mr. Otto has served as a consultant to the founder of WebMD and as a consultant to key management positions with Cardiac Pacemakers Inc. (now a Guidant company). Mr. Otto also held positions at Intermedics, Inc., Medtronic Inc., and Eli Lilly and Company. Mr. Otto currently serves as a director and Chairman of ImaRx Therapeutics, a privately-held company engaged in medical technology development. He received a B.S. degree from the University of Georgia.

Audit Committee

For the year ended October 31, 2006, the Audit Committee of the Board of Directors of the Company consisted of directors John A. Moore and Richard E. Otto. Thereafter, Mr. Moore continued to serve on the Audit Committee until his resignation from the Board on January 2, 2007. Mr. Otto currently is the only member of the Audit Committee. Mr. Otto is qualified as an independent director in accordance with the rules of NASDAQ and the rules and regulations of the Securities and Exchange Commission. In addition, the Board has determined that Mr. Otto is both independent and qualifies as a financial expert by Securities and Exchange Commission rules. The Audit Committee's primarily responsibility is to assist the Board in fulfilling its oversight responsibilities with respect to financial reports and other financial information, as well as such other responsibilities set forth in the Amended and Restated Charter of the Audit Committee which was adopted on May 14, 2004. The Company currently anticipates adding an additional director to the Audit Committee upon the filling of the vacancy on the Board left by Mr. Moore's departure.

Code of Ethics

The chief executive and senior financial officers of the Company are held to the highest standards of honest and ethical conduct when conducting the affairs of the Company. All such individuals must act ethically at all times in accordance with the policies contained in Company's Chief Executive and Senior Financial Officer Code of Ethics (the "Code of Ethics"). A copy of the Code of Ethics was attached as Exhibit 14.1 to the Company's Annual Report on Form 10-KSB for the year ended October 31, 2002 which was filed with the Securities and Exchange Commission on November 25, 2005.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's directors, executive officers and persons who own more than 10% of the Company's common stock, to file with the SEC initial reports of ownership and reports of changes in ownership of the Company's common stock and other equity and derivative securities. Officers, directors and greater than 10% beneficial owners are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file. To the knowledge of management, based upon review of the copies of the forms furnished to the Company during the fiscal year ended October 31, 2006, all filings required to be made by the Company's executive officers and directors pursuant to Section 16(a) of the Exchange Act for the fiscal year ended October 31, 2006 were filed within the time periods prescribed.

Item 10. Executive Compensation

Compensation of Executive Officers

The following table sets forth information concerning the annual and long-term compensation for services in all capacities to the Company for the fiscal years ended October 31, 2006, 2005 and 2004 of any person who served as the Company's President and Chief Executive Officer during the fiscal year ended October 31, 2006 and each other executive officer of the Company whose total annual salary and bonus for the fiscal year ended October 31, 2006 exceeded $100,000 (the "Named Executive Officers").

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Position	Year	Salary ($)	Bonus ($)	Other Annual Compensa -tion ($)	Restricted Stock Award(s) ($)	Securities Underlying Options #	LTIP Payouts ($)	All Othe Compens tion ($)
David R. LaVance, President and Chief Executive Officer (1)	2006	$ --	$ --	$ --	$ --	--	$ --	$ --
	2005	--	--	--	--	--	--	--
	2004	--	--	--	--	--	--	--
Thomas S. Gifford, Executive Vice President and Chief Financial Officer (1)	2006	--	--	--	--	--	--	--
	2005	--	--	--	--	--	--	--
	2004	--	--	--	--	--	--	--

(1) The Company has entered into an amended and restated Consulting Services Agreement with Century Capital, pursuant to which the Company pays consulting fees and other remuneration to Century Capital for the services provided thereunder. Mr. LaVance and Mr. Gifford are owners and officers of Century Capital. Neither Mr. LaVance nor Mr. Gifford receives any direct compensation from the Company. See "Amended and Restated Consulting Services Agreement" and "Item 12. – Certain Relationships and Related Transactions."

Stock Option/Warrant Grants in Last Fiscal Year

No stock options and/or warrants were granted to the Company's Named Executive Officers during the fiscal year ended October 31, 2006.

Aggregated Option/Warrant Exercises in Last Fiscal Year and Year End Option/Warrant Values

The following table provides certain information with respect to options and/or warrants to purchase the Company's common stock held by the Named Executive Officers at October 31, 2006.

Name	Shares Acquired on Exercise (#)	Value Realized($)	Number of Shares of Common Stock Underlying Unexercised Options/Warrants at October 31, 2006 (1)		Value of Unexercised In-the-Money Options/Warrants at October 31, 2006 ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
David R. LaVance	--	$ --	325,000 (2)	300,000 (3)	$ -- (4)	$ -- (4)
Thomas S. Gifford	--	$ --	325,000 (2)	300,000 (3)	$ -- (4)	$ -- (4)

(1) Shares reported are beneficially owned by the Named Executive Officers.

(2) Includes 125,000 shares subject to the warrant issued on February 25, 2005 to Century Capital to purchase a total of 500,000 shares of the Company's common stock. Also includes 200,000 shares subject to the warrant issued on May 14, 2004 to Century Capital to purchase a total of 700,000 shares of the Company's common stock. Mr. LaVance and Mr. Gifford are owners and officers of Century Capital. Each of Mr. LaVance and Mr. Gifford disclaims beneficial ownership of these securities except to the extent of his ownership interest in Century Capital.

(3) Includes 300,000 shares subject to the warrant issued on May 14, 2004 to Century Capital to purchase a total of 700,000 shares of the Company's common stock. Mr. LaVance and Mr. Gifford are owners and officers of Century Capital. Each of Mr. LaVance and Mr. Gifford disclaims beneficial ownership of these securities except to the extent of his ownership interest in Century Capital.

(4) The exercise price of the warrant issued on May 14, 2004 was $0.04 per share and the exercise price of the warrant issued on February 25, 2005 was $0.03 per share. The per share market price of the Company's common stock on October 31, 2006 was $0.01. Inasmuch as the per share market price of the common stock on October 31, 2006 did not exceed the per share exercise price of either warrant, such warrants are not considered in-the-money and no value is attributable to such warrants for purposes of this table.

Compensation of Directors

Currently, the Company does not provide any cash compensation to its directors. The Company has, in prior fiscal years, issued to each of the outside directors warrants to purchase shares of the Company's common stock. During the fiscal year ended October 31, 2006, the Company did not issue any warrants to purchase shares of the Company's common stock to the outside directors.

Employment Agreements

Currently, there exists no employment agreement with any of the Company's executive officers other than the amended and restated Consulting Services Agreement with Century Capital related to the services of David R. LaVance and Thomas S. Gifford. See "Amended and Restated Consulting Services Agreement."

Amended and Restated Consulting Services Agreement

Effective February 1, 2005, the Company and Century Capital entered into an amended and restated Consulting Services Agreement which replaced the original Consulting Services Agreement that was entered into effective February 1, 2003. Pursuant to the amended and restated Consulting Services Agreement, Century Capital agreed to provide the services of Mr. LaVance and Mr. Gifford as the Company's corporate officers. As provided in the amended and restated Consulting Services Agreement, Mr. LaVance will continue to serve as the Company's President and Chief Executive Officer and Mr. Gifford will continue to serve as the Company's Executive Vice President, Chief Financial Officer, Treasurer and Secretary. The amended and restated Consulting Services Agreement also provides that Mr. LaVance and Mr. Gifford will continue to be treated as independent contractors for the purposes of compensation, will not be paid any salary or other compensation directly by the Company and will not participate in the Company's employee benefit plans.

The initial term of the amended and restated Consulting Services Agreement ended on January 31, 2006. Thereafter, the amended and restated Consulting Services Agreement continues until either party elects to terminate the amended and restated Consulting Services Agreement by providing sixty days' written notice. As of December 31, 2006, such notice had not been given by either party. During the term of the amended and restated Consulting Services Agreement, Century Capital is entitled to receive a monthly consulting fee in the amount of $50,000 and is entitled to be reimbursed for all reasonable and customary business expenses. Century Capital is also eligible to receive an annual bonus at the discretion of the independent members of the Company's Board of Directors. For the period commencing February 1, 2006 and ending January 31, 2007, Century Capital was awarded a bonus of $100,000, of which $75,000 was accrued by the Company as of October 31, 2006.

The Company may terminate the amended and restated Consulting Services Agreement for cause if Century Capital fails to materially perform the consulting services and does not cure such non-performance within sixty days of receipt of written notice of such non-performance from the Board. Century Capital can terminate the amended and restated Consulting Services Agreement for cause for, among other reasons, (1) any breach of the amended and restated Consulting Services Agreement by the Company which is not cured within thirty days of receipt of written notice from Century Capital, (2) the failure of the Company to pay any compensation or bonus to Century Capital when due or payable, (3) the removal of David R. LaVance as President and Chief Executive Officer of the Company without the prior written approval of Century Capital, (4) the removal of Thomas S. Gifford as Executive Vice President, Chief Financial Officer (Treasurer) and Secretary of the Company, without the prior written approval of Century Capital (5) the removal of or failure to elect David R. LaVance and Thomas S. Gifford as members of the Company's Board of Directors without the prior written approval of Century Capital, or (6) the Company becoming insolvent or bankrupt.

If the amended and restated Consulting Services Agreement is terminated by the Company for cause, Century Capital shall be paid all unpaid monthly fees and reimbursable expenses through the termination date. If the amended and restated Consulting Services Agreement is terminated by Century Capital for cause, then Century Capital shall be paid on the termination date a lump sum amount equal to the sum of all unpaid monthly fees and reimbursable expenses plus the full amount of the bonus target established for the year of termination and an amount equal to the product of Century Capital's monthly fee multiplied by six months.

During the term of the amended and restated Consulting Services Agreement and for a period of twenty-four months after the termination of the amended and restated Consulting Services Agreement, Century Capital shall be entitled to receive a cash bonus upon the consummation by the Company of certain corporate transactions. The bonus compensation shall be an amount not less than 2.5% of the aggregate consideration to be paid in connection with a sale or acquisition of the Company or in connection with a change in control of the Company (which means a change in more than 50% of the issued and outstanding shares of the Company's common stock). Century Capital shall be entitled to receive the bonus compensation for any corporate transaction which commences before, but is consummated after, the end of the twenty-four month period following the effective termination date of the amended and restated Consulting Services Agreement.

Upon the execution of the amended and restated Consulting Services Agreement, the Company issued Century Capital a ten year, non-cancelable warrant dated February 25, 2005 to purchase 500,000 shares of the Company's common stock at a purchase price of $0.03 per share. See "Item 11. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters – Equity Compensation Plans."

As provided in the original Consulting Services Agreement, the Company is obligated to maintain D&O Policies while Mr. LaVance and Mr. Gifford hold positions as officers and/or directors of the Company and for a period of two years following termination of their service in such positions. The Company also agreed to indemnify and hold harmless Century Capital and its representatives, including Mr. LaVance and Mr. Gifford, from and against any and all claims, demands, liabilities, obligations, losses, fines, and expenses, including reasonable attorneys' and accountants' fees and expenses incurred in connection with the Company's failure to perform under the amended and restated Consulting Services Agreement or any threatened, pending or completed action, suit or proceeding arising out of Century Capital's relationship, or the relationship of any Century Capital representative with, the Company.

Commencing July 2005, Century Capital began deferring a portion of its monthly consulting fee due pursuant to the amended and restated Consulting Services Agreement in order to minimize the Company's cash burn. As of December 31, 2006, $303,750 was due to Century Capital related to deferred monthly consulting fees, $100,000 was due to Century Capital for the annual bonus for the period beginning February 1, 2006 and ending January 31, 2007 and $125,000 was due to Century Capital for the annual bonus for the period beginning February 1, 2004 and ending January 31, 2005.

Item 11. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information as of December 31, 2006, with respect to the beneficial ownership of the Company's outstanding common stock by (1) each of the Company's current officers and directors, (2) each of the Named Executive Officers and directors for the fiscal year ended October 31, 2006, (3) all current executive officers and current directors as a group, and (4) each person or group of persons known by the Company to be the beneficial owner of 5% of the Company's outstanding common stock. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated by footnote, the persons named in the table below have sole voting power and investment power with respect to the shares of common stock shown as beneficially owned by them.

	Beneficial Ownership of Scivanta's Common Stock	
Name of Beneficial Owner	**No. of Shares (1)**	**Percent of Class**
David R. LaVance (2)(3)(4)	3,237,500	14.92%
Thomas S. Gifford (3)(5)(6)	3,548,438	16.35%
Richard E. Otto (3)(7)	600,000	2.69%
John A. Moore (8)(9)	1,600,000	7.23%
Richard S. Rimer (10)(11)	3,375,000	15.55%
All current executive officers and directors as a group (4)(6)(7)	8,675,000	38.16%

(1) In accordance with Rule 13d-3 of the Exchange Act, a person is deemed to be the beneficial owner, for purposes of this table, of any shares of the Company's common stock if he or she has voting or investment power with respect to such security. This includes shares (1) subject to options and warrants exercisable within sixty days, and (2)(a) owned by a spouse, (b) owned by other immediate family members, or (c) held in trust or held in retirement accounts or funds for the benefit of the named individuals, over which shares the person named in the table may possess voting and/or investment power.

(2) Such person serves as the Company's President and Chief Executive Officer.

(3) Such person serves as a director of the Company and maintains a mailing address of 215 Morris Avenue, Spring Lake, New Jersey 07762.

(4) Includes 310,928 shares held by the LaVance Trust for Children, a trust established for the benefit of Mr. LaVance's children. Mr. LaVance disclaims beneficial ownership of these securities.

(5) Such person serves as the Company's Executive Vice President, Chief Financial Officer (Treasurer) and Secretary.

(6) Includes 310,938 shares held by the LaVance Trust for Children. Mr. Gifford is the trustee for the LaVance Trust for Children. Mr. Gifford disclaims beneficial ownership of these securities.

(7) Represents the shares currently available for purchase or which are available for purchase within sixty days of December 31, 2006 under the warrants issued by the Company to him on July 24, 2003, May 14, 2004 and February 25, 2005.

(8) Mr. Moore, a former director of the Company, maintains a mailing address at 403 Marsh Lane, Wilmington, Delaware 19804.

(9) Includes 433,400 shares currently available for purchase or which are available for purchase within sixty days of December 31, 2006 under the warrants issued by the Company to him on July 24, 2003, May 14, 2004 and February 25, 2005.

(10) Mr. Rimer maintains a mailing address at 17 Chemin De La Sapinere, 1253 Vandoeuvres, Geneva, Switzerland.

(11) Includes 375,000 shares subject to a debenture issued as of May 1, 2005.

Executive Compensation Plans

The following table provides information as of December 31, 2006 on the number of securities to be issued upon the exercise of outstanding options, warrants and rights and the number of securities remaining available for future issuance under the Company's 2002 Equity Incentive Plan and certain other compensation arrangements entered into or established for the officers and directors of the Company.

EQUITY COMPENSATION PLAN TABLE

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plan approved by security holders (1)	370,000 (2)(3)(4)	$ 0.07	1,630,000
Equity compensation arrangements not approved by security holders	1,499,998 (5)(6)(7)(8)	$ 0.13	--
Total	1,869,998 (2)(3)(4)(5) (6) (7)(8)	$ 0.12	1,630,000

(1) The Company has no equity compensation plans other than the Company's 2002 Equity Incentive Plan described herein which has been approved by the Company's shareholders.

(2) Includes 185,000 shares available for purchase at a price of $0.08 per share pursuant to stock options granted to employees of the Company on December 23, 2003.

(3) Includes 50,000 shares available for purchase at a price of $0.08 per share pursuant to stock options granted to an employee of the Company on May 4, 2004 and 35,000 shares available for purchase at a price of $0.02 per share pursuant to stock options granted to employees of the Company on December 23, 2004.

(4) Includes 100,000 shares available for purchase at a price of $0.08 per share pursuant to stock options granted to an employee of the Company on December 23, 2005.

(5) Includes 200,000 shares available for purchase at a price of $0.04 per share under the warrant issued to Century Capital on May 14, 2004.

(6) Includes 200,000 shares available for purchase at a price of $0.26 per share under the warrant issued on July 24, 2003 to Richard E. Otto, a current director of the Company. Also includes 399,998 shares available for purchase at a price of $0.26 per share under warrants granted on July 24, 2003 to John A. Moore (200,000 shares available for purchase), Salvatore J. Badalamenti (133,332 shares available for purchase), and James G. Aaron (66,666 shares available for purchase), each a former director of the Company.

(7) Includes 200,000 shares available for purchase at a price of $0.04 per share under the warrant issued on May 14, 2004 to Richard E. Otto, a current director of the Company. Also includes 200,000 shares available for purchase at a price of $0.04 per share under warrants granted on May 14, 2004 to John A. Moore (133,400 shares available for purchase) and Salvatore J. Badalamenti (66,600 shares available for purchase), each a former director of the Company.

(8) Includes 200,000 shares available for purchase at a price of $0.03 per share under the warrant issued on February 25, 2005 to Richard E. Otto, a current director of the Company. Also includes 100,000 shares available for purchase at a price of $0.03 per share under the warrant granted on February 25, 2005 to John A. Moore, a former director of the Company.

2002 Equity Incentive Plan

General

On July 5, 2002, the shareholders approved the Company's 2002 Equity Incentive Plan (the "Equity Incentive Plan") effective as of January 1, 2002. The Equity Incentive Plan was placed into effect in order to promote the long-term success of the Company and to (1) encourage employees, independent directors and consultants of the Company to focus on critical long-range objectives, (2) encourage the attraction and retention of employees, independent directors and consultants with exceptional qualifications, and (3) link employees, independent directors and consultants directly to shareholders' interests through increased stock ownership.

The Equity Incentive Plan provides for awards in the form of restricted shares, incentive stock options ("ISOs"), nonstatutory stock options ("NSOs") (ISOs and NSOs are sometimes collectively referred to as "Options") and stock appreciation rights ("SARs"). The aggregate number of shares of common stock which may be awarded under the Equity Incentive Plan is 2,000,000 shares.

Incentive Stock Options (ISOs)

Only employees of the Company or a parent or a subsidiary of the Company are eligible to receive grants of ISOs. Unless otherwise provided in a stock option agreement, the first $100,000 of optioned shares that are part of an option grant and can be exercised first in a given year shall be considered ISOs, and the remainder shall be considered NSOs. The exercise price of an ISO may not be less than 100% of the fair market value of a share of common stock on the date of grant. The term of an ISO shall in no event exceed ten years from the date of grant.

Non-Statutory Stock Options (NSOs)

Employees, independent directors and consultants of the Company are eligible to receive grants of NSOs. NSO grants to any optionee in a single fiscal year of the Company cannot cover more than 500,000 shares of common stock (750,000 shares of common stock for new employees in the fiscal year of the Company in which service as an employee first commences). Each individual stock option agreement shall specify the exercise price for the awards as determined by the Board. Options may be awarded in combination with SARs.

Automatic Option Grants to Independent Directors

Upon the conclusion of each annual meeting of the Company's shareholders commencing in 2002, each independent director who continues to serve on the Board after such annual meeting may receive an NSO at the discretion of the Board. All NSOs granted to an independent director may also become exercisable in full in the event of: (1) the termination of such independent director's service because of death, total and permanent disability or retirement at or after age 65; or (2) a change in control with respect to the Company, with certain exceptions. The exercise price under all NSOs granted to an independent director shall be equal to 100% of the fair market value of a share of common stock on the date of grant. All NSOs granted to an independent director shall terminate on the earlier of (a) the 6th anniversary of the date of grant or (b) the date 12 months after the termination of such independent director's service for any reason. The Board may permit an independent director to elect to receive his or her annual retainer payments, if any, and/or meeting fees from the Company in the form of cash, NSOs, or restricted shares or a combination thereof, as determined by the Board. As of December 31, 2006, no option grants have been made to any of the Company's independent directors under the Equity Incentive Plan.

Stock Appreciation Rights

SARs granted to any individual in a single fiscal year cannot cover more than 500,000 shares of common stock (750,000 shares of common stock for new employees in the fiscal year of the Company in which service as an employee first commences). SARs may be awarded in combination with Options, which may vary in accordance with a predetermined formula while the SARs are outstanding. A SAR may be included in an ISO only at the time of grant but may be included in an NSO at the time of grant or thereafter.

Restricted Shares

The holders of restricted shares shall have the same voting, dividend and other rights as the Company's shareholders, subject to any special restrictions contained in the restricted share agreement.

The Equity Incentive Plan also contains customary protection against dilution. Options and SARs shall terminate immediately prior to the dissolution or liquidation of the Company. Unless the applicable agreement provides otherwise, in the event of any change in control, the vesting and exercisability of each outstanding award shall automatically accelerate so that each such award shall, immediately prior to the effective date of the change in control, become fully exercisable for all of the shares of common stock at the time subject to such award and may be exercised for any or all of those shares as fully-vested common stock, except under certain circumstances.

A copy of the Equity Incentive Plan was attached as "Exhibit B" to the Company's definitive proxy statement filed with the SEC on June 10, 2002. As of December 31, 2006, options to purchase 370,000 shares of the Company's common stock have been granted under the Equity Incentive Plan to employees of the Company.

Warrants Issued to Century Capital

Warrant Dated February 1, 2003

On February 1, 2003, a warrant to purchase 1,500,000 shares of common stock of the Company was issued to Century Capital. The warrant has a ten year term and was exercisable at the original Underlying Purchase Price of $1.34 per share until February 1, 2013. The per share purchase price was subject to certain pricing adjustments which included an adjustment if the purchase on January 31, 2006. The warrant contained standard anti-dilution provisions and limited registration rights. The warrant had a fair value of approximately $10,674 at the date of issuance.

On February 25, 2005, Century Capital exercised its right to purchase 250,000 shares of the Company's common stock underlying the warrant. The $7,500 due to the Company from Century Capital as a result of this exercise was offset by the Company against amounts due and owing to Century Capital related to deferred monthly consulting fees.

On both May 20, 2005 and August 25, 2005, Century Capital exercised its right and purchased 62,500 shares of the Company's common stock (125,000 shares in total). The $3,750 due to the Company from Century Capital as a result of these exercises was offset by the Company against deferred monthly consulting fees due to Century Capital.

On November 13, 2006, Century Capital exercised its right to purchase 125,000 shares of the Company's common stock underlying the warrant. The $3,750 due to the Company from Century Capital as a result of this exercise was offset by the Company against monthly consulting fees due and owing to Century Capital that had been deferred for payment.

For the fiscal years ended October 31, 2006 and 2005, the Company recorded $3,393 and $7,281, respectively, of amortization expense associated with the warrant shares that had vested pursuant to the warrant. As of November 13, 2006, all 500,000 shares underlying the warrant had been purchased.

Warrants Issued to Directors

Warrants Dated July 24, 2003

On July 24, 2003, a warrant to purchase 200,000 shares of common stock of the Company was issued to each of its directors, other than Mr. LaVance and Mr. Gifford. An aggregate amount of 800,000 shares of common stock could be issued pursuant to these warrants. Each warrant has a five year term and is exercisable at $0.26 per share until July 24, 2008. The shares of common stock underlying each warrant vested on the date of issuance (66,666 shares), on the first anniversary of the date of issuance (66,666 shares) and on the second anniversary of the date of issuance (66,668 shares). Each warrant contains standard anti-dilution provisions and limited registration rights. The warrants had an aggregate fair value of approximately $155,138 at the date of issuance.

As of July 24, 2005, all of the shares of common stock underlying the warrants had vested. Accordingly, during the fiscal year ended October 31, 2006, the Company recorded no amortization expense with respect to the warrants. For the fiscal year ended October 31, 2005, the Company recorded $31,504 of amortization expense associated with the warrant shares that had vested pursuant to the warrant. As of December 31, 2006, an aggregate of 599,998 shares of the Company's common stock are available for purchase under the warrants and an aggregate of 200,002 shares underlying the warrants had been cancelled.

after age 65; or (2) a change in control with respect to the Company, with certain exceptions. The exercise price under all NSOs granted to an independent director shall be equal to 100% of the fair market value of a share of common stock on the date of grant. All NSOs granted to an independent director shall terminate on the earlier of (a) the 6th anniversary of the date of grant or (b) the date 12 months after the termination of such independent director's service for any reason. The Board may permit an independent director to elect to receive his or her annual retainer payments, if any, and/or meeting fees from the Company in the form of cash, NSOs, or restricted shares or a combination thereof, as determined by the Board. As of December 31, 2006, no option grants have been made to any of the Company's independent directors under the Equity Incentive Plan.

Stock Appreciation Rights

SARs granted to any individual in a single fiscal year cannot cover more than 500,000 shares of common stock (750,000 shares of common stock for new employees in the fiscal year of the Company in which service as an employee first commences). SARs may be awarded in combination with Options, which may vary in accordance with a predetermined formula while the SARs are outstanding. A SAR may be included in an ISO only at the time of grant but may be included in an NSO at the time of grant or thereafter.

Restricted Shares

The holders of restricted shares shall have the same voting, dividend and other rights as the Company's shareholders, subject to any special restrictions contained in the restricted share agreement.

The Equity Incentive Plan also contains customary protection against dilution. Options and SARs shall terminate immediately prior to the dissolution or liquidation of the Company. Unless the applicable agreement provides otherwise, in the event of any change in control, the vesting and exercisability of each outstanding award shall automatically accelerate so that each such award shall, immediately prior to the effective date of the change in control, become fully exercisable for all of the shares of common stock at the time subject to such award and may be exercised for any or all of those shares as fully-vested common stock, except under certain circumstances.

A copy of the Equity Incentive Plan was attached as "Exhibit B" to the Company's definitive proxy statement filed with the SEC on June 10, 2002. As of December 31, 2006, options to purchase 370,000 shares of the Company's common stock have been granted under the Equity Incentive Plan to employees of the Company.

Warrants Issued to Century Capital

Warrant Dated February 1, 2003

On February 1, 2003, a warrant to purchase 1,500,000 shares of common stock of the Company was issued to Century Capital. The warrant has a ten year term and was exercisable at the original Underlying Purchase Price of $1.34 per share until February 1, 2013. The per share purchase price was subject to certain pricing adjustments which included an adjustment if the average closing price of the Company's common stock over a period of thirty days was less than the then existing Underlying Purchase Price. A total of 375,000 shares of common stock underlying the warrant vested immediately upon issuance with another 46,875 shares vesting on and after the last day of each month commencing February 28, 2003 and ending January 31, 2005. Based upon the underlying features of the warrant, management determined that the best estimate of fair value was to utilize the intrinsic value method using the ultimate lowest exercise price to account for the value of this warrant issuance. As such, the Company recorded consulting expense as the warrant shares vested with the initial vesting of 375,000 warrant shares on February 1, 2003 and 46,875 warrant shares vesting at the end of each month from February 28, 2003 through January 31, 2005.

The Underlying Purchase Price adjusted to $0.02 per share as of November 1, 2004 when Century Capital exercised its right to purchase 421,876 shares of the Company's common stock underlying the warrant. The $8,438 due to the Company from Century Capital as a result of this exercise was offset by the Company against monthly consulting fees due and owing to Century Capital that had been deferred for payment. On February 25, 2005, Century Capital exercised its right to purchase 140,624 shares of the Company's common stock underlying the warrant at $0.02 per share. The $2,812 due to the Company from Century Capital as a result of this exercise was offset by the Company against monthly consulting fees due and owing to Century Capital that had been deferred for payment.

As of January 31, 2005, all of the shares of common stock underlying the warrant had vested. Accordingly, during the fiscal year ended October 31, 2006, the Company recorded no consulting expense with respect to the warrant. For the fiscal year ended October 31, 2005, the Company recorded $1,640 of consulting expense associated with the warrant shares that vested pursuant to the warrant. As of February 25, 2005, all 1,500,000 shares underlying the warrant had been purchased.

Warrant Dated May 14, 2004

On May 14, 2004, the Company issued Century Capital a ten year, non-cancelable warrant to purchase 700,000 shares of the Company's common stock at a purchase price of $0.04 per share. 100,000 shares of the Company's common stock underlying the warrant became available for purchase as of May 14, 2004, with the remaining shares underlying the warrant becoming available for purchase upon the achievement of specific milestones as follows: 100,000 shares shall be available for purchase upon the Company's receipt of at least $2,000,000 in cumulative proceeds related to the Syntho litigation; 100,000 shares shall be available for purchase upon the filing of the Company's annual report on Form 10-KSB for the fiscal year ended October 31, 2002; 100,000 shares shall be available for purchase upon the filing of the Company's quarterly reports on Form 10-QSB for the quarters ended January 31, 2003, April 30, 2003 and July 31, 2003; 100,000 shares shall be available for purchase upon the Company's receipt of at least $500,000 in cumulative proceeds from the litigation against certain former officers, directors and others and/or the litigation against the Rosenberg and Koenig accounting firms; 100,000 shares shall be available for purchase upon the Company becoming eligible to register its common stock pursuant to the Securities Act; and 100,000 shares became available for purchase upon the acquisition by the Company of a product or line of business.

In the event of a change in control of the Company, the warrant becomes fully vested as of ten days prior to the change in control. For purposes of the warrant, a change of control means any recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of the Company's assets to another individual, partnership, corporation or other such entity and any transaction which is effected in such a way that holders of more than 50% of the shares of common stock then outstanding are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets of another individual, partnership, corporation or other such entity with respect to or in exchange for their common stock. The warrant also contains standard anti-dilution provisions and limited registration rights. The warrant had a fair value of approximately $44,211 at the date of issuance.

On November 1, 2004, Century Capital exercised its right to purchase 200,000 shares of the Company's common stock underlying the warrant. Of the shares purchased, 100,000 shares became available for purchase on May 14, 2004, the issuance date of the warrant, and the other 100,000 shares became available for purchase during the fiscal year ended October 31, 2004 as a result of the Company's receipt of $500,000 of cumulative proceeds from the litigation against certain former officers, directors and others which occurred in 2004. The $8,000 due to the Company from Century Capital as a result of this exercise was offset by the Company against monthly consulting fees due and owing to Century Capital that had been deferred for payment.

On November 13, 2006, Century Capital exercised its right to purchase 300,000 shares of the Company's common stock underlying the warrant. Of the shares purchased, 100,000 shares became available for purchase on November 24, 2005, the date the Company filed its annual report on Form 10-KSB for the fiscal year ended October 31, 2002. In addition, 100,000 shares became eligible for purchase on May 27, 2006, the date the Company filed its quarterly reports on Form 10-QSB for the quarters ended January 31, 2003, April 30, 2003 and July 31, 2003 and the other 100,000 shares became available for purchase on November 10, 2006, the date the Company acquired the exclusive world-wide rights to develop, make and sell the HCMS. The $12,000 due to the Company from Century Capital as a result of this exercise was offset by the Company against monthly consulting fees due and owing to Century Capital that had been deferred for payment.

For the fiscal years ended October 31, 2006 and 2005, the Company recorded $12,632 and $0, respectively, of amortization expense associated with the warrant shares that vested pursuant to the warrant. As of December 31, 2006, 500,000 shares underlying the warrant had been purchased and 200,000 shares underlying the warrant remain unvested and are not yet available for purchase.

Warrant Dated February 25, 2005

On February 25, 2005, a warrant to purchase 500,000 shares of common stock of the Company was issued to Century Capital. The warrant had a ten year term and was exercisable at $0.03 per share until February 25, 2015. The warrant vested as follows: (a) 250,000 of the shares of the Company's common stock underlying the warrant became available for purchase as of February 25, 2005; (b) an additional 20,833 of the shares underlying the warrant became available for purchase on the last day of each month commencing February 28, 2005 and ending December 31, 2005; and (c) 20,837 of the shares underlying the warrant became available for purchase on January 31, 2006. The warrant contained standard anti-dilution provisions and limited registration rights. The warrant had a fair value of approximately $10,674 at the date of issuance.

On February 25, 2005, Century Capital exercised its right to purchase 250,000 shares of the Company's common stock underlying the warrant. The $7,500 due to the Company from Century Capital as a result of this exercise was offset by the Company against amounts due and owing to Century Capital related to deferred monthly consulting fees.

On both May 20, 2005 and August 25, 2005, Century Capital exercised its right and purchased 62,500 shares of the Company's common stock (125,000 shares in total). The $3,750 due to the Company from Century Capital as a result of these exercises was offset by the Company against deferred monthly consulting fees due to Century Capital.

On November 13, 2006, Century Capital exercised its right to purchase 125,000 shares of the Company's common stock underlying the warrant. The $3,750 due to the Company from Century Capital as a result of this exercise was offset by the Company against monthly consulting fees due and owing to Century Capital that had been deferred for payment.

For the fiscal years ended October 31, 2006 and 2005, the Company recorded $3,393 and $7,281, respectively, of amortization expense associated with the warrant shares that had vested pursuant to the warrant. As of November 13, 2006, all 500,000 shares underlying the warrant had been purchased.

Warrants Issued to Directors

Warrants Dated July 24, 2003

On July 24, 2003, a warrant to purchase 200,000 shares of common stock of the Company was issued to each of its directors, other than Mr. LaVance and Mr. Gifford. An aggregate amount of 800,000 shares of common stock could be issued pursuant to these warrants. Each warrant has a five year term and is exercisable at $0.26 per share until July 24, 2008. The shares of common stock underlying each warrant vested on the date of issuance (66,666 shares), on the first anniversary of the date of issuance (66,666 shares) and on the second anniversary of the date of issuance (66,668 shares). Each warrant contains standard anti-dilution provisions and limited registration rights. The warrants had an aggregate fair value of approximately $155,138 at the date of issuance.

As of July 24, 2005, all of the shares of common stock underlying the warrants had vested. Accordingly, during the fiscal year ended October 31, 2006, the Company recorded no amortization expense with respect to the warrants. For the fiscal year ended October 31, 2005, the Company recorded $31,504 of amortization expense associated with the warrant shares that had vested pursuant to the warrant. As of December 31, 2006, an aggregate of 599,998 shares of the Company's common stock are available for purchase under the warrants and an aggregate of 200,002 shares underlying the warrants had been cancelled.

Warrants Dated May 14, 2004

On May 14, 2004, a warrant to purchase 200,000 shares of common stock of the Company was issued to each of its directors, other than Mr. LaVance and Mr. Gifford. An aggregate amount of 600,000 shares of common stock could be issued pursuant to these warrants. Each warrant has a five year term and is exercisable at $0.04 per share until May 14, 2009. The shares of common stock underlying each warrant vested on the date of issuance (66,600 shares) and on the first anniversary of the date of issuance (133,400 shares). Each warrant contains standard anti-dilution provisions and limited registration rights. The warrants had an aggregate fair value of approximately $32,137 at the date of issuance.

On February 25, 2005, John A. Moore, a former director of the Company, exercised his right to purchase 66,600 shares of the Company's common stock underlying the warrant. The Company received $2,664 in connection with the issuance of these shares.

As of May 14, 2005, all of the shares of common stock underlying the warrants had vested. Accordingly, during the fiscal year ended October 31, 2006, the Company recorded no amortization expense with respect to the warrants. For the fiscal year ended October 31, 2005, the Company recorded $13,177 of amortization expense associated with the warrant shares that had vested pursuant to the warrants. As of December 31, 2006, an aggregate of 66,600 shares of the Company's common stock underlying the warrants had been purchased, an aggregate of 400,000 shares underlying the warrants are available for purchase and an aggregate of 133,400 shares underlying the warrants had been cancelled.

Warrants Dated February 25, 2005

On February 25, 2005, a warrant to purchase 200,000 shares of common stock of the Company was issued to each of its directors, other than Mr. LaVance and Mr. Gifford. An aggregate amount of 400,000 shares of common stock could be issued pursuant to these warrants. Each warrant has a five year term and is exercisable at $0.03 per share until February 25, 2010. The shares of common stock underlying each warrant vested on the date of issuance (100,000 shares) and on the first anniversary of the date of issuance (100,000 shares). Each warrant contains standard anti-dilution provisions and limited registration rights. The warrants had an aggregate fair value of approximately $6,378 at the date of issuance.

On February 25, 2005, John A. Moore, a former director of the Company, exercised his right to purchase 100,000 shares of the Company's common stock underlying the warrant issued to him. The Company received $3,000 in connection with the issuance of these shares.

For the fiscal years ended October 31, 2006 and 2005, the Company recorded $2,046 and $4,332 of amortization expense associated with the warrant shares that had vested pursuant to these warrants. As of December 31, 2006, an aggregate of 100,000 shares underlying the warrants had been purchased and an aggregate of 300,000 shares underlying the warrants are available for purchase.

Warrant Issued to Consultant

On May 11, 2005, a warrant to purchase 100,000 shares of common stock of the Company was issued to Dr. William Sear, a consultant to the Company. The warrant had a five year term and was exercisable at $0.05 per share until May 11, 2010. All of the shares of common stock underlying the warrant vested on the date of issuance, May 11, 2005. The warrant had a fair value of approximately $2,813 at the date of issuance.

On May 16, 2005, all 100,000 shares underlying the warrant were purchased. The Company received $5,000 of gross proceeds from the issuance of these shares. For the fiscal year ended October 31, 2005, the Company recognized $2,813 of consulting expense associated with the warrant shares that had vested pursuant to the warrant.

Item 12. <u>Certain Relationships and Related Transactions</u>

David R. LaVance, the Company's Chairman, President and Chief Executive Officer, and Thomas S. Gifford, the Company's Executive Vice President, Chief Financial Officer (Treasurer) and Secretary, are owners and officers of Century Capital. Effective February 1, 2005, the Company and Century Capital entered into an amended and restated Consulting Service Agreement, pursuant to which Messrs. LaVance and Gifford currently provide services to the Company as executive management. For the fiscal year ended October 31, 2006, the Company was billed $600,000 for consulting services rendered by Century Capital and the Company recorded $75,000 of consulting expense related to the annual bonus due to Century Capital for the one year period commencing February 1, 2006 and ending January 31, 2007. During the fiscal year ended October 31, 2006, the Company also reimbursed Century Capital for expenses incurred in conjunction with performing the consulting services. As of October 31, 2006, the Company owed Century Capital $506,456 for unpaid monthly fees, bonuses and expenses, of which $17,706 was paid by the Company subsequent to the fiscal year ended October 31, 2006.

For the fiscal year ended October 31, 2005, the Company was billed $675,000 for consulting services rendered by Century Capital and the Company recorded $31,250 of consulting expense related to the annual bonus due to Century Capital, pursuant to the Consulting Services Agreement, for the one year period commencing February 1, 2004 and ending January 31, 2005. During the fiscal year ended October 31, 2005, the Company also reimbursed Century Capital for expenses incurred in conjunction with performing the consulting services and issued Century Capital a warrant to purchase 500,000 shares of common stock. See "Item 11. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters – Warrants Issued to Century Capital."

On May 1, 2004, the Company and Century Capital entered into a Shared Services Agreement whereby the Company rented three fully furnished, business equipped offices approximating 340 square feet inside Century Capital's existing offices. This agreement has a month to month term that requires sixty days' written notice to terminate and a monthly rental fee of $2,500. During both the fiscal year ended October 31, 2006 and the fiscal year ended October 31, 2005, the Company was billed $30,000 for rent pursuant to the Shared Services Agreement. As of the fiscal year ended October 31, 2006, the Company owed Century Capital

$50,000 for rent, which was paid by the Company subsequent to the fiscal year ended October 31, 2006.

Item 13. Exhibits

Reference is made to the Index of Exhibits beginning on page E-1 herein.

Item 14. Principal Accountant Fees and Services

Audit Fees

The Company was billed $49,500 by Weiser for audit fees relating to the Company's fiscal year ended October 31, 2006 and was billed $35,000 by Weiser for audit fees relating to the Company's fiscal year ended October 31, 2005. Audit fees consisted of fees for the audit of the Company's annual financial statements and review of quarterly financial statements as well as services normally provided in connection with statutory and regulatory filings or engagements, comfort letters, consents and assistance with and review of Company documents filed with the SEC.

Audit Related Fees

The Company did not incur any fees associated with audit related services with Weiser, or any other accounting firm, relating to fiscal years ended October 31, 2006 and 2005. Audit-related fees are fees for assurance and related services, including primarily employee benefit plan audits, due diligence related to acquisitions, accounting consultations in connection with acquisitions, consultation concerning financial accounting and reporting standards and consultation concerning matters related to Section 404 of the Sarbanes Oxley Act of 2002.

Tax Fees

The Company did not incur any fees associated with tax services with Weiser relating to fiscal years ended October 31, 2006 and 2005. The Company was billed $1,750 by Karl Dienes, CPA, for tax compliance services relating to fiscal year ended October 31, 2006 and was billed $1,750 by Karl Dienes, CPA, for tax compliance services relating to fiscal year ended October 31, 2005. Tax fees consisted primarily of fees for tax compliance, tax advice and tax planning services.

All Other Fees

The Company did not incur any fees associated with non-audit services with Weiser, or any other accounting firm, relating to fiscal years ended October 31, 2006 and 2005.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATE:	SCIVANTA MEDICAL CORPORATION
January 26, 2007	By: /s/ David R. LaVance David R. LaVance Chairman of the Board of Directors, President and Chief Executive Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ David R. LaVance David R. LaVance	Chairman of the Board of Directors, President and Chief Executive Officer	January 26, 2007
/s/ Thomas S. Gifford Thomas S. Gifford	Executive Vice President, Chief Financial Officer, Secretary and Director	January 26, 2007
/s/ Richard E. Otto Richard E. Otto	Director	January 26, 2007

Scivanta Medical Corporation and Subsidiary
(formerly Medi-Hut Co., Inc.)

Consolidated Financial Statements

Contents

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Scivanta Medical Corporation

We have audited the accompanying consolidated balance sheets of Scivanta Medical Corporation, formerly Medi-Hut Co., Inc., and subsidiary (the "Company") as of October 31, 2006 and 2005 and the related consolidated statements of operations, stockholders' equity (deficiency) and cash flows for each of the two years in the period ended October 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based upon our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Scivanta Medical Corporation and subsidiary as of October 31, 2006 and 2005 and the consolidated results of their operations and their consolidated cash flows for each of the two years in the period ended October 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

/s/ Weiser LLP

New York, New York

January 23, 2007

Scivanta Medical Corporation and Subsidiary
(formerly Medi-Hut Co., Inc.)
Consolidated Balance Sheets

	October 31, 2006	October 31, 2005
Assets		
Current assets:		
Cash and cash equivalents	$ 680,381	$ 612,076
Prepaid insurance and other	13,005	14,645
Note receivable, current portion	150,000	600,000
Total current assets	843,386	1,226,721
Other assets:		
Note receivable, net of current portion	--	150,000
Other	791	33,864
Total other assets	791	183,864
Total assets	$ 844,177	$ 1,410,585
Liabilities		
Current liabilities:		
Accounts payable	$ 179,309	$ 106,209
Accounts payable - related party	481,456	287,132
Accrued expenses	110,039	139,618
Accrued expenses – related party	75,000	--
Convertible debentures	300,000	--
Total current liabilities	1,145,804	532,959
Long term liabilities:		
Convertible debentures	--	300,000
Commitments and contingencies		
Stockholders' Equity (Deficiency)		
Common stock, $.001 par value; 100,000,000 shares authorized; 21,276,090 shares issued and outstanding	21,276	21,276
Additional paid in capital	19,766,486	19,766,486
Deferred compensation	(18,947)	(37,018)
Accumulated deficit	(20,070,442)	(19,173,118)
Total stockholders' (deficiency) equity	(301,627)	577,626
Total liabilities and stockholders' equity (deficiency)	$ 844,177	$ 1,410,585

The accompanying notes are an integral part of these consolidated financial statements.

Scivanta Medical Corporation and Subsidiary
(formerly Medi-Hut Co., Inc.)
Consolidated Statements of Operations

	Years Ended October 31,	
	2006	2005
Net sales	$ --	$ --
Cost of sales	--	--
Gross profit	--	--
Operating expenses:		
General and administrative	1,288,869	1,414,390
Loss from operations	(1,288,869)	(1,414,390)
Proceeds from settlement of litigation	433,500	300,000
Loss on sale and disposal of property and equipment	(17,956)	--
Interest income	--	705
Interest expense	(23,999)	(13,808)
Net loss	$ (897,324)	$ (1,127,493)
Net loss per common share, basic and diluted	$ (0.04)	$ (0.07)
Weighted average number of common shares outstanding, basic and diluted	21,276,090	16,544,417

The accompanying notes are an integral part of these consolidated financial statements.

Scivanta Medical Corporation and Subsidiary
(formerly Medi-Hut Co., Inc.)
Consolidated Statements of Stockholders' Equity (Deficiency)
For the Fiscal Years Ended October 31, 2006 and 2005

	Common Stock		Additional			Total
	Number of Shares	$0.001 Par Value	Paid in Capital	Deferred Compensation	Accumulated Deficit	Stockholders' Equity (Deficiency)
Balance at October 31, 2004	13,801,990	$ 13,802	$ 19,454,635	$ (91,054)	$ (18,045,625)	$ 1,331,758
Cancellation of warrants issued to a former director			(14,794)	14,794		--
Shares issued to Century Capital for partial exercise of warrant dated February 1, 2003	562,500	562	10,689			11,251
Shares issued to Century Capital for partial exercise of warrant dated May 14, 2004	200,000	200	7,800			8,000
Common stock retired - settlement of lawsuits with former officers	(30,000)	(30)	30			--
Shares issued to Century Capital for partial exercise of warrant dated February 25, 2005	375,000	375	10,874			11,249
Shares issued to Century Capital for annual bonus due for the one year period commencing February 1, 2003 and ending January 31, 2004	500,000	500	14,500			15,000
Shares issued to Century Capital as payment of monthly consulting fees	1,600,000	1,600	56,400			58,000
Shares issued to John A. Moore for partial exercise of warrant dated May 14, 2004	66,600	67	2,597			2,664
Shares issued to John A. Moore for partial exercise of warrant dated February 25, 2005	100,000	100	2,900			3,000
Shares issued to Dr. William Sear for exercise of warrant dated May 11, 2005	100,000	100	4,900			5,000
Shares issued in connection with the August 25, 2005 private placement of common stock	4,000,000	4,000	194,450			198,450

Scivanta Medical Corporation and Subsidiary
(formerly Medi-Hut Co., Inc.)
Consolidated Statements of Stockholders' Equity (Deficiency)
For the Fiscal Years Ended October 31, 2006 and 2005
(Continued)

	Common Stock		Additional			Total Stockholders'
	Number of Shares	$0.001 Par Value	Paid in Capital	Deferred Compensation	Accumulated Deficit	Equity (Deficiency)
Consulting expense - warrant issued to Century Capital and warrant issued to Dr. William Sear			4,453			4,453
Deferred compensation - warrants issued to Century Capital and to directors			17,052	(17,052)		--
Amortization of deferred compensation				56,294		56,294
Net loss					(1,127,493)	(1,127,493)
Balance at October 31, 2005	21,276,090	21,276	19,766,486	(37,018)	(19,173,118)	577,626
Amortization of deferred compensation				18,071		18,071
Net loss					(897,324)	(897,324)
Balance at October 31, 2006	21,276,090	$ 21,276	$ 19,766,486	$ (18,947)	$ (20,070,442)	$ (301,627)

The accompanying notes are an integral part of these consolidated financial statements.

Scivanta Medical Corporation and Subsidiary
(formerly Medi-Hut Co., Inc.)
Consolidated Statements of Cash Flows

	Years Ended October 31,	
	2006	2005
Cash flows from operating activities:		
Net loss	$ (897,324)	$ (1,127,493)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	12,617	8,648
Amortization of deferred compensation	18,071	56,294
Consulting expense related to warrants	--	4,453
Loss on sale and disposal of property and equipment	17,956	--
Changes in operating assets and liabilities:		
Accounts receivable	--	5,369
Prepaid insurance and other	1,640	21,037
Income tax refund	--	38,246
Accounts payable	73,100	(12,401)
Accounts payable - related party	194,324	129,012
Accrued expenses	(29,579)	35,858
Accrued expenses – related party	75,000	--
Net cash used in operating activities	(534,195)	(840,977)
Cash flows from investing activity:		
Proceeds from sale of distribution rights	600,000	250,000
Proceeds from sale of property and equipment	2,500	--
Net cash provided by investing activities	602,500	250,000
Cash flows from financing activities:		
Proceeds from note payable	--	52,520
Repayment of note payable	--	(52,520)
Proceeds from exercise of warrants	--	10,664
Proceeds from issuance of convertible debentures	--	300,000
Net proceeds from issuance of common stock	--	198,450
Net cash provided by financing activities	--	509,114
Increase (decrease) in cash and cash equivalents	68,305	(81,863)
Cash and cash equivalents - beginning of period	612,076	693,939
Cash and cash equivalents - end of period	$ 680,381	$ 612,076
Supplemental disclosure of cash flow information:		
Cash paid during the period for interest	$ --	$ 1,710
Cash paid during the period for income taxes	$ 500	$ 500
Noncash financing activity:		
Issuance of common stock as payment of amounts due to related party	$ --	$ 103,500

The accompanying notes are an integral part of these consolidated financial statements.

Scivanta Medical Corporation and Subsidiary
(formerly Medi-Hut Co., Inc.)
Notes to the Consolidated Financial Statements

1. Organization and Description of Business

On January 4, 2007, Medi-Hut Co., Inc. changed its name to Scivanta Medical Corporation "Scivanta" or the "Company"). Scivanta is a Nevada corporation headquartered in Spring Lake, New Jersey. The Company was incorporated in the State of New Jersey in November 1982. On January 28, 1998, the Company entered into an Agreement and Plan of Reorganization with Indwest, Inc., a Utah corporation, whereby the Company changed its domicile to the State of Utah and became subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). On February 2, 1998, the Company completed a second change of domicile transaction and became a Delaware corporation, and, in the fall of 2001, completed a third and final change of domicile transaction and became a Nevada corporation.

On October 17, 2003, the Company formed Scivanta Corporation, a New Jersey corporation and wholly-owned subsidiary of the Company. Scivanta Corporation was formed to be an operating subsidiary of the Company, but is currently inactive.

The Company ceased selling all products during the fiscal year ended October 31, 2004 and has not had any significant recurring revenue from the sale of products since the second quarter of 2003.

On November 10, 2006, the Company acquired the exclusive world-wide rights to develop, make and sell certain proprietary technologies known as the Hickey Cardiac Monitoring System (the "HCMS"), a minimally invasive two-balloon esophageal catheter system used to monitor cardiac performance. The HCMS is currently in the development stage and the Company anticipates that it will take approximately 18 months to complete development and related clinical trials. In addition, the Company must also receive the appropriate regulatory approvals before the HCMS can be marketed in the United States or abroad. No assurance can be given that the Company will receive the appropriate regulatory approvals to market the HCMS. See Note 11.

2. Basis of Presentation

On May 26, 2005, the Company closed on a private placement of 8% convertible debentures (the "Debentures"). The gross proceeds received in connection with this private placement were $300,000. See Note 9.

On August 25, 2005, the Company closed on a private placement of 4,000,000 shares of its common stock. The gross proceeds received in connection with this private placement were $200,000 ($.05 per share). See Note 8.

On October 17, 2005, the Company and Breckenridge Pharmaceutical Inc. ("Breckenridge") entered into a purchase and settlement agreement pursuant to which the Company sold its distribution and other rights and business with respect to the hormone replacement drug, Syntest, to Breckenridge. In consideration for the sale of such rights and the other benefits provided under the purchase and settlement agreement, Breckenridge agreed to pay the Company an aggregate of $1,000,000 as follows: (1) $250,000 was paid shortly after the execution of the purchase and settlement agreement, and (2) $50,000 will be paid on the first day of each month for a 15 month period commencing on November 1, 2005 and ending on January 1, 2007. As of December 31, 2006, the Company received an aggregate of $950,000 of payments from Breckenridge pursuant to the purchase and settlement agreement. See Notes 3, 5 and 11.

On February 21, 2006, the Company entered into a settlement agreement and release with its former independent registered public accounting firm, Rosenberg, Rich, Baker, Berman & Company ("Rosenberg"), pursuant to which Rosenberg paid the Company the sum of $425,000. See Note 3.

On November 22, 2006, the Company entered into a settlement agreement and release with Syntho Pharmaceuticals Inc. ("Syntho") and its principal owner, Muhammed Malik (collectively, the "Syntho Group") and Intermax Pharmaceuticals, Inc. ("Intermax") relating to the Company's exclusive right to distribute the hormone replacement therapy drug, Syntest. As part of the settlement reached by the parties, the Syntho Group agreed to pay the Company an aggregate of $3,100,000 (the "Settlement Amount") as follows: (1) $250,000 was paid upon the execution of the settlement agreement; (2) $100,000 will be paid on the 27th day of each month for a three month period commencing on December 27, 2006 and ending on February 27, 2007 and (3) $2,550,000 will be paid on or before March 27, 2007. A portion of the Settlement Amount, $2,850,000, is secured by a first priority mortgage on real property owned by the spouse of Muhammed Malik. As of December 31, 2006, the Company received an aggregate of $350,000 of payments from the Syntho Group pursuant to the settlement agreement. See Notes 3 and 11.

Management believes the funds received in connection with the issuance of the Debentures and the sale of common stock and the proceeds received from the settlement agreements with Breckenridge, Rosenberg and the Syntho Group, together with funds currently available to the Company, will be sufficient to support planned operations through February 1, 2008. Management believes that the Company will require additional capital to complete the development of the HCMS and to be able to acquire additional products and technologies.

3. Litigation

The Company has been involved in several separate litigations.

Syntest Litigation. On May 12, 2003, the Company commenced an action in the United States District Court for the Eastern District of New York against Syntho and its principal owner, Muhammed Malik , Breckenridge and its principal owner, Larry Runsdorf (the "Breckenridge Group"), Scott Schrader and his affiliates, namely Schrader Associates, Bluegrass Drug LLC and Medpharm Corporation (collectively, the "Schrader Group"), relating to the Company's exclusive right to distribute the hormone replacement therapy drug, Syntest, under an agreement with Syntho which expired no earlier than November 2006. In its complaint, the Company alleged, among other things, that Syntho permitted Breckenridge, Medpharm Corporation and Bluegrass Drug LLC to distribute Syntest in violation of its agreement with Syntho and that Scott Schrader and Schrader Associates, which had been appointed by the Company as the exclusive broker with respect to sales of Syntest to drug wholesalers, chain drug stores and managed care companies, and Scott Schrader and Schrader Associates offered discounts, incentives and rebates to customers of the Company without the Company's authorization.

On April 21, 2004, the Company entered into a settlement agreement and limited release with the Schrader Group. Pursuant to this agreement, the Company and the Schrader Group agreed to dismiss with prejudice the actions which were pending against each other. As part of the settlement reached by the Company and the Schrader Group, the Schrader Group paid to the Company a cash payment of $375,000. In addition, the parties released each other from certain claims arising out of the distribution and sale of Syntest.

On October 17, 2005, the Company and Breckenridge entered into a purchase and settlement agreement pursuant to which the Company sold its distribution and other rights and business with respect to the hormone replacement drug, Syntest, to Breckenridge. In consideration for the sale of such rights and the other benefits provided under the purchase and settlement agreement, Breckenridge agreed to pay the Company an aggregate of $1,000,000 as follows: (1) $250,000 was paid shortly after the execution of the purchase and settlement agreement, and (2) $50,000 will be paid on the first day of each month for a 15 month period commencing on November 1, 2005 and ending on January 1, 2007. Further, pursuant to the settlement agreement, the Company and Breckenridge dismissed their actions against each other and released each other from any further claims arising out of the distribution and sale of Syntest, except as provided under the purchase and settlement agreement. As of December 31, 2006, the Company received an aggregate of $950,000 of payments from Breckenridge pursuant to the purchase and settlement agreement. See Notes 5 and 11.

Litigation Against Certain Former Officers and Directors and Others. On December 4, 2003, the Company commenced litigation in the Superior Court of New Jersey against certain of its former officers and directors, Healthgen Distributors, Inc. (formerly known as Larval Corp.), Kinray, Inc. and Santi Greco, an officer of Kinray, Inc. In its complaint, the Company alleged that Joseph A. Sanpietro, a former director and the former President and Chief Executive Officer of the Company, Vincent J. Sanpietro, a former director and the former Chief Operating Officer and Secretary of the Company, Laurence M. Simon, the former Chief Financial Officer of the Company, and Lawrence P. Marasco, the former Vice President of Sales of the Company, caused the Company to suffer significant damage and incur substantial costs by engaging in a scheme to overstate the Company's revenues and earnings through fraudulent accounting practices. The Company also alleged in its complaint that these former officers and directors, in furtherance of their scheme to defraud, filed materially false and misleading documents with the Securities and Exchange Commission (the "SEC") and disseminated materially false and misleading information to the general public, investors and financial advisors and brokers. In addition to the foregoing, the Company alleged in its complaint that these former officers and directors, with the assistance of Larval Corp., an entity controlled by Mr. Marasco, Kinray, Inc., a New York based pharmaceutical distributor, and Santi Greco, an officer of Kinray, Inc., committed violations of state and federal laws prohibiting forgery and fraudulent practices and otherwise participated in "racketeering activity" as that term is defined in 18 U.S.C. §1961(1) and N.J.S.A. 2C:41-1. Further, as set forth in the complaint, the Company sought payment of a promissory note in the principal amount of $575,000 issued to it by former officer and director, Robert S. Russo, plus all accrued interest thereon.

On February 4, 2004, the Company entered into a settlement and release agreement with Vincent J. Sanpietro. In exchange for a one time payment of $20,000, the return of 554,800 shares of the Company's common stock and certain other non-monetary considerations, the Company agreed to discharge its claims against Mr. Sanpietro.

On April 14, 2004, the Company entered into a settlement and release agreement with Joseph A. Sanpietro. In exchange for a one-time payment of $60,000 and the return of 3,179,200 shares of the Company's common stock and certain other non-monetary consideration, the Company agreed to discharge its claims against Mr. Sanpietro.

On May 14, 2004, the Company entered into a settlement and release agreement with Robert S. Russo. In exchange for a one-time payment of $300,000, the return of 125,000 shares of the Company's common stock and other non-monetary consideration, the Company agreed to discharge its claims against Mr. Russo.

On September 16, 2004, the Company entered into a settlement agreement and release with Lawrence P. Marasco. As part of the settlement, Mr. Marasco paid to the Company the sum of $60,000, returned 405,000 shares of the Company's common stock and agreed to provide certain other non-monetary consideration.

On November 29, 2004, the Company entered into a settlement agreement and release with Laurence M. Simon. In exchange for the return of 30,000 shares of the Company's common stock and certain other non-monetary consideration, the Company agreed to dismiss its claims against Mr. Simon.

On January 19, 2005, the Company entered into a settlement agreement and release in connection with its action against Kinray, Inc. and its officer, Santi Greco. As part of this settlement, Kinray, Inc. agreed to pay to the Company the sum of $300,000. This settlement was entered into without any admission of liability or any inferences of wrongdoing by any settling party.

Litigation Against Former Accounting Firms. On January 9, 2004, the Company commenced litigation in the Superior Court of New Jersey against two of its former accounting firms, Rosenberg, which served as the Company's independent registered public accounting firm from February 1998 to March 2003, excluding a three week period in early 2002, and Koenig, Russo & Associates ("Koenig"), an accounting consultant engaged by the Company to review various tax documents, financial statements and filings by the Company with the SEC. Robert S. Russo, a former officer and director of the Company and a defendant in a litigation commenced by the Company against certain of its former officers and directors on December 4, 2003, is a principal of Koenig. In its complaint, the Company, among other things, alleged that Rosenberg and Koenig, through their negligence and accounting malpractice, caused the Company to suffer significant damage and incur substantial costs.

In connection with the settlement of the Company's separate action against Robert S. Russo in the Superior Court of New Jersey (see "Litigation Against Certain Former Officers and Directors and Others"), on May 14, 2004, the Company entered into a settlement and release agreement with Koenig. In exchange for certain non-monetary consideration, the Company agreed to discharge its claims against Koenig.

On February 21, 2006, the Company entered into a settlement agreement and release with Rosenberg. As part of the settlement, the parties released each other from all claims and Rosenberg paid the Company the sum of $425,000. This settlement was entered into without any admission of liability or any inferences of wrongdoing by any settling party.

Loures Lawsuit. On December 28, 2004, an action was commenced in the Superior Court of New Jersey by James J. Loures, Jr. and his wife, Christine Loures, against the Company and certain of its former officers and directors. The plaintiffs allege that the Company, its former officers and certain of its former directors engaged in a scheme to inflate the Company's revenues and earnings through a series of accounting irregularities and fraudulent financial disclosures during the period June 2001 through March 2003 which resulted in the plaintiffs' loss of approximately $120,000. The plaintiffs' allegations are the same as those alleged in the consolidated class action lawsuit against the Company which was settled by the Company in 2004. The plaintiffs were one of eight parties that opted out of the settlement related to the consolidated class action lawsuit.

On October 4, 2006, the Company filed a motion to dismiss the plaintiffs' complaint for failure to comply with discovery requests in the time required by the court. On November 3, 2006, the court granted the Company's motion and dismissed the complaint without prejudice.

4. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation. See Note 1.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates relied upon in preparing the consolidated financial statements include the allowance for notes receivable, contingent liabilities and utilization of the Company's net deferred tax assets and related valuation allowance.

Although the Company regularly assesses these estimates, actual results could differ materially from these estimates. Changes in estimates are recorded in the period in which they become known. The Company based its estimates on historical experience and various other assumptions that it believes to be reasonable under the circumstances. Actual results may differ from management's estimates if past experience or other assumptions do not turn out to be substantially accurate.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity (at date of purchase) of three months or less to be cash equivalents. Cash and cash equivalents consist of cash on deposit with banks and money market instruments. The Company places its cash and cash equivalents with established U.S. financial institutions.

Concentration of Credit Risk

The Company has no significant off balance sheet risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements. The Company's financial instruments that are exposed to concentration of credit risks consist primarily of cash and cash equivalents and notes receivable. The Company maintains its cash and cash equivalents in bank accounts which, at times, exceed federally insured limits. The Company invests its cash in high-quality money market instruments and has not experienced any losses in such accounts and, accordingly, believes it is not exposed to significant credit risk on cash and cash equivalents.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets which average from three to seven years. Leasehold improvements are amortized over the lesser of the lease term or the estimated useful lives of the related assets, generally five years. Expenditures for repairs and maintenance are expensed as incurred. Gross assets as of October 31, 2006 and 2005 amounted to $1,703 and $95,451, respectively, and accumulated depreciation amounted to $912 and $61,587, respectively. The net book value as of October 31, 2006 and 2005 of $791 and $33,864, respectively, is included in other assets.

Income Taxes

The Company provides for deferred income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires an asset and liability approach for financial accounting and reporting for income taxes based on tax effects of differences between the financial statement and tax bases of assets and liabilities, based on enacted rates expected to be in effect when such basis differences reverse in future periods. Deferred tax assets are periodically reviewed for realizability. Valuation allowances are recorded when realizability of deferred tax assets is not likely.

Stock-Based Compensation

As permitted under the Statement of Financial Accounting Standards ("SFAS") No. 123R, "Share-Based Payment" ("SFAS 123R"), which replaces SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), the Company applies the intrinsic value method prescribed in APB 25 to measure compensation expense for stock-based awards to employees and thus, recognizes no stock-based compensation expense for options granted with exercise prices equal to or greater than the market value of the Company's common stock on the date of grant. The Company records deferred stock-based compensation when the market value of the Company's common stock for financial accounting purposes exceeds the exercise price of the stock options on the date of grant. Any stock-based compensation is amortized over the vesting period of the individual options.

The Company accounts for options granted to non-employees under SFAS 123 and Emerging Issues Task Force Consensus No. 96-18, "Accounting for Equity Investments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling Goods or Services" ("EITF

96-18"). These options may be subject to periodic re-valuation over their vesting terms. The resulting stock-based compensation expense is recorded over the service period in which the non-employee provides services to the Company.

During the fiscal year ended October 31, 2006, the Company granted 100,000 options to purchase common stock to an employee. No stock-based compensation is reflected in the net loss for the fiscal year ended October 31, 2006 as all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant. During the fiscal year ended October 31, 2006, the Company recognized a total of $16,025 of amortization expense related to the warrants issued to Century Capital Associates, LLC ("Century Capital") on May 14, 2004 and February 25, 2005 and a total of $2,046 of amortization expense related to the warrants issued to the Company's directors, other than David R. LaVance and Thomas S. Gifford, on February 25, 2005. See Note 8.

During the fiscal year ended October 31, 2005, the Company granted 35,000 options to purchase common stock to employees. No stock-based compensation is reflected in the net loss for the fiscal year ended October 31, 2005 as all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant. During the fiscal year ended October 31, 2005, the Company recognized a total of $8,921 of consulting and amortization expense related to the warrants issued to Century Capital on February 1, 2003, May 14, 2004 and February 25, 2005, a total of $49,013 of amortization expense related to the warrants issued to the Company's directors, other than David R. LaVance and Thomas S. Gifford, on July 24, 2003, May 14, 2004 and February 25, 2005 and $2,813 of consulting expense related to the warrant issued to Dr. William Sear on May 11, 2005. See Note 8.

The following table illustrates the effect on net loss and loss per share if the fair value based method had been applied to all awards.

	Years Ended October 31,	
	2006	**2005**
Reported net loss	$ (897,324)	$ (1,127,493)
Stock-based employee compensation expense included in net loss, net of related tax effects	--	--
Stock-based employee compensation determined under the fair value based method, net of related tax effects	(3,820)	(7,236)
Pro forma net loss	$ (901,144)	$ (1,134,729)
Basic and diluted net loss per share:		
As reported	$ (0.04)	$ (0.07)
Pro forma	$ (0.04)	$ (0.07)

Net Loss Per Common Share

Basic net loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect, in periods in which they have a dilutive effect, the impact of common shares issuable upon exercise of stock options and warrants and conversion of convertible debt, provided that the exercise price of the stock options and warrants and the conversion price of the convertible debt is less than the fair market value of the common stock. In periods where a net loss exists, diluted net loss per share is calculated using basic common shares outstanding since including potential common shares from the exercise of stock options and warrants would be anti-dilutive.

During the fiscal years ended October 31, 2006 and 2005, the Company incurred a net loss. Accordingly, the weighted average number of shares outstanding for both the basic and the diluted net loss per share computation is the same. As of October 31, 2006, total potential dilutive securities included 2,104,998 shares of common stock subject to warrants, 370,000 shares of common stock subject to options and 2,250,000 shares of common stock issuable upon conversion of the Debentures. As of October 31, 2005, total potential dilutive securities included 2,104,998 shares of common stock subject to warrants, 270,000 shares of common stock subject to options and 2,250,000 shares of common stock issuable upon conversion of the Debentures.

Recent Accounting Pronouncements

In October 2004, the Financial Accounting Standards Board (the "FASB") concluded that the proposed SFAS No. 123R, "Share-Based Payment" ("SFAS 123R"), which would require all companies to measure compensation cost for all share-based payments, including employee stock options, at fair value, would be effective for public companies (except small business issuers as defined in SEC Regulation S-B) for interim or annual periods beginning after June 15, 2005. The Company will not have to adopt SFAS 123R until the fiscal year ending October 31, 2007. The Company does not expect SFAS 123R to have a material impact on its consolidated results of operations or financial condition.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting and disclosure for uncertain tax positions, as defined. FIN 48 seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company does not expect FIN 48 to have a material impact on its consolidated results of operations or financial condition.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements regarding fair value measurement. Where applicable, this statement simplifies and codifies fair value related guidance previously issued within United States of America generally accepted accounting principles. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently reviewing SFAS 157 and has not yet determined the impact that the adoption of SFAS 157 will have on its consolidated results of operations or financial condition.

5. Note Receivable

On October 17, 2005, the Company sold its distribution and other rights and business with respect to Syntest, to Breckenridge. In consideration for the sale of such rights and the other benefits provided under the purchase and settlement agreement between Breckenridge and the

Company, Breckenridge agreed to pay the Company an aggregate of $1,000,000 as follows: (1) $250,000 was paid in October 2005 after the execution of the purchase and settlement agreement, and (2) $50,000 is to be paid on the first day of each month for a 15 month period commencing on November 1, 2005 and ending on January 1, 2007.

During the fiscal year ended October 31, 2006, the Company received aggregate payments of $600,000 from Breckenridge on the note receivable. As of October 31, 2006, the outstanding balance on the note receivable was $150,000. As of December 31, 2006, the Company received aggregate payments of $700,000 on the note receivable. See Notes 3 and 11.

6. Income Taxes

Significant components of the Company's deferred tax assets as of October 31, 2006 and 2005 are shown below. In determining the realizability of the Company's deferred tax assets, the Company considered numerous factors, including historical profitability, estimated future taxable income and the industry in which it operates. At October 31, 2006 and 2005, a valuation allowance was recorded to fully offset the net deferred tax asset, as it was determined by management that the realization of the deferred tax asset was not likely to occur in the foreseeable future. The change in the valuation allowance for fiscal 2006 was an increase of $275,005 attributable primarily to net operating losses.

	Years Ended October 31,	
	2006	2005
Net operating loss	$ 5,848,556	$ 4,033,608
Write-down of impaired assets	77,883	1,507,469
Depreciation and amortization	67,604	146,658
Other	5,076	36,379
Total gross deferred tax assets	5,999,119	5,724,114
Valuation allowance	(5,999,119)	(5,724,114)
Net deferred tax assets	$ --	$ --

As of October 31, 2006, the Company had federal and state operating losses of approximately $15,184,252 and $15,163,974, respectively, which will expire as follows:

Federal		State	
Year Expiring	Amount	Year Expiring	Amount
2021	$ 980,973	2008	$ 966,906
2022	1,373,163	2009	1,373,163
2023	2,745,837	2010	2,745,837
2024	2,955,050	2011	2,950,689
2025	2,584,960	2012	2,583,660
2026	4,544,269	2013	4,543,719
	$15,184,252		$15,163,974

Utilization of the net operating loss carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), and similar state provisions. The Company has not performed a detailed analysis to determine whether an ownership change under Section 382 of the Internal Revenue Code occurred. The effect of an ownership change would be the imposition of an annual limitation on the use of net operating loss carryforwards attributable to periods before the change.

7. Related Party Transactions

David R. LaVance, the Company's Chairman, President and Chief Executive Officer, and Thomas S. Gifford, the Company's Executive Vice President, Chief Financial Officer (Treasurer) and Secretary, are owners and officers of Century Capital. Effective February 1, 2005, the Company and Century Capital entered into an amended and restated Consulting Service Agreement, pursuant to which Messrs. LaVance and Gifford currently provide services to the Company as executive management. For the fiscal year ended October 31, 2006, the Company was billed $600,000 for consulting services rendered by Century Capital and the Company recorded $75,000 of consulting expense related to the annual bonus due to Century Capital for the one year period commencing February 1, 2006 and ending January 31, 2007. During the fiscal year ended October 31, 2006, the Company also reimbursed Century Capital for expenses incurred in conjunction with performing the consulting services. As of October 31, 2006, the Company owed Century Capital $506,456 for unpaid monthly fees, bonuses and expenses, of which $17,706 was paid by the Company subsequent to the fiscal year ended October 31, 2006. See Note 11.

For the fiscal year ended October 31, 2005, the Company was billed $675,000 for consulting services rendered by Century Capital and the Company recorded $31,250 of consulting expense related to the annual bonus due to Century Capital, pursuant to the Consulting Services Agreement, for the one year period commencing February 1, 2004 and ending January 31, 2005. During the fiscal year ended October 31, 2005, the Company also reimbursed Century Capital for expenses incurred in conjunction with performing the consulting services and issued Century Capital a warrant to purchase 500,000 shares of common stock. As of October 31, 2005, the Company owed Century Capital $242,132 for unpaid monthly fees, bonuses and expenses. See Note 8.

On May 1, 2004, the Company and Century Capital entered into a Shared Services Agreement whereby the Company rented three fully furnished, business equipped offices approximating 340 square feet inside Century Capital's existing offices. This agreement commenced has a month to month term that requires sixty days' written notice to terminate and a monthly rental fee of $2,500. During both the fiscal year ended October 31, 2006 and the fiscal year ended October 31, 2005, the Company was billed $30,000 for rent pursuant to the Shared Services Agreement. As of the fiscal year ended October 31, 2006, the Company owed Century Capital $50,000 for rent, which was paid by the Company subsequent to October 31, 2006.

8. Stockholders' Equity

Stock Option Plan

On July 5, 2002, the shareholders approved the Company's 2002 Equity Incentive Plan (the "Equity Incentive Plan"), effective as of January 1, 2002. The Equity Incentive Plan was placed into effect in order to promote the long-term success of the Company and to (1) encourage employees, independent directors and consultants of the Company to focus on critical long-term objectives, (2) encourage the attraction and retention of employees, independent directors and consultants with exceptional qualifications, and (3) link employees, independent directors and consultants directly to shareholders' interests through increased stock ownership.

The Equity Incentive Plan provides for awards in the form of restricted shares, incentive stock options ("ISOs"), nonstatutory stock options ("NSOs") (ISOs and NSOs are sometimes collectively referred to as "Options") and stock appreciation rights ("SARs"). The aggregate number of shares of common stock which may be awarded under the Equity Incentive Plan is two million (2,000,000).

Incentive Stock Options (ISOs)

Only employees of the Company are eligible to receive grants of ISOs. Unless otherwise provided in a stock option agreement, the first $100,000 of optioned shares that are part of an option grant and can be exercised first in a given year shall be considered ISOs, and the remainder shall be considered NSOs. The exercise price of an ISO may not be less than 100% of the fair market value of a share of common stock on the date of grant. The term of an ISO shall in no event exceed ten years from the date of grant.

Non-Statutory Stock Options (NSOs)

Employees, independent directors and consultants of the Company are eligible to receive grants of NSOs. NSO grants to any optionee in a single fiscal year of the Company cannot cover more than 500,000 shares of common stock (750,000 shares of common stock for new employees in the fiscal year of the Company in which service as an employee first commences). Each individual stock option agreement shall specify the exercise price for the awards as determined by the Company's Board of Directors (the "Board"). Options may be awarded in combination with SARs.

Automatic Option Grants to Independent Directors

Upon the conclusion of each annual meeting of the Company's shareholders commencing in 2002, each independent director who continues to serve on the Board after such annual meeting may receive an NSO at the discretion of the Board. All NSOs granted to an independent director may also become exercisable in full in the event of: (a) the termination of such independent director's service because of death, total and permanent disability or retirement at or after age 65; or (b) a change in control with respect to the Company, with certain exceptions. The exercise price under all NSOs granted to an independent director shall be equal to 100% of the fair market value of a share of common stock on the date of grant. All NSOs granted to an independent director shall terminate on the earlier of (1) the 6th anniversary of the date of grant or (2) the date 12 months after the termination of such independent director's service for any reason. The

Board may permit an independent director to elect to receive his or her annual retainer payments, if any, and/or meeting fees from the Company in the form of cash, NSOs, or restricted shares or a combination thereof, as determined by the Board.

Stock Appreciation Rights

SARs granted to any individual in a single fiscal year cannot cover more than 500,000 shares of common stock (750,000 shares of common stock for new employees in the fiscal year of the Company in which service as an employee first commences). SARs may be awarded in combination with Options, which may vary in accordance with a predetermined formula while the SARs are outstanding. A SAR may be included in an ISO only at the time of grant but may be included in an NSO at the time of grant or thereafter.

Restricted Shares

The holders of restricted shares shall have the same voting, dividend and other rights as the Company's shareholders, subject to any special restrictions contained in the restricted share agreement.

The Equity Incentive Plan also contains customary protection against dilution. Options and SARs shall terminate immediately prior to the dissolution or liquidation of the Company. Unless the applicable agreement provides otherwise, in the event of any change in control, the vesting and exercisability of each outstanding award shall automatically accelerate so that each such award shall, immediately prior to the effective date of the change in control, become fully exercisable for all of the shares of common stock at the time subject to such award and may be exercised for any or all of those shares as fully-vested common stock, except under certain circumstances.

As of October 31, 2006, the Company had available to issue 1,630,000 options under the Equity Incentive Plan.

Stock option transactions for employees during the fiscal years ended October 31, 2006 and 2005 were as follows:

	Option Shares	**Vested Shares**	**Exercise Price Per Common Share**	**Weighted Average Exercise Price Per Common Share**
Balance, October 31, 2004	248,200	91,952	$0.08 & $6.75	$0.43
Options granted/vested during the year	35,000	103,748	$0.02	$0.02
Exercised during the year	--	--	--	--
Expired/terminated during the year	(13,200)	(13,200)	$6.75	$6.75
Balance, October 31, 2005	270,000	182,500	$0.02 & $0.08	$0.07
Options granted/vested during the year	100,000	87,500	$0.08	$0.08
Exercised during the year	--	--	--	--
Expired/terminated during the year	--	--	--	--
Balance, October 31, 2006	370,000	270,000	$0.02 & $0.08	$0.07

Information with respect to employee stock options outstanding and employee stock options exercisable at October 31, 2006 is as follows:

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price Per Common Share	Number Exercisable	Weighted Average Exercise Price Per Common Share
$0.02	35,000	8.2	$0.02	35,000	$0.02
$0.08	335,000	7.8	$0.08	235,000	$0.08
	370,000	7.8	$0.07	270,000	$0.07

No stock options were issued to non-employees during the fiscal years ended October 31, 2006 and 2005.

Warrants to Purchase Common Stock

Century Capital Warrant Dated February 1, 2003. Pursuant to the Consulting Services Agreement, effective as of February 1, 2003, between the Company and Century Capital, on February 1, 2003 a warrant to purchase 1,500,000 shares of common stock of the Company was issued to Century Capital. The warrant had a ten year term and was exercisable at $1.34 per share (the "Underlying Purchase Price"). The per share purchase price was subject to certain pricing adjustments which included an adjustment if the average closing price of the Company's common stock over a period of thirty days was less than the then existing Underlying Purchase Price. 375,000 shares of common stock underlying the warrant vested immediately upon issuance with another 46,875 shares vesting on and after the last day of each month commencing February 28, 2003 and ending January 31, 2005. Based upon the underlying features of the warrant, management determined that the best estimate of fair value was to utilize the intrinsic value method using the ultimate lowest exercise price to account for the value of this warrant issuance. As such, the Company recorded consulting expense as the warrant shares vested with the initial vesting of 375,000 warrant shares on February 1, 2003 and 46,875 warrant shares vesting at the end of each month from February 28, 2003 through January 31, 2005.

The Underlying Purchase Price adjusted to $0.02 per share as of November 1, 2004, the date when Century Capital exercised its right to purchase 421,876 shares of the Company's common stock underlying the warrant. The $8,438 due to the Company from Century Capital as a result of this exercise was offset by the Company against monthly consulting fees due and owing to Century Capital that had been deferred for payment.

On February 25, 2005, Century Capital exercised its right to purchase 140,624 shares of the Company's common stock underlying the warrant at $0.02 per share. The $2,812 due to the Company from Century Capital as a result of this exercise was offset by the Company against monthly consulting fees due and owing to Century Capital that had been deferred for payment.

As of January 31, 2005, all of the shares of common stock underlying the warrant had vested. Accordingly, during the fiscal year ended October 31, 2006, the Company recorded no consulting expense with respect to the warrants. For the fiscal year ended October 31, 2005, the Company recorded $1,640 of consulting expense associated with the warrant shares that vested pursuant to the warrant. As of February 25, 2005, all 1,500,000 shares underlying the warrant had been purchased.

Century Capital Warrant Dated May 14, 2004. On May 14, 2004, the Company issued Century Capital a ten year, non-cancelable warrant to purchase 700,000 shares of the Company's common stock at a purchase price of $.04 per share. 100,000 shares of the Company's common stock underlying the warrant became available for purchase as of May 14, 2004, with the remaining shares underlying the warrant available for purchase upon the achievement of specific milestones as follows: 100,000 shares became available for purchase upon the filing of the Company's annual report on Form 10-KSB for the fiscal year ended October 31, 2002; 100,000 shares became available for purchase upon the filing of the Company's quarterly reports on Form 10-QSB for the quarters ended January 31, 2003, April 30, 2003 and July 31, 2003; 100,000 shares became available for purchase upon the Company's receipt of at least $500,000 in cumulative proceeds from the litigation against certain former officers, directors and others and/or the litigation against the Rosenberg and Koenig accounting firms; 100,000 shares shall be available for purchase upon the Company's receipt of at least $2,000,000 in cumulative proceeds related to the Syntho litigation; 100,000 shares shall be available for purchase upon the Company becoming eligible to register its common stock pursuant to the Securities Act of 1933, as amended; and 100,000 shares became available for purchase upon the acquisition by the Company of a product or line of business.

The fair value of the warrant was estimated on the date of issuance using the Black-Scholes pricing model with the following weighted average assumptions: dividend yield of 0%; risk free interest of 4.79%; volatility of 50.47%; and an expected life of 10 years. The warrant had a fair value of approximately $44,211 on the date of issuance.

On November 1, 2004, Century Capital exercised its right to purchase 200,000 shares of the Company's common stock underlying the warrant. Of the shares purchased, 100,000 shares became available for purchase on May 14, 2004, the issuance date of the warrant, and the other 100,000 shares became available for purchase during the fiscal year ended October 31, 2004 as a result of the Company's receipt of $500,000 of cumulative proceeds from the litigation against certain former officers, directors and others that was commenced on December 4, 2003. The $8,000 due to the Company from Century Capital as a result of this exercise was offset by the Company against monthly consulting fees due and owing to Century Capital that had been deferred for payment.

For the fiscal years ended October 31, 2006 and 2005, the Company recorded $12,632 and $0, respectively, of amortization expense associated with the warrant shares that vested pursuant to the warrant. As of October 31, 2006, 200,000 shares underlying the warrant had been purchased, 200,000 shares underlying the warrant are available for purchase and 300,000 shares underlying the warrant remained unvested and were not yet available for purchase.

Century Capital Warrant Dated February 25, 2005. Pursuant to the amended and restated Consulting Services Agreement, on February 25, 2005, a warrant to purchase 500,000 shares of common stock of the Company was issued to Century Capital. The warrant has a ten year term and is exercisable at $0.03 per share until February 25, 2015. The warrant vested as follows: (a) 250,000 of the shares of the Company's common stock underlying the warrant became available for purchase as of February 25, 2005; (b) an additional 20,833 of the shares underlying the warrant became available for purchase on the last day of each month commencing February 28, 2005 and ending December 31, 2005; and (c) 20,837 of the shares underlying the warrant became available for purchase on January 31, 2006.

The fair value of the warrant was estimated on the date of issuance using the Black-Scholes pricing model with the following weighted average assumptions: dividend yield of 0%; risk free interest of 4.27%; volatility of 57.77%; and an expected life of one month for 250,000 shares underlying the warrant and an expected life of two years for 250,000 shares underlying the warrant. The warrant had a fair value of approximately $10,674 on the date of issuance.

On February 25, 2005, Century Capital exercised its right to purchase 250,000 shares of the Company's common stock underlying the warrant. The $7,500 due to the Company from Century Capital as a result of this exercise was offset by the Company against amounts due and owing to Century Capital related to deferred monthly consulting fees. On both May 20, 2005 and August 25, 2005, Century Capital exercised its right to purchase 62,500 shares of the Company's common stock (125,000 shares in total). The $3,750 due to the Company from Century Capital as a result of these exercises was offset by the Company against deferred monthly consulting fees due to Century Capital.

For the fiscal years ended October 31, 2006 and 2005, the Company recorded $3,393 and $7,281, respectively, of amortization expense associated with the warrant shares that had vested pursuant to the warrant. As of October 31, 2006, 375,000 shares underlying the warrant had been purchased and 125,000 shares underlying the warrant are available for purchase.

Director Warrants Dated July 24, 2003. On July 24, 2003, a warrant to purchase 200,000 shares of common stock of the Company was issued to each of its directors, other than Mr. LaVance and Mr. Gifford. An aggregate amount of 800,000 shares of common stock could be issued pursuant to these warrants. Each warrant has a five year term and is exercisable at $.26 per share until July 24, 2008. The shares of common stock underlying each warrant vested on the date of issuance (66,666 shares), on the first anniversary of the date of issuance (66,666 shares), and on the second anniversary of the date of issuance (66,668 shares).

The fair value of the warrants were estimated on the date of issuance using the Black-Scholes pricing model with the following weighted average assumptions: dividend yield of 0%; risk free interest of 3.08%; volatility of 105.64%; and an expected life of five years. The warrants had a fair value of approximately $155,138 at the date of issuance.

As of July 24, 2005, all of the shares of common stock underlying the warrants had vested. Accordingly, during the fiscal year ended October 31, 2006, the Company recorded no amortization expense with respect to the warrants. For the fiscal year ended October 31, 2005, the Company recorded $31,504 of amortization expense associated with the warrant shares that had vested pursuant to the warrant. As of October 31, 2006, an aggregate of 599,998 shares of the Company's common stock are available for purchase under the warrants and an aggregate of 200,002 shares underlying the warrants had been cancelled.

Director Warrants Dated May 14, 2004. On May 14, 2004, a warrant to purchase 200,000 shares of common stock of the Company was issued to each of its directors, other than Mr. LaVance and Mr. Gifford. An aggregate amount of 600,000 shares of common stock could be issued pursuant to these warrants. Each warrant has a five year term and is exercisable at $.04 per share until May 14, 2009. The shares of common stock underlying each warrant vested on the date of issuance (66,600 shares) and on the first anniversary of the date of issuance (133,400 shares).

The fair value of the warrants were estimated on the date of issuance using the Black-Scholes pricing model with the following weighted average assumptions: dividend yield of 0%; risk free interest of 3.92%; volatility of 50.47%; and an expected life of five years. The warrants had an aggregate fair value of approximately $32,137 at the date of issuance.

On February 25, 2005, John A. Moore, a former director of the Company, exercised his right to purchase 66,600 shares of the Company's common stock underlying the warrant issued to him. The Company received gross proceeds of $2,664 from the issuance of these shares.

As of May 14, 2005, all of the shares of common stock underlying the warrants had vested. Accordingly, during the fiscal year ended October 31, 2006, the Company recorded no amortization expense with respect to the warrants. For the fiscal year ended October 31, 2005, the Company recorded $13,177 of amortization expense associated with the warrant shares that had vested pursuant to the warrants. As of October 31, 2006, an aggregate of 66,600 shares of the Company's common stock underlying the warrants had been purchased, an aggregate of 400,000 shares underlying the warrants are available for purchase and an aggregate of 133,400 shares underlying the warrants had been cancelled.

Director Warrants Dated February 25, 2005. On February 25, 2005, a warrant to purchase 200,000 shares of common stock of the Company was issued to each of its directors, other than Mr. LaVance and Mr. Gifford. An aggregate amount of 400,000 shares of common stock could be issued pursuant to these warrants. Each warrant has a five year term and is exercisable at $.03 per share until February 25, 2010. The shares of common stock underlying each warrant vested on the date of issuance (100,000 shares) and on the first anniversary of the date of issuance (100,000 shares). Each warrant contains standard anti-dilution provisions and limited registration rights.

The fair value of the warrants were estimated on the date of issuance using the Black-Scholes pricing model with the following weighted average assumptions: dividend yield of 0%; risk free interest of 3.91%; volatility of 57.77%; and an expected life of five years. The warrants had an aggregate fair value of approximately $6,378 at the date of issuance.

On February 25, 2005, John A. Moore, a former director of the Company, exercised his right to purchase 100,000 shares of the Company's common stock underlying the warrant issued to him. The Company received $3,000 in connection with the issuance of these shares.

For the fiscal years ended October 31, 2006 and 2005, the Company recorded $2,046 and $4,332, respectively, of amortization expense associated with the warrant shares that had vested pursuant to the warrant. As of October 31, 2006, an aggregate of 100,000 shares underlying the warrants had been purchased and an aggregate of 300,000 shares underlying the warrants were available for purchase.

Consultant Warrant Issued May 11, 2005: On May 11, 2005, a warrant to purchase 100,000 shares of common stock of the Company was issued to Dr. William Sear for consulting services rendered by Dr. Sear to the Company. The warrant had a five year term and was exercisable at

$0.05 per share until May 11, 2010. All of the shares of common stock underlying the warrant vested on the date of issuance, May 11, 2005.

The fair value of the warrant was estimated on the date of issuance using the Black-Scholes pricing model with the following weighted average assumptions: dividend yield of 0%; risk free interest of 3.93%; volatility of 62.59%; and an expected life of one month. The warrant had a fair value of approximately $2,813 at the date of issuance.

On May 16, 2005, all 100,000 shares underlying the warrant were purchased. The Company received $5,000 of gross proceeds from the issuance of these shares. For the fiscal year ended October 31, 2005, the Company recognized $2,813 of consulting expense associated with the warrant shares that had vested pursuant to the warrant.

Stock warrant transactions during the fiscal years ended October 31, 2006 and 2005 were as follows:

	Warrant Shares	Vested Shares	Exercise Price Per Common Share	Weighted Average Exercise Price Per Common Share
Balance, October 31, 2004	2,709,166	1,468,337	$0.02 - $4.50	$0.32
Warrants granted/vested during the year	1,000,000	1,278,258	$0.03 & $0.05	$0.03
Exercised during the year	(1,404,100)	(1,404,100)	$0.02 - $0.05	$0.03
Expired/terminated during the year	(200,068)	--	$0.04 & $0.26	$0.11
Balance, October 31, 2005	2,104,998	1,342,495	$0.03 - $4.50	$0.39
Warrants granted/vested during the year	--	462,503	$0.03 & $0.04	--
Exercised during the year	--	--	--	--
Expired/terminated during the year	(180,000)	(180,000)	$2.45 & $4.50	$3.48
Balance, October 31, 2006	1,924,998	1,624,998	$0.03 - $0.26	$0.12

Information with respect to warrants outstanding and warrants exercisable at October 31, 2006 is as follows:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price Per Common Share	Number Exercisable	Weighted Average Exercise Price Per Common Share
$0.03 - $0.05	1,325,000	5.1	$0.04	1,025,000	$0.04
$0.26	599,998	1.8	$0.26	599,998	$0.26
	1,924,998	4.1	$0.11	1,624,998	$0.12

Issuances and Retirement of Common Stock

On February 25, 2005, the Company issued 500,000 shares of common stock (fair market value of $0.03 per share or $15,000) to the owners and officers of Century Capital, David R. LaVance and Thomas S. Gifford, in lieu of the $50,000 bonus deferred by Century Capital for the period commencing February 1, 2003 and ending January 31, 2004. In addition, on February 25, 2005, the Company issued 600,000 shares of common stock (fair market value of $0.03 per share or $18,000) to the owners and officers of Century Capital, David R. LaVance and Thomas S. Gifford, in lieu of $60,000 of monthly consulting fees that had been deferred by Century Capital. The Company recorded a $77,000 reduction in consulting expense during the fiscal year ended October 31, 2005 in order to account for the difference between the fair market value on the date of issuance of the common stock issued to Century Capital ($33,000) and the amount of accounts payable that was satisfied by the issuance of the common stock ($110,000). The Company did not receive any proceeds from either issuance of common stock.

On August 25, 2005, the Company issued 1,000,000 shares of common stock (fair market value of $0.04 per share or $40,000) to the owners and officers of Century Capital, David R. LaVance and Thomas S. Gifford, in lieu of $50,000 of monthly consulting fees that had been deferred by Century Capital. The Company recorded a $10,000 reduction in consulting expense during the fiscal year ended October 31, 2005 in order to account for the difference between the fair market value on the date of issuance of the common stock issued to Century Capital ($40,000) and the amount of accounts payable that was satisfied by the issuance of the common stock ($50,000). The Company did not receive any proceeds from this issuance of common stock.

On August 25, 2005, the Company closed on a private placement of 4,000,000 shares of common stock. The gross proceeds received in connection with this private placement were $200,000 ($0.05 per share). 3,000,000 shares of common stock were purchased by Richard Rimer, a private investor, for $150,000. 1,000,000 shares of common stock were purchased by John A. Moore, a former director of the Company, for $50,000. The market price of the common stock on the date of the closing of the transaction was $0.04 per share.

On November 29, 2004, the Company retired 30,000 shares of common stock that was received pursuant to the settlement and release agreement entered into by the Company and Laurence M. Simon.

9. Convertible Debentures

On May 26, 2005, the Company closed on a private placement of Debentures. The gross proceeds received in connection with this private placement were $300,000. The Debentures have a two year term maturing on April 30, 2007, and bear interest at a rate of 8% per annum. Interest is payable in annual installments, beginning on May 1, 2006, in cash or, at the option of the Company, in shares of the Company's common stock. If the Company elects to pay the interest in shares of the Company's common stock, the number of shares issued as payment will be equal to the quotient of the unpaid interest divided by the market price of the Company's common stock as defined in the Debentures. Up to 50% of the aggregate principal amount of the Debentures are convertible into the Company's common stock, at the option of the holders, at a conversion price of $0.10 per share. The remaining 50% of the aggregate principal amount of the Debentures are convertible into the Company's common stock, at the option of the holders, at a conversion price of $0.20 per share.

For the fiscal years ended October 31, 2006 and 2005, the Company recorded a total of $23,999 and $12,098, respectively, of interest expense related to the Debentures. As of October 31, 2006, the Company had accrued $36,097 of interest related to the Debentures, which amount remains outstanding.

10. Commitments

Amended and Restated Consulting Agreement with Century Capital

Effective February 1, 2005, the original Consulting Services Agreement entered into between the Company and Century Capital as of February 1, 2003, was replaced by an amended and restated Consulting Services Agreement. Pursuant to the amended and restated Consulting Services Agreement, Century Capital agreed to provide the services of Mr. LaVance and Mr. Gifford as the Company's corporate officers. As provided in the amended and restated Consulting Services Agreement, Mr. LaVance will continue to serve as the Company's President and Chief Executive Officer and Mr. Gifford will continue to serve as the Company's Executive Vice President, Chief Financial Officer, Treasurer and Secretary. The amended and restated Consulting Services Agreement also provides that Mr. LaVance and Mr. Gifford will continue to be treated as independent contractors for the purposes of compensation, will not be paid any salary or other compensation directly by the Company and will not participate in the Company's employee benefit plans.

The initial term of the amended and restated Consulting Services Agreement ended on January 31, 2006. Thereafter, the amended and restated Consulting Services Agreement continues until either party elects to terminate the amended and restated Consulting Services Agreement by providing sixty days written notice. As of December 31, 2006, neither the Company nor Century Capital had provided notice of termination. During the term of the amended and restated Consulting Services Agreement, Century Capital is entitled to receive a monthly consulting fee in the amount of $50,000 and is entitled to be reimbursed for all reasonable and customary business expenses. Century Capital is also eligible to receive an annual bonus at the discretion of the independent members of the Company's Board of Directors. For the period commencing February 1, 2006 and ending January 31, 2007, Century Capital was awarded a bonus of $100,000. As of October 31, 2006, the Company recorded a liability of $75,000 to account for the portion of the bonus that related to the fiscal year ended October 31, 2006.

During the term of the amended and restated Consulting Services Agreement and for a period of twenty-four months after the termination of the amended and restated Consulting Services Agreement, Century Capital shall be entitled to receive a cash bonus upon the consummation by the Company of certain corporate transactions. The bonus compensation shall be an amount not less than 2.5% of the aggregate consideration to be paid in connection with a sale or acquisition of the Company or in connection with a change in control of the Company (which means a change in more than 50% of the issued and outstanding shares of the Company's common stock). Century Capital shall be entitled to receive the bonus compensation for any corporate transaction which commences before, but is consummated after, the end of the twenty-four month period following the effective termination date of the amended and restated Consulting Services Agreement.

Upon the execution of the amended and restated Consulting Services Agreement, the Company issued Century Capital a ten year, non-cancelable warrant dated February 25, 2005 to purchase

500,000 shares of the Company's common stock at a purchase price of $0.03 per share. The warrant had a fair value of $10,674 on the date of issuance. See Note 8.

On February 25, 2005, Century Capital exercised its right to purchase 250,000 shares of the Company's common stock pursuant to the warrant dated February 25, 2005. On both May 20, 2005 and August 25, 2005, Century Capital exercised its right to purchase 62,500 shares of the Company's common stock (125,000 shares in total) underlying the warrant. The $11,250 due to the Company from Century Capital as a result of these exercises was offset by the Company against deferred monthly consulting fees due to Century Capital. See Note 8.

11. Subsequent Events

Warrants to Purchase Common Stock

Century Capital Warrant Dated May 14, 2004. On November 13, 2006, Century Capital exercised its right to purchase 300,000 shares of the Company's common stock underlying the warrant. Of the shares purchased, 100,000 shares became available for purchase on November 24, 2005, the date the Company filed its annual report on Form 10-KSB for the fiscal year ended October 31, 2002. In addition, 100,000 shares became eligible for purchase on May 27, 2006, the date the Company filed its quarterly reports on Form 10-QSB for the quarters ended January 31, 2003, April 30, 2003 and July 31, 2003 and the other 100,000 shares became available for purchase on November 10, 2006, the date the Company acquired the exclusive world-wide rights to develop, make and sell the HCMS. The $12,000 due to the Company from Century Capital as a result of this exercise was offset by the Company against monthly consulting fees due and owing to Century Capital that had been deferred for payment.

Century Capital Warrant Dated February 25, 2005. On November 13, 2006, Century Capital exercised its right to purchase 125,000 shares of the Company's common stock underlying the warrant. The $3,750 due to the Company from Century Capital as a result of this exercise was offset by the Company against monthly consulting fees due and owing to Century Capital that had been deferred for payment.

Litigation

Syntest Litigation. On November 22, 2006, the Company, Century Capital, David R. LaVance and Thomas S. Gifford entered into a settlement agreement and release with the Syntho Group and Intermax. Pursuant to the settlement agreement, the Company and the Syntho Group agreed to dismiss with prejudice the actions against each other which were pending in the United States District Court for the Eastern District of New York and in the Superior Court of New Jersey (see Litigation Against Certain Former Officers and Directors and Others). In addition, the Syntho Group agreed to dismiss with prejudice the related actions against Century Capital, David R. LaVance and Thomas S. Gifford which were pending in the United States District Court for the Eastern District of New York and the Company and Intermax agreed to dismiss with prejudice the related actions against each other which were pending in the United States District Court for the Eastern District of New York and in the Superior Court of New Jersey. As part of the settlement reached by the parties, the Syntho Group agreed to pay the Company an aggregate of $3,100,000 as follows: (1) $250,000 was paid upon the execution of the settlement agreement; (2) $100,000 will be paid on the 27th day of each month for a three month period commencing on

December 27, 2006 and ending on February 27, 2007 and (3) $2,550,000 will be paid on or before March 27, 2007. A portion of the Settlement Amount, $2,850,000, is secured by a first priority mortgage on real property owned by the spouse of Muhammed Malik. In the event that the Syntho Group defaults on the settlement agreement, the Syntho Group and Intermax will be responsible for all reasonable costs and expenses incurred by the Company as a result of the default, including any foreclosure related expenses associated with the real property which secures the first priority mortgage. In addition, upon a default by the Syntho Group, a consent judgment in favor of the Company in the amount of $4,000,000 will be entered into in the Superior Court of New Jersey against the Syntho Group and Intermax. As of December 31, 2006, the Company received an aggregate of $350,000 of payments from the Syntho Group pursuant to the settlement agreement.

Litigation Against Certain Former Officers and Directors and Others. On November 22, 2006, the Company entered into a settlement agreement and release with the Syntho Group and Intermax pursuant to which the Company, the Syntho Group and Intermax agreed to dismiss with prejudice the actions against each other which were pending in the Superior Court of New Jersey. See Syntest Litigation.

Acquisition of the HCMS

On November 10, 2006, the Company entered into a technology license agreement (the "License Agreement") with The Research Foundation of State University of New York, for and on behalf of the University at Buffalo (the "Foundation"), Donald D. Hickey, M.D. ("Hickey") and Clas E. Lundgren ("Lundgren"). The Foundation, Hickey and Lundgren shall be collectively referred to herein as the "Licensor."

Pursuant to the License Agreement, the Licensor granted the Company the exclusive world-wide rights to develop, make and sell the HCMS, a minimally invasive two-balloon esophageal catheter system used to monitor cardiac performance. The term of the License Agreement commenced on November 10, 2006, the date of the License Agreement, and ends on the later of (i) the expiration date of the last to expire patent right related to the HCMS or (ii) ten years from the sale of the first HCMS product.

Under the License Agreement, the Company is required to pay the Licensor a royalty of 5% on annual net sales, as defined in the License Agreement, subject to certain reductions as detailed in the License Agreement. Beginning with the first full year of sales of the HCMS in the United States and for two years thereafter, the Company is required to pay an annual minimum royalty of $100,000 to the Licensor against which any royalty on net sales paid in the same calendar year for sales in the United States will be credited. Further, beginning with the first full year of sales of the HCMS outside the United States and for two years thereafter, the Company is required to pay an annual minimum royalty of $100,000 to the Licensor against which any royalty on net sales paid in the same calendar year for sales outside the United States will be credited. In addition, the Company is required to pay the Licensor 25% of all sublicensing revenue received by the Company in connection with the HCMS. The Company is also obligated to make milestone payments to the Licensor as follows: (i) first insertion of a catheter utilizing the HCMS in a human clinical trial - $75,000; (ii) first submission of the HCMS for regulatory approval in any country - $100,000; and (iii) first notice of regulatory approval to market the HCMS in any country - $150,000. Further, the Company will reimburse the Licensor a total of

$264,300 for patent costs incurred prior to the execution of the License Agreement as follows: $40,900 within five (5) days of the signing of the License Agreement; $80,000 on or before November 1, 2007 and $143,400 on or before November 1, 2008. The $40,900 payment has been made by the Company in accordance with the License Agreement.

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit
3.1	Restated Articles of Incorporation of Scivanta Medical Corporation, formerly Medi-Hut Co., Inc. (the "Registrant"), which was filed in the Office of the Secretary of State of the State of Nevada on January 23, 2007 (Incorporated by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-QSB for the quarter ended January 31, 2006, filed with the Securities and Exchange Commission (the "SEC") on January 29, 2007).
3.2	Amended and Restated Bylaws of the Registrant (Incorporated by reference to Exhibit 3.2 to the Registrant's Quarterly Report on Form 10-QSB for the quarter ended January 31, 2006, filed with the SEC on January 29, 2007).
4.1	Specimen stock certificate representing the Registrant's common stock (Incorporated by reference to Exhibit 4.1 to the Registrant's Quarterly Report on Form 10-QSB for the quarter ended January 31, 2006, filed with the SEC on January 29, 2007).
4.2	Convertible Debenture for $50,000, dated May 1, 2005, issued to Manor Oaks Capital Management (Incorporated by reference to Exhibit 4.2 to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended October 31, 2002, filed with the SEC on November 25, 2005).
4.3	Convertible Debenture for $50,000, dated May 1, 2005, issued to Chartwell Partners, LLP (Incorporated by reference to Exhibit 4.3 to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended October 31, 2002, filed with the SEC on November 25, 2005).
4.4	Convertible Debenture for $50,000, dated May 1, 2005, issued to Glenwood Partners, L.P. (Incorporated by reference to Exhibit 4.4 to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended October 31, 2002, filed with the SEC on November 25, 2005).
4.5	Convertible Debenture for $50,000, dated May 1, 2005, issued to Radiology for South Philadelphia Profit Sharing Plan (Incorporated by reference to Exhibit 4.5 to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended October 31, 2002, filed with the SEC on November 25, 2005).
4.6	Convertible Debenture for $50,000, dated May 1, 2005, issued to Mark W. Cooper (Incorporated by reference to Exhibit 4.6 to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended October 31, 2002, filed with the SEC on November 25, 2005).
4.7	Convertible Debenture for $50,000, dated May 1, 2005, issued to Richard Rimer (Incorporated by reference to Exhibit 4.7 to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended October 31, 2002, filed with the SEC on November 25, 2005).

10.1 The Registrant's 2002 Equity Incentive Plan, adopted and effective January 1, 2002 (Incorporated by reference to Exhibit B of the Registrant's definitive proxy statement, filed with the SEC on June 10, 2002).

10.2* Amended and Restated Consulting Services Agreement, dated as of February 1, 2005, between the Registrant and Century Capital Associates, LLC (Incorporated by reference to Exhibit 10.7 to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended October 31, 2002, filed with the SEC on November 25, 2005).

10.3* Warrant to purchase 200,000 shares of common stock of the Registrant, dated July 24, 2003, issued to James G. Aaron. (Incorporated by reference to Exhibit 10.9 to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended October 31, 2002, filed with the SEC on November 25, 2005).

10.4* Warrant to purchase 200,000 shares of common stock of the Registrant, dated July 24, 2003, issued to Richard E. Otto. (Incorporated by reference to Exhibit 10.10 to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended October 31, 2002, filed with the SEC on November 25, 2005).

10.5* Warrant to purchase 200,000 shares of common stock of the Registrant, dated July 24, 2003, issued to John A. Moore. (Incorporated by reference to Exhibit 10.11 to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended October 31, 2002, filed with the SEC on November 25, 2005).

10.6* Warrant to purchase 200,000 shares of common stock of the Registrant, dated July 24, 2003, issued to Salvatore J. Badalamenti. (Incorporated by reference to Exhibit 10.12 to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended October 31, 2002, filed with the SEC on November 25, 2005).

10.7* Warrant to purchase 200,000 shares of common stock of the Registrant, dated May 14, 2004, issued to Richard E. Otto. (Incorporated by reference to Exhibit 10.13 to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended October 31, 2002, filed with the SEC on November 25, 2005).

10.8* Warrant to purchase 200,000 shares of common stock of the Registrant, dated May 14, 2004, issued to John A. Moore. (Incorporated by reference to Exhibit 10.14 to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended October 31, 2002, filed with the SEC on November 25, 2005).

10.9* Warrant to purchase 200,000 shares of common stock of the Registrant, dated May 14, 2004, issued to Salvatore J. Badalamenti. (Incorporated by reference to Exhibit 10.15 to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended October 31, 2002, filed with the SEC on November 25, 2005).

10.10* Warrant to Purchase 700,000 shares of common stock of the Registrant, dated May 14, 2004, issued to Century Capital Associates, LLC. (Incorporated by reference to Exhibit 10.16 to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended October 31, 2002, filed with the SEC on November 25, 2005).

10.11* Warrant to Purchase 500,000 shares of common stock of the Registrant, dated February 25, 2005, issued to Century Capital Associates, LLC. (Incorporated by reference to Exhibit 10.17 to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended October 31, 2002, filed with the SEC on November 25, 2005).

10.12* Warrant to Purchase 200,000 shares of common stock of the Registrant, dated February 25, 2005, issued to John A. Moore. (Incorporated by reference to Exhibit 10.18 to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended October 31, 2002, filed with the SEC on November 25, 2005).

10.13* Warrant to Purchase 200,000 shares of common stock of the Registrant, dated February 25, 2005, issued to Richard E. Otto. (Incorporated by reference to Exhibit 10.19 to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended October 31, 2002, filed with the SEC on November 25, 2005).

10.14 Shared Services Agreement, dated May 1, 2004, between the Registrant and Century Capital Associates LLC. (Incorporated by reference to Exhibit 10.23 to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended October 31, 2002, filed with the SEC on November 25, 2005).

10.15 Technology License Agreement between The Research Foundation of State University of New York for and on behalf of University of Buffalo and the Registrant dated November 10, 2006 (Incorporated by reference to Exhibit 10.24 to the Registrant's Current Report on Form 8-K filed with the SEC on November 14, 2006).

21.1 List of Subsidiaries of the Registrant.

31.1 Section 302 Certification of Chief Executive Officer.

31.2 Section 302 Certification of Chief Financial Officer.

32.1 Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350.

32.2 Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

*Constitutes a management contract under Section 601 of Regulation S-B.

EXHIBIT 21.1

SUBSIDIARIES OF SCIVANTA MEDICAL CORPORATION

Name of Subsidiary	State of Incorporation
Scivanta Corporation	New Jersey

EXHIBIT 31.1

CERTIFICATION

I, David R. LaVance, certify that:

1. I have reviewed this report on Form 10-KSB of Scivanta Medical Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: January 26, 2007

By: /s/ David R. LaVance
David R. LaVance
President and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION

I, Thomas S. Gifford, certify that:

1. I have reviewed this report on Form 10-KSB of Scivanta Medical Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

January 26, 2007

By: /s/ Thomas S. Gifford
Thomas S. Gifford
Executive Vice President,
Chief Financial Officer and
Secretary

EXHIBIT 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Scivanta Medical Corporation (the "Company") on Form 10-KSB for the fiscal year ended October 31, 2006, as filed with the Securities and Exchange Commission (the "Report"), I, David R. LaVance, President and Chief Executive Officer of the Company, do hereby certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) the Report fully complies with the requirements of §13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, 15 U.S.C. §78m or 78o(d), and,

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: January 26, 2007

By: /s/ David R. LaVance
David R. LaVance
President and Chief Executive Officer

EXHIBIT 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Scivanta Medical Corporation (the "Company") on Form 10-KSB for the fiscal year ended October 31, 2006, as filed with the Securities and Exchange Commission (the "Report"), I, Thomas S. Gifford, Executive Vice President, Chief Financial Officer and Secretary of the Company, do hereby certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) the Report fully complies with the requirements of §13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, 15 U.S.C. §78m or 78o(d), and,

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

January 26, 2007

By: /s/ Thomas S. Gifford
Thomas S. Gifford
Executive Vice President,
Chief Financial Officer and
Secretary

Corporate Directory and Shareholder Information

Board of Directors

David R. LaVance
Chairman of the Board, President and Chief Executive Officer
Scivanta Medical Corporation

Thomas S. Gifford
Executive Vice President, Chief Financial Officer, Secretary and Director
Scivanta Medical Corporation

Richard E. Otto
Chief Executive Officer
Corautus Genetics Inc.

Lawrence M. Levy
Senior Counsel
Brown Rudnick Berlack Israels LLP

Anthony Giordano, III
Executive Vice President, Chief Financial Officer, Treasurer and Assistant Secretary
Central Jersey Bancorp

Corporate Officers

David R. LaVance
Chairman of the Board, President and Chief Executive Officer
Scivanta Medical Corporation

Thomas S. Gifford
Executive Vice President, Chief Financial Officer, Secretary and Director
Scivanta Medical Corporation

Common Stock

Scivanta Medical Corporation's Common Stock is classified as an over-the-counter security and is traded under the trading symbol "SCVM" through an electronic quotation and information service operated by Pink Sheets LLC.

Corporate Office

Scivanta Medical Corporation
215 Morris Avenue
Spring Lake, New Jersey 07762

Website

www.scivanta.com

Form 10-KSB

A copy of Scivanta Medical Corporation's Form 10-KSB for the fiscal year ended October 31, 2006, as filed with the Securities and Exchange Commission, is included with this report.

Annual Meeting of Stockholders

The Annual Meeting of Stockholders will be held on May 31, 2007.

Legal Counsel

Giordano, Halleran & Ciesla
125 Half Mile Road
Red Bank, New Jersey 07701

Registrar and Transfer Agent

Standard Registrar & Transfer Co., Inc.
2528 South 1840 East
Draper, Utah 84020

Independent Registered Public Accounting Firm

Weiser LLP
135 West 50th Street
12th Floor
New York, New York 10020-1299

Stockholder Information

Additional information about Scivanta Medical Corporation may be obtained upon request from Daniel Berg or Joseph Kessler of The Investor Relations Group at 212-825-3210.

END